RECEIVED

2008 JUN -4 A 1:2

FICE OF INTE... CORPORATE FI...

26 May, 2008

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

08003022

Q.CELLS

Q-CELLS AG
OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany

TEL +49 (0)3494 66 99-0
FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Anton Milner
Gerhard Rauter
Dr. Hartmut Schüning
Dr. Florian Holzapfel (stv.)

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Bitterfeld-Wolfen
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sir or Madam,

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

Yours sincerely,

SUPPL

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Q-Cells AG

PROCESSED
JUN 09 2008
THOMSON REUTERS

Enclosures

Hypovereinsbank AG
Euro
Kto.: 357 839 289
BLZ: 860 200 86
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495
US-Dollar
Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE79 7002 0270 0865 8337 17
SWIFT: HYVEDEMM

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to Section 15 of the German Securities Trading Act (WpHG)

Q-Cells AG publishes report as of 31 March 2008:

- **Sales +65 % and EBIT +63 %**
- **Loans of up to € 750 million approved**
- **Merger and change of form to a European Company (SE)**

Bitterfeld-Wolfen, May 14, 2008 - Q-Cells AG (QCE; ISIN DE0005558662) has released its report as of 31 March 2008. The world's largest solar cell manufacturer continued its dynamic growth in the first quarter. In the first three months of 2008, **production** rose to 117.0 Megawatt peak (same period in the previous year: 78.0 MWp), which equates to growth of 50 % as against the first quarter of 2007. As a result, production volume is slightly down on the figure for the previous quarter (132.6 MWp). This is attributable to the scheduled retrofit and optimisation measures for production lines I to IV carried out in the first three months with the aim of increasing their production capacity by the middle of the year.

Sales rose by 65 % to € 269.7 million (€ 163.5 million), while **operating income (EBIT)** increased by 63 % to € 58.9 million (€ 36.2 million).

Net income for the first quarter (after minorities) amounted to € 36.7 million (€ 23.8 million) without taking account of the impact of the stake in REC Renewable Energy Corporation ASA. This equates to an increase of 54 % on the same period in the previous year. If the pro rata net income from REC and the revaluation of the put options for REC shares are included, net income for the period amounts to € 54.4 million (previous year: € 33.7 million). The agreement on the put options was terminated by Orkla and Q-Cells on 29 April 2008. The book value of the options will therefore be written down completely in the second quarter, which will reduce net income in 2008 as a whole by € 2 million. Orkla's pre-emptive right to buy REC shares lapsed in the course of termination of the agreement.

The **export ratio** increased to 69.7% in the course of the Group's increasing internationalisation. Although Spain was the most important foreign market, Q-Cells AG achieved its highest growth rates compared with the same period in the previous year in the Asian growth markets of India and South Korea.

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany **TEL** +49 (0)3494 66 99-0 **FAX** +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com **WEB** www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Q-Cells AG has been granted a revolving credit of up to € 750 million by an international banking syndicate to finance its future dynamic growth. The credit will run until 31 March 2009.

In addition, it has decided to merge and change its form to a European Company (Societas Europaea/SE). The required agreement with employees has already been signed and the merger plan has been notarised. Final approval is to be given at the Annual Shareholders' Meeting, which will take place in Leipzig on 26 June 2008.

The report on the first quarter of 2008 and a current presentation of the Company are available for downloading in the Investor Relations section of Q-Cells AG's website (www.q-cells.de).

Additional information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse
(Official Market / Prime Standard; Frankfurt Stock Exchange)
Company's seat: Federal Republic of Germany

Q-Cells AG
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.

3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.

2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.

3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements and Information

1. Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

2. Information to the bearers of listed securities of the Company can also be transmitted by using electronic media.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 111,259,373.00 and is divided into 111,259,373 no par value shares, namely

   (a) 80,689,389 ordinary voting shares and

   (b) 30,569,984 preference shares without voting rights.

2. Upon distribution of profits the preference shares without voting rights shall have the preferential rights as set out in § 22 para. 6 of the articles of association. Each holder of preference shares has the ancillary right to demand the conversion of all or parts of its preference shares into ordinary voting shares in a proportion of 1:1 while remaining a shareholder by declaration vis-à-vis the Company. The preference shareholder demanding conversion is required to submit a written notice and to provide the Company at the same time with the share certificates of the preference shares which shall be converted. With regard to preference shares held in collective deposit which shall be converted it is sufficient - instead of providing the share certificates - to assign all claims for return of the shares vis-à-vis the collective depositor of the global certificate of the preference shares. The Company is obliged to comply with the conversion request by issuing the new ordinary share certificates within three weeks upon receipt of the conversion request. The conversion will take effect upon the issuance of the new ordinary voting share certificates by the Company. Converted preference shares participate in the distribution of profits like ordinary voting shares with regard to all fiscal years, for which at the time of the conversion the shareholders' meeting has not yet resolved upon the appropriation of profits. Where a public tender offer for the acquisition of the Company's shares has been published, the Company is moreover obliged to comply without undue delay with all demands for conversion by issuing the new share certificates of the ordinary voting shares at the latest 10 business days prior to the expiry of the acceptance period or of a further acceptance period if the Company has received the demand for conversion until the 15th business day prior to the expiry of the acceptance period or the expiry of a further acceptance period and at the latest at the acceptance period's or a further acceptance period's expiry date if the Company has received the demand for conversion until the second business day prior to the expiry of the acceptance period or the expiry of a further acceptance period. In all other re-

spects the preference shares grant the same rights as ordinary voting shares.

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until May 31, 2012, by up to Euro 54,526,653.00 by the issuance of up to 54,526,653 new ordinary no par value bearer shares and/or preference shares with or without voting right (no par value shares) against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The authorization comprises the power to issue further preference shares with or without voting right, which precede or are equal to the preference shares issued on the basis of the authorization of the General Meeting of June 14, 2007. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 4 of the German Stock Corporation Act since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights. Insofar as the subscription right is not excluded, the subscription rights shall be traded on the stock exchange, in which shareholders and third parties can take part. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital and to make all necessary further amendments regarding the form of the Articles of Association in this relation.

5. The share capital of the Company is conditionally increased by up to Euro 1,721,688.00 by the issuance of up to 1,721,688 ordinary no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new

shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro 1,221,134.00 by the issuance of up to 1,221,134 ordinary no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 43,621,323.00 by the issuance of up to 43,621,323 new ordinary no par value bearer shares (Conditional Capital III), each representing Euro 1.00 in the share capital. The conditional capital increase serves to grant options rights or option obligations to the holders of warrants out of option bonds in accordance with the options terms or to grant conversion rights or conversion obligations to the holders of convertible bonds in accordance with the bond terms, which have been issued by a subordinate affiliated company of the Company pursuant to the authorization of the Management Board by the General Meeting on June 29, 2006, and which will be issued by the Company or a subordinate affiliated company based on the authorization resolution of the General Meeting of June 14, 2007, until 31 May 2012. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolutions regarding the authorization. The conditional capital increase shall only be executed in case options bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion comply with their obligation and the Conditional Capital III is needed correspondingly in accordance with the bond terms. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obligations or conversion obligations shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital

increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the issuance of the shares and to make any necessary further amendments regarding the form of the Articles of Association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital III was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

8. The share capital of the company is conditionally increased by up to Euro 5,756,442.00 by the issuance of up to 5,756.442 ordinary no par value bearer shares (Conditional Capital IV). The conditional capital increase serves to cover options which the Management Board was authorized to issue by the General Meeting on June 14, 2007. The new shares to be issued after such options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The conditional capital increase shall only be executed in case options are issued under the Conditional Capital IV and only to the extent that holders of options exercise their subscription rights. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4 para. 1 and 8 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for registration with the Commercial Register.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

3. The right to issue further preference shares, which precede or are equal to the preference shares issued on the basis on the authorization of the General Meeting of June 14, 2007, according to Sect. 141 para. 2 German Stock Corporation Act (Aktiengesetz) is reserved.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the com-

mencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the choice of the convening body at a German stock exchange location, or in Leipzig, Bitterfeld or Wolfen.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of

their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each ordinary voting share shall grant one vote. The preference shares do not grant any voting rights. If, however, the preference shares shall have voting rights pursuant to mandatory law, each preference share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumulated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumulated profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

6. Preference shares without voting rights entitle to a preference dividend of Euro 0.03 per preference share and fiscal year. If the preference dividend is not or not fully paid in one fiscal year, the arrears shall be paid subsequently without interest out of the earnings available for distribution in the following fiscal years in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new fiscal year may only be distributed after all arrears have been paid. After distribution of the preference dividend the holders of ordinary voting shares are entitled to receive a dividend of Euro 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they shall be paid to the holders of preference shares and ordinary voting shares proportionately to their shareholding in the share capital.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.

Convenience Translation (the German version is legally binding only)

Q-Cells Aktiengesellschaft, Thalheim (municipality of Bitterfeld-Wolfen)

Security Identification No. 555866 – ISIN DE0005558662
Security Identification No. A0SMMX – ISIN DE000A0SMMX2
Security Identification No. A0MFZE – ISIN DE000A0MFZE1

Invitation (abbreviated version)

We herewith invite our shareholders to the ordinary Shareholders' Meeting of Q-Cells Aktiengesellschaft on Thursday, 26 June 2008 at 10.00 a.m. in the CCL Congress Center Leipzig, Messe-Allee 1, 04356 Leipzig.

Agenda

1. **Presentation and explanation of the approved annual financial statements and the authorised consolidated financial statements for fiscal 2007, the management report and the Group management report prepared by the Executive Board, the report of the Supervisory Board, the proposal for the appropriation of profits and the report by the Executive Board on the disclosures in accordance with Section 289 Paragraph 4, Section 315 Paragraph 4 of the HGB (German Commercial Code)**

2. **Resolution on the appropriation of profits for fiscal 2007**

3. **Resolution on approving the actions of the Executive Board for fiscal 2007**

4. **Resolution on approving the actions of the Supervisory Board for fiscal 2007**

5. **Election of the auditor and the Group auditor for fiscal 2008 and election of the auditor for the review of the abbreviated financial statements and interim management report for the half-yearly 2008 report in accordance with Section 37w Paragraph 5 in conjunction with Section 37y No. 2 of the WpHG (German Securities Trading Act)**

6. **Resolution on approving the merger plan dated 6 May 2008 between Q-Cells Aktiengesellschaft and Q-Cells Österreich AG, Vienna, Austria, appointment of members of the shareholders to the first Supervisory Board of Q-Cells SE, election of the auditor and Group auditor for the first fiscal year of Q-Cells SE and election of the auditor for the review of the abbreviated financial statements and interim management report for the first half-yearly report of Q-Cells SE in accordance with Section 37w Paragraph 5 in conjunction with Section 37y No. 2 of the WpHG**

7. **Resolution on the revocation of the existing authorisation to issue options and/or convertible bonds, on a new authorisation to issue options and/or convertible bonds up to a total nominal amount of € 5 billion, on an authorisation to exclude subscription rights, on the renaming, confirmation and reformulation of Contingent Capital III as well as the corresponding amendments to the Articles of Association**

8. **Resolution on the amendment of the modalities of Stock Option Programme 2007 in accordance with the resolution on agenda item 7 at the Shareholders' Meeting on 14 June 2007, on the renaming, confirmation and reformulation of Contingent Capital IV as well as amendments to the Articles of Association**

9. Approval of the control and profit transfer agreement between Q-Cells Aktiengesellschaft as the controlling company and Q-Cells Beteiligungs GmbH as the controlled company

10. Resolution on the revocation of the existing authorisation to acquire own shares, a new authorisation to acquire own shares and on their use as well as an authorisation to exclude subscription rights

* * *

Participation in the Shareholders' Meeting and Evidence of Share Ownership

Those ordinary and preference shareholders are entitled to participate in the Shareholders' Meeting and those ordinary shareholders are entitled to exercise their voting rights in accordance with Section 17 Paragraphs 1 and 2 of the Articles of Association, who register their participation with the company in good time before the Shareholders' Meeting and provide evidence of their share ownership to the company. **Registration** must be sent to the company in text form. **Evidence of share ownership** must be provided by a certificate prepared in text form by the institution where the custodian account is maintained. The certificate from the institution where the custodian account is maintained has to refer to the beginning of 5 June 2008 (0.00 hrs Central European Summer Time – CEST). Both registration and evidence of share ownership must be sent to the company no later than the end of **19 June 2008** at the following address:

Q-Cells Aktiengesellschaft, c/o Dresdner Bank AG, WDHHV dwpbank AG
Wildunger Straße 14, 60487 Frankfurt am Main
Fax: + 49 (0) 69 / 5099 – 1110, E-Mail: hv-eintrittskarten@dwpbank.de

In relation to the company, only those who have supplied the evidence will count as shareholders for participation in the Shareholders' Meeting or for exercising voting rights. Following receipt of the registration and evidence of share ownership (within the timescale set) by the company at the address specified, shareholders will be issued with and sent tickets for the Shareholders' Meeting, which will serve as identification for participating in the Shareholders' Meeting and exercising their rights as shareholders.

Proxy Participation and Voting Rights

Ordinary shareholders may also have their participation and voting rights in the Shareholders' Meeting exercised by proxies, e.g. a financial institution, shareholders' association or another person of their choice. The same is true of preference shareholders' rights to participate in the Shareholders' Meeting. The precondition for this is that a ticket was previously issued following registration and evidence of share ownership. The relevant pre-printed powers of attorney are sent to shareholders with their tickets. Proxies may be authorised in writing, by fax or electronically.

Q-Cells Aktiengesellschaft also offers its ordinary shareholders the option of being represented at the Shareholders' Meeting by a proxy appointed by the company according to their instructions. To this end, these proxies must be issued with a power of attorney and instructions as to how voting rights are to be exercised. The proxies are obliged to vote in line with their instructions.

Additional details on participation and exercising voting rights through proxies are to be found in the documentation sent to shareholders with their tickets.

Motions by Shareholders

Motions by shareholders in accordance with Section 126 of the AktG (German Companies Act) and details of proposed candidates in accordance with Section 127 of the AktG are to be addressed in text form solely to the following address:

Q-Cells Aktiengesellschaft, - Investor Relations -
OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen
Fax: +49 (0) 3494 / 66 99 1 00 00, E-Mail: investor@q-cells.com

Correct counter-motions and details of proposed candidates, which are received at the above address at least two weeks before the date of the Shareholders' Meeting, will be published without delay on the website www.q-cells.com. Comments by the management on any motions will also be published there. Motions, which are sent to another address or received late, will not be taken into consideration for disclosure in accordance with Sections 126, 127 of the AktG.

Disclosures in accordance with Section 30b Paragraph 1 No. 1 of the WpHG

At the date the Shareholders' Meeting is convened, the company's share capital of € 111,283,017.00 is divided into 80,713,033 ordinary shares and 30,569,984 preference shares, which do not carry voting rights. Each ordinary share entitles the holder to one vote, so that at the time the ordinary Shareholders' Meeting is convened on the basis of the Articles of Association, there are 80,713,033 voting rights.

Complete Version of the Invitation

The complete text of the invitation including proposed resolutions by the Executive Board and the Supervisory Board on the individual items on the agenda, the information on Section 10 Paragraph 2 of the Articles of Association of the future Q-Cells SE and the reports by the Executive Board on items 7 and 10 was published in the electronic Federal Gazette at www.ebundesanzeiger.de on 16 May 2008 and can be obtained free of charge from Q-Cells Aktiengesellschaft - Investor Relations - OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Fax: +49 (0) 3494 / 66 99 1 00 00, E-Mail: investor@q-cells.com. Furthermore, the complete text is included in the notices in accordance with Section 125 of the AktG, which are sent to shareholders via the institutions where the custodian accounts are maintained and are also available on the Internet at www.q-cells.com.

Bitterfeld-Wolfen, May 2008

Q-Cells Aktiengesellschaft
- The Executive Board -

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	16. Mai 2008
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Hauptversammlung
Veröffentlichungspflichtiger:	Q-Cells Aktiengesellschaft, Thalheim (politische Gemeinde Bitterfeld-Wolfen)
Fondsname:	
ISIN:	
Auftragsnummer:	080512009688
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

Q-Cells Aktiengesellschaft

Thalheim
(politische Gemeinde Bitterfeld-Wolfen)

Wertpapier-Kenn-Nummer 555866 – ISIN DE0005558662
Wertpapier-Kenn-Nummer A0SMMX – ISIN DE000A0SMMX2
Wertpapier-Kenn-Nummer A0MFZE – ISIN DE000A0MFZE1

Einladung

Wir laden hiermit unsere Aktionäre zu der ordentlichen Hauptversammlung der Q-Cells Aktiengesellschaft am Donnerstag, dem 26. Juni 2008, um 10:00 Uhr in das CCL Congress Center Leipzig, Messe-Allee 1, 04356 Leipzig, ein.

Tagesordnung

TOP 1

Vorlage und Erläuterung des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses für das Geschäftsjahr 2007, des Lageberichts und des Konzernlageberichts des Vorstands, des Berichts des Aufsichtsrats, des Vorschlags für die Verwendung des Bilanzgewinns und des Berichts des Vorstands zu den Angaben nach § 289 Abs. 4, § 315 Abs. 4 HGB

Die genannten Unterlagen können ab sofort in den Geschäftsräumen am Sitz der Q-Cells Aktiengesellschaft, OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, und im Internet unter www.q-cells.com eingesehen werden. Sie liegen auch während der Hauptversammlung zur Einsichtnahme aus. Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift der Unterlagen übersandt.

TOP 2

Beschlussfassung über die Verwendung des Bilanzgewinns für das Geschäftsjahr 2007

Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn für das Geschäftsjahr 2007 i.H.v. 142.961.339,67 Euro wie folgt zu verwenden:

Ausschüttung einer Vorzugsdividende von
0,03 Euro je Vorzugsaktie auf die 30.569.984
Vorzugsaktien (ISIN DE000A0MFZE1 / WKN A0MFZE)

Einstellung in andere Gewinnrücklagen im Sinne
von § 266 Abs. 3 A. III. 4. HGB

Gewinnvortrag

Bilanzgewinn

TOP 3

Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2007

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2007 Entlastung zu erteilen.

TOP 4

Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2007 Entlastung zu erteilen.

TOP 5

Wahl des Abschlussprüfers und des Konzernabschlussprüfers für das Geschäftsjahr 2008 sowie Wahl des Abschlussprüfers für die prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts des Halbjahresfinanzberichts 2008 gemäß § 37w Abs. 5 i.V.m. § 37y Nr. 2 WpHG

Der Aufsichtsrat schlägt vor, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig,

I. zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr 2008 zu wählen und

II. zum Abschlussprüfer für die prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts des Halbjahresfinanzberichts 2008 zu wählen, soweit eine freiwillige prüferische Durchsicht gemäß § 37w Abs. 5 i.V.m. § 37y Nr. 2 WpHG beschlossen wird.

TOP 6

Beschlussfassung über die Zustimmung zum Verschmelzungsplan vom 06. Mai 2008 zwischen der Q-Cells Aktiengesellschaft und der Q-Cells Österreich AG, Wien, Österreich, Bestellung der Mitglieder der Anteilseigner im ersten Aufsichtsrat der Q-Cells SE, Wahl des Abschluss- und Konzernabschlussprüfers für das erste Geschäftsjahr der Q-Cells SE sowie Wahl des Abschlussprüfers für die prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts des ersten Halbjahresfinanzberichts der Q-Cells SE gemäß § 37w Abs. 5 i.V.m. § 37y Nr. 2 WpHG

Vorstand und Aufsichtsrat schlagen vor zu beschließen, wobei gemäß § 124 Abs. 3 Satz 1 AktG nur der Aufsichtsrat den Vorschlag unterbreitet zur Bestellung der vorgesehenen Anteilseignervertreter im ersten Aufsichtsrat der künftigen Q-Cells SE (siehe § 10 Abs. 2 Satz 1 der Satzung der künftigen Q-Cells SE, die dem zur Beschlussfassung vorgeschlagenen Verschmelzungsplan als Anlage I beiliegt) und zur Wahl des Abschluss- und Konzernabschlussprüfers für das erste Geschäftsjahr der künftigen Q-Cells SE und des Abschlussprüfers für die prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts des ersten Halbjahresfinanzberichts (siehe unter § 10 des zur Beschlussfassung vorgeschlagenen Verschmelzungsplans):

I. Dem Verschmelzungsplan vom 06. Mai 2008 zwischen der Q-Cells Aktiengesellschaft und der Q-Cells Österreich AG, Wien, Österreich, (Urkunde des Notars John Flüh, Berlin, UR-Nr. FL 173/2008) wird zugestimmt.

II. Der Vorstand wird angewiesen, die Verschmelzung nicht vor Zahlung der Vorzugsdividende für das Geschäftsjahr 2007 der Q-Cells Aktiengesellschaft, die nach dem Ablauf der ordentlichen Hauptversammlung der Q-Cells Aktiengesellschaft erfolgen wird, zum Handelsregister anzumelden.

Der Verschmelzungsplan hat den folgenden Wortlaut:

VERSCHMELZUNGSPLAN

für die Verschmelzung der

Q-Cells Aktiengesellschaft, Guardianstraße 16, OT Thalheim, 06766 Bitterfeld-Wolfen, Deutschland

– nachstehend „ **Q-Cells AG** “ oder „ **aufnehmende Gesellschaft** “ genannt –

und der

Q-Cells Österreich AG, Parkring 2, 1010 Wien, Österreich,

– nachstehend „ **Q-Cells Österreich** “ oder „ **übertragende Gesellschaft** “ genannt –

Präambel

Die Q-Cells AG und die Q-Cells Österreich sollen in einer Europäischen Gesellschaft (Societas Europaea – „SE") zusammengeführt werden. Dies soll durch die Verschmelzung der Q-Cells Österreich als übertragender Rechtsträger auf die Q-Cells AG als übernehmender Rechtsträger erfolgen, wobei die Q-Cells AG im Rahmen der Verschmelzung die Rechtsform einer SE annimmt.

Dies vorausgeschickt vereinbaren die Q-Cells AG und die Q-Cells Österreich wie folgt:

§ 1 Angaben zu den beteiligten Rechtsträgern

1. Die Q-Cells AG ist eine im Handelsregister des Amtsgerichts Stendal, Deutschland, unter HRB 16621 eingetragene Aktiengesellschaft deutschen Rechts mit Sitz in Thalheim, (politische Gemeinde Bitterfeld-Wolfen), Deutschland. Ihr im Handelsregister eingetragenes Grundkapital beträgt EUR 111.259.373,00 und ist eingeteilt in 111.259.373 Stückaktien ohne Nennbetrag, und zwar in 80.689.389 Stammaktien und 30.569.984 Vorzugsaktien ohne Stimmrecht. Gemäß § 5 Abs. 1 der Satzung der Q-Cells AG lauten die Aktien auf den Inhaber (Inhaberaktien). Die Q-Cells AG ist in den Bereichen der Entwicklung, industriellen Produktion und des Vertriebs von Photovoltaikzellen sowie Produkten der regenerativen Stromerzeugung tätig.

2. Die Q-Cells Österreich ist eine im Firmenbuch des Handelsgerichts Wien unter FN 305232 x eingetragene Aktiengesellschaft österreichischen Rechts mit Sitz in Wien, Österreich. Ihr Grundkapital beträgt EUR 70.000,00, welches in 70.000 Aktien ohne Nennbetrag (Stückaktien) mit Stimmrecht eingeteilt ist, die auf den Inhaber lauten. Die Q-Cells Österreich ist eine 100 % ige Tochtergesellschaft der Q-Cells AG.

§ 2 Verschmelzung der Q-Cells Österreich auf die Q-Cells AG

1. Die Q-Cells Österreich wird auf die Q-Cells AG (als übernehmender Rechtsträger) im Wege der Verschmelzung durch Aufnahme ohne Liquidation gemäß Art. 17 Abs. 2 Satz 1 lit. a) der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 (im folgenden „SE-VO") verschmolzen.

2. Mit Wirksamwerden der Verschmelzung geht das gesamte Aktiv- und Passivvermögen der Q-Cells Österreich im Wege der Gesamtrechtsnachfolge auf die Q-Cells AG über, die Q-Cells Österreich erlischt und die Q-Cells AG nimmt die Rechtsform einer SE an.

§ 3 Wirksamwerden der Verschmelzung, Verschmelzungsstichtag

1. Die Verschmelzung wird mit ihrer Eintragung im Handelsregister des für die Q-Cells SE zuständigen Registergerichts wirksam (vgl. Art. 27 Abs. 1 i.V.m. Art. 12 Abs. 1 SE-VO).

2. Die Übernahme des Vermögens der Q-Cells Österreich erfolgt für die Zwecke der Rechnungslegung mit Wirkung zum 31. März 2008, 24:00h (Verschmelzungsstichtag i.S.v. Art. 20 Abs. 1 lit. e) SE-VO). Die Schlussbilanz der Q-Cells Österreich wird auf den 31. März 2008, 24:00h, aufgestellt. Von diesem Zeitpunkt an gelten alle Handlungen und Geschäfte der Q-Cells Österreich für Zwecke der Rechnungslegung als für Rechnung der Q-Cells SE vorgenommen. Die Q-Cells AG und die Q-Cells Österreich gehen davon aus, dass aufgrund der Kontinuität des Rechtsträgers zwischen Q-Cells AG und Q-Cells SE die Bestimmung eines derartigen Verschmelzungsstichtages für die Übernahme des Vermögens der Q-Cells AG durch die Q-Cells SE nicht erforderlich ist. Vorsorglich vereinbaren sie jedoch, dass die Übernahme des Vermögens der Q-Cells AG für die Zwecke der Rechnungslegung mit Wirkung zum 31. März 2008, 24:00h erfolgt. Von diesem Zeitpunkt an gelten alle Handlungen und Geschäfte der Q-Cells AG für Zwecke der Rechnungslegung als für Rechnung der Q-Cells SE vorgenommen.

§ 4 Europäische Gesellschaft (SE)

1. Mit Eintragung der Verschmelzung im Handelsregister des für die Q-Cells AG zuständigen Registergerichts nimmt die Q-Cells AG gemäß Art. 17 Abs. 2 Satz 2 und Art. 29 Abs. 1 lit. d) SE-VO ipso iure die Rechtsform einer SE an.

2. Die Firma der SE lautet „Q-Cells SE".

3. Sitz der Q-Cells SE ist Bitterfeld-Wolfen, Deutschland.

4. Die Q-Cells SE erhält die als **Anlage I** beigefügte Satzung. Dabei entsprechen zum Zeitpunkt der Eintragung der Verschmelzung

   a) die in § 4 Abs. 1 der Satzung der Q-Cells SE genannte Grundkapitalziffer der in § 4 Abs. 1 der Satzung der Q-Cells AG ausgewiesenen Grundkapitalziffer, wobei, falls die tatsächliche Grundkapitalziffer der Q-Cells AG zu diesem Zeitpunkt von der in § 4 Abs. 1 der Satzung abweicht, das Grundkapital der Q-Cells SE zu diesem Zeitpunkt dem tatsächlich bestehenden Grundkapital, unabhängig von der in der Satzung zu diesem Zeitpunkt ausgewiesenen Grundkapitalziffer, entspricht,

   b) der Betrag des genehmigten Kapitals gemäß § 4 Abs. 4 der Satzung der Q-Cells SE dem Betrag des noch vorhandenen genehmigten Kapitals gemäß § 4 Abs. 4 der Satzung der Q-Cells AG, wobei, falls der tatsächliche Betrag des genehmigten Kapitals der Q-Cells AG zu diesem Zeitpunkt von dem in § 4 Abs. 4 der Satzung abweicht, das genehmigte Kapital der Q-Cells SE zu diesem Zeitpunkt dem tatsächlich bestehenden genehmigten Kapital, unabhängig von dem in der Satzung zu diesem Zeitpunkt ausgewiesenen genehmigten Kapital, entspricht, und

   c) die Beträge der bedingten Kapitalia gemäß § 4 Abs. 5, 6, 7 und 8 der Satzung der Q-Cells SE jeweils den in § 4 Abs. 5, 6, 7 und 8 der Satzung der Q-Cells AG ausgewiesenen Beträgen, wobei, falls der tatsächliche Betrag der bedingten Kapitalia der Q-Cells AG zu diesem Zeitpunkt von dem in § 4 Abs. 5, 6, 7 und 8 der Satzung abweicht, die bedingten Kapitalia der Q-Cells SE zu diesem Zeitpunkt den tatsächlich bestehenden bedingten Kapitalia, unabhängig von den in der Satzung zu diesem Zeitpunkt ausgewiesenen bedingten Kapitalia, entsprechen.

   Der ordentlichen Hauptversammlung der Q-Cells AG vom 26. Juni 2008 wird die Änderung der gemäß § 4 Abs. 7 und 8 der Satzung der Gesellschaft bestehenden Bedingten Kapitalia vorgeschlagen. Soweit die ordentliche Hauptversammlung die vorgeschlagenen Änderungen beschließt, gelten diese auch für die Q-Cells SE.

5. Der Aufsichtsrat der Q-Cells SE wird ermächtigt, etwaige sich in Hinsicht auf den vorangehenden Absatz ergebende Änderungen der Fassung der Satzung der Q-Cells SE vorzunehmen.

6. Eine Ermächtigung des Vorstands der Q-Cells AG zum Erwerb eigener Aktien gilt auch nach Eintragung der SE für den Vorstand der Q-Cells SE fort.

7. Soweit in der Satzung der Q-Cells AG die Ausgabe weiterer Vorzugsaktien, die aufgrund jeweils bestehender Ermächtigungen der Hauptversammlung der Q-Cells AG ausgegebenen Vorzugsaktien vorgehen oder gleichstehen, gemäß § 141 Abs. 2 AktG vorbehalten geblieben ist, behält dieser Vorbehalt auch in der Q-Cells SE Gültigkeit. Der Aufsichtsrat der Q-Cells SE wird ermächtigt, etwaige sich in Hinsicht hierauf ergebende Änderungen der Fassung der Satzung der Q-Cells SE vorzunehmen.

§ 5 Sonderrechtsinhaber

1. Nach Wirksamwerden der Gründung der Q-Cells SE erhalten die Inhaber von stimmrechtslosen Vorzugsaktien der Q-Cells AG, ebenso wie gegenwärtig in der Q-Cells AG, als Sonderrechte weiterhin für jede von ihnen gehaltene Vorzugsaktie eine Vorzugsdividende in Höhe von EUR 0,03 pro Geschäftsjahr. Wird die Vorzugsdividende in einem Geschäftsjahr nicht oder nicht vollständig gezahlt, so ist der Rückstand ohne Zinsen aus dem Bilanzgewinn der folgenden Geschäftsjahre in der Weise nachzuzahlen, dass die älteren Rückstände vor den jüngeren zu tilgen und die aus dem Gewinn eines Geschäftsjahres für dieses zu zahlenden Vorzugsbeträge erst nach Tilgung sämtlicher Rückstände zu leisten sind.

2. Auch in der Q-Cells SE erhalten die Inhaber von Stammaktien nach Verteilung der Vorzugsdividende eine Dividende in Höhe von EUR 0,03 je Stammaktie, soweit eine Dividende ausgeschüttet wird. Soweit darüber hinaus weitere Dividenden ausgeschüttet werden, werden diese an Inhaber von Vorzugsaktien und an Inhaber von Stammaktien nach dem Verhältnis des Anteils am Grundkapital gezahlt.

3. Jeder Inhaber von Vorzugsaktien hat weiterhin das Nebenrecht, durch Erklärung gegenüber der Gesellschaft die Umwandlung aller oder eines Teils seiner Vorzugsaktien in Stammaktien bei fortbestehender Mitgliedschaft im Verhältnis 1:1 zu verlangen.

4. In der Q-Cells Österreich bestehen keine Sonderrechte für Aktionäre; im Zuge der Verschmelzung werden Aktionären der Q-Cells Österreich von der SE auch keine Sonderrechte gewährt.

§ 6 Inhaber anderer Wertpapiere

1. Durch Beschluss der Hauptversammlung der Q-Cells AG vom 29. Dezember 2003 war der Vorstand – oder sofern dieser selbst betroffen ist, der Aufsichtsrat – im Rahmen des Stock Option Programms 2003 ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Dezember 2008 einmalig oder mehrmalig bis zu 8.900 Bezugsrechte (Aktienoptionen) an derzeitige oder künftige Mitglieder des Vorstands und Mitarbeiter der Gesellschaft auszugeben. Das Stock Option Programm 2003 wurde durch Beschluss der Hauptversammlung vom 16. August 2005 geschlossen. Die ausgegebenen Aktienoptionen berechtigen zum Bezug von nennwertlosen Stammaktien der Q-Cells AG. Die unter dem Stock Option Programm 2003 gewährten Optionen können innerhalb von zehn Jahren nach ihrer Ausgabe bei Vorliegen aller Ausübungsvoraussetzungen ausgeübt werden und berechtigen zum Bezug von Aktien gegen Zahlung des Basispreises gemäß den Optionsbedingungen. Alternativ kann dem Bezugsberechtigten anstelle der Lieferung von Aktien auch ein Barausgleich gewährt werden. Die Aktienoptionen unterliegen einer gestaffelten so genannten Vesting Period. Dabei handelt es sich um einen Zeitraum, in dem die Optionen von der Gesellschaft gekündigt werden können. Grundsätzlich werden zwei Jahre nach der Ausgabe der Aktienoptionen 25 %, drei Jahre nach der Ausgabe weitere 25 % und vier Jahre nach der Ausgabe die restlichen 50 % der ausgegebenen Optionen unkündbar. Innerhalb der jeweiligen Vesting Period ist die Gesellschaft berechtigt, die Aktienoptionen mit sofortiger Wirkung zu kündigen, wenn der Bezugsberechtigte aus seinem Dienstverhältnis mit der Gesellschaft ausgeschieden ist bzw. dieses gekündigt wurde. Bei Kündigung steht dem Bezugsberechtigten keine Entschädigung zu. Zum heutigen Tag sind Optionen verblieben, die – nach den zwischenzeitlich erfolgten Aktiensplits und vorbehaltlich einer Anpassung gemäß den Optionsbedingungen – zum Bezug von insgesamt 1.721.688 Aktien der Q-Cells AG berechtigen.

2. Die Hauptversammlung der Q-Cells AG vom 16. August 2005 hat den Vorstand – sofern dieser selbst betroffen ist, den Aufsichtsrat – im Rahmen des Stock Option Programms 2005 ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Dezember 2010 einmalig oder mehrmals bis zu 434.948 Aktienoptionen an derzeitige und künftige Mitarbeiter und Mitglieder des Vorstands sowie an Mitglieder der Leitungsorgane und Mitarbeiter gegenwärtig oder künftig verbundener Unternehmen auszugeben. Die Optionen berechtigen zum Bezug von nennwertlosen Stammaktien der Q-Cells AG. Die unter dem Stock Option Programm 2005 gewährten Optionen können gemäß den Optionsbedingungen nur innerhalb von zwei Jahren nach ihrer erstmaligen Ausübungsmöglichkeit ausgeübt werden und berechtigen zum Bezug von Aktien gegen Zahlung des Basispreises. Alternativ kann dem Bezugsberechtigten anstelle der Lieferung von Aktien auch ein Barausgleich gewährt werden. Sämtliche im Rahmen des Stock Option Programms 2005 an Mitarbeiter, die bis einschließlich 15. August 2005 begonnen haben, ausgegebenen Optionen verfallen über einen Zeitraum von bis zu maximal drei Jahren, wenn der Optionsinhaber aus seinem Dienstverhältnis ausgeschieden ist bzw. dieses gekündigt wurde, es sei denn, das Dienstverhältnis wird durch Eintritt in den Ruhestand beendet („Vesting Period"). Der Ablauf der Vesting Period in Bezug auf die dem Optionsinhaber insgesamt gewährten Optionen wird gestaffelt auf drei Jahre verteilt. Scheidet der Optionsinhaber innerhalb des ersten Jahres nach Ausgabe aus, verfallen sämtliche Optionen, bei einem Ausscheiden nach Ablauf des ersten Jahres nach Ausgabe der Optionen verfallen 66,66 % der Optionen, bei einem Ausscheiden nach Ablauf der ersten zwei Jahre nach Ausgabe der Optionen verfallen nur noch 33,33 % der Optionen. Bei Verfall steht dem Optionsinhaber keine Entschädigung zu. Bei einem Ausscheiden nach Ablauf der ersten drei Jahre nach Ausgabe findet kein Verfall mehr statt. Für Mitarbeiter, die nach dem 15. August 2005 begonnen haben, beträgt die Vesting Period zwei Jahre, so dass abweichend von dem vorstehenden bei ihrem Ausscheiden innerhalb des ersten Jahres nach Ausgabe sämtliche Optionen verfallen und bei einem Ausscheiden nach Ablauf des ersten Jahres nach Ausgabe der Optionen 50 % der Optionen; bei einem Ausscheiden nach Ablauf der ersten zwei Jahre nach Ausgabe findet bei diesen Mitarbeitern kein Verfall mehr statt. Zum heutigen Tag sind Optionen verblieben, die – nach den zwischenzeitlich erfolgten Aktiensplits und vorbehaltlich einer Anpassung gemäß den Optionsbedingungen – zum Bezug von insgesamt 977.508 Stammaktien der Q-Cells AG berechtigen.

3. Die Hauptversammlung der Q-Cells AG vom 14. Juni 2007 hat den Vorstand – sofern dieser selbst betroffen ist, den Aufsichtsrat – im Rahmen des Stock Option Programms 2007 ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Mai 2011 einmalig oder mehrmals bis zu 5.756.442 Optionen an derzeitige und zukünftige Mitarbeiter und Mitglieder des Vorstands sowie an Mitglieder der Leitungsorgane und Mitarbeiter gegenwärtig oder zukünftig verbundener Unternehmen auszugeben. Die Optionen berechtigen zum Bezug von nennwertlosen Stammaktien der

Q-Cells AG. Die im Rahmen des Stock Option Programms 2007 ausgegebenen Optionen können nur innerhalb von zwei Jahren nach ihrer erstmaligen Ausübungsmöglichkeit ausgeübt werden. Durch Ausübung der Optionen können nennwertlose Stammaktien gegen Zahlung des Basispreises gemäß den Optionsbedingungen bezogen werden. Alternativ kann dem Bezugsberechtigten anstelle der Lieferung von Aktien auch ein Barausgleich gewährt werden. Wenn nach Ausgabe und vor Ausübung der Optionen der Bezugsberechtigte aus welchem Grund auch immer aus seinem Dienstverhältnis mit der Q-Cells AG oder einem mit dieser verbundenen Unternehmen ausscheidet oder das Dienstverhältnis gekündigt wird, ohne dass sich unmittelbar ein neues Dienstverhältnis mit einem anderen verbundenen Unternehmen anschließt, verfallen sämtliche seiner Optionen, die er zu diesem Zeitpunkt innehat. Bei Verfall steht dem Bezugsberechtigten keine Entschädigung zu. Bislang wurden unter dem Stock Option Programm 2007 262.500 Optionen ausgegeben. Eine Option berechtigt derzeit – vorbehaltlich einer Anpassung gemäß den Optionsbedingungen – zum Bezug von einer Stammaktie der Q-Cells AG.

4. Die Q-Cells AG hat aufgrund der Ermächtigung der Hauptversammlung vom 29. Juni 2006 über die 100 % ige Tochtergesellschaft Q-Cells International Finance B.V. im Februar 2007 Wandelschuldverschreibungen (zusammen „Wandelanleihe") im Gesamtnennbetrag von EUR 492,5 Mio. an institutionelle Investoren ausgegeben. Die Wandelschuldverschreibungen berechtigen bis zum 20. Februar 2012 zum Umtausch in auf den Inhaber lautende nennwertlose Stammaktien der Q-Cells AG nach Maßgabe der Wandelanleihebedingungen. Die Laufzeit der Wandelanleihe endet 2012.

5. Im Zuge der Verschmelzung und des Rechtsformwechsels der Q-Cells AG in eine SE erhalten die Berechtigten aus den Stock Option Programmen und den Wandelschuldverschreibungen ein Bezugs- bzw. Umtauschrecht auf bzw. in Aktien der Q-Cells SE statt auf Aktien der Q-Cells AG. Die Anzahl der Aktien ändert sich durch den Rechtsformwechsel nicht. Statt Aktien der Q-Cells AG sind künftig Q-Cells SE-Aktien zu liefern. Die bedingten Kapitalia, welche zur Sicherung der Bezugs- bzw. Umtauschrechte aus dem Stock Option Programm 2003, dem Stock Option Programm 2005 und dem Stock Option Programm 2007 sowie der Wandelanleihe geschaffen wurden, bestehen in entsprechender Form in der Q-Cells SE fort (vgl. § 4 Abs. 5 bis 8 der Satzung der Q-Cells SE, **Anlage I**).

6. Die Q-Cells AG hat im Dezember 2004 an PREPS 2004-2 LP, Jersey, Channel Islands, ein Genussrecht im Gesamtnominalbetrag von EUR 15 Mio. ausgegeben. Bei PREPS (Preferred Pooled Shares) handelt es sich um ein Finanzierungsprodukt mit eigenkapitalähnlichem Charakter. Als Gegenleistung für die Bereitstellung des Nominalbetrages des Genussrechtes erhält PREPS 2004-2 LP einen Garantiegewinn i.H.v. 7,5 % p.a. auf den Nominalbetrag. Für den Fall, dass die Gesellschaft den Garantiegewinn bei Fälligkeit nicht zahlt oder die Berechnung des Jahresüberschusses nicht fristgerecht vorlegt, erhöht sich der Garantiegewinn für die Zeit, bis die Gesellschaft ihrer Verpflichtung nachkommt, auf 12 % p.a. des Nominalbetrages. Darüber hinaus erhält PREPS 2004-2 LP eine jährliche Gewinnbeteiligung, die vom Jahresüberschuss der Gesellschaft abhängt. Die Gewinnbeteiligung beträgt bei einem Jahresüberschuss der Gesellschaft

- bis zu einschließlich EUR 45 Mio. 7,5 % p.a. auf den Nominalbetrag,
- von EUR 45 Mio. bis einschließlich EUR 55 Mio. 8,5 % p.a. auf den Nominalbetrag,
- über EUR 55 Mio. 9,5 % p.a. auf den Nominalbetrag.

Die Gewinnbeteiligung für ein Geschäftsjahr wird um den für dieses Geschäftsjahr anfallenden Garantiegewinn gekürzt. Bei der Kürzung bleibt die Erhöhung des Garantiegewinns bei Pflichtverstoß unberücksichtigt. Forderungen aus dem Genussrecht sind vorrangig gegenüber Forderungen der Aktionäre und nachrangig gegenüber Forderungen sonstiger Gläubiger der Gesellschaft.

Das Genussrecht hat eine Laufzeit bis zum 07. Oktober 2011. Mit Vertragsende ist der Nominalbetrag des Genussrechts zur Rückzahlung fällig. Das Genussrecht kann aus wichtigen Gründen jederzeit fristlos von beiden Parteien gekündigt werden.

Sollte PREPS 2004-2 LP das Genussrecht vorzeitig außerordentlich kündigen, ist der Nominalbetrag und zusätzlich die Summe aller Beträge der Garantiegewinne, die bis zum regulären Laufzeitende angefallen wären (abzüglich des fiktiven Ertrages einer Alternativanlage in Höhe des Nominalbetrags), an PREPS 2004-2 LP zu zahlen.

Das Genussrecht der PREPS 2004-2 LP besteht nach dem Rechtsformwechsel der Q-Cells AG in eine SE als Genussrecht an der Q-Cells SE inhaltlich unverändert fort.

7. Im Übrigen werden die Rechte von Sonderrechtsinhabern und Inhabern anderer Wertpapiere der Q-Cells AG in **Anlage II** a beschrieben.

8. In der Q-Cells Österreich bestehen keine Inhaber von anderen Wertpapieren als Aktien, insbesondere auch nicht Inhaber von Schuldverschreibungen und Genussrechten.

§ 7 Sondervorteile

1. Weder den Mitgliedern der Leitungs- oder Aufsichtsorgane der Q-Cells Österreich oder der Q-Cells AG noch den Abschlussprüfern oder sonstigen Sachverständigen beider Gesellschaften noch sonstigen Personen im Sinne des Art. 20 Abs. 1 lit. g) SE-VO wurden oder werden vorbehaltlich § 7 Abs. 2 anlässlich der Verschmelzung besondere Vorteile im Sinne des Art. 20 Abs.1 lit. g) SE-VO gewährt.

2. Aus Gründen rechtlicher Vorsorge wird in diesem Zusammenhang darauf hingewiesen, dass, unbeschadet der aktienrechtlichen Entscheidungszuständigkeit des Aufsichtsrats der Q-Cells SE, davon auszugehen ist, dass die derzeit amtierenden Mitglieder des Vorstands der Q-Cells AG, Anton Milner (Vorsitzender des Vorstands), Dr. Florian Holzapfel (Bereich Technologie), Gerhard Rauter (Bereich Produktion) und Dr. Hartmut Schüning (Bereich Finanzen), unter Fortgeltung der bestehenden Dienstverträge zu Vorständen der Q-Cells SE bestellt werden. Darüber hinaus sollen die Mitglieder der Anteilseignervertreter des Aufsichtsrats der Q-Cells AG, Dr. Thomas van Aubel, Marcel Brenninkmeijer, Richard Kauffman, Dr. Dinnies-Johannes von der Osten, Dr. Christian Reitberger und Frauke Vogler, zu Mitgliedern des Aufsichtsrats der Q-Cells SE bestellt werden (siehe § 10 Abs. 2 Satz 1 der diesem Verschmelzungsplan als **Anlage I** anliegenden Satzung der Q-Cells SE).

§ 8 Rechte von Gläubigern und Minderheitsaktionären

Die Rechte von Gläubigern und Minderheitsaktionären der Q-Cells AG werden in **Anlage II a** und der Q-Cells Österreich in **Anlage II b** beschrieben.

§ 9 Angaben zum Verfahren zur Vereinbarung über die Beteiligung der Arbeitnehmer

1. Nach den Regelungen des deutschen „Gesetzes über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft" („SEBG") ist im Zusammenhang mit der Verschmelzung und der damit verbundenen Gründung einer SE zur Sicherung der erworbenen Rechte der Arbeitnehmer der an der SE-Gründung beteiligten Gesellschaften, betroffenen Tochtergesellschaften und Betriebe auf Beteiligung an Unternehmensentscheidungen unter Berücksichtigung des Grundsatzes des Vorrangs der Verhandlungs- vor der Auffanglösung vorgesehen, dass die Mitarbeiter durch ein aus ihrer Mitte zu wählendes Besonderes Verhandlungsgremium mit den Leitungen der an der SE-Gründung beteiligten Gesellschaften über die Mitbestimmung der Arbeitnehmer in der SE verhandeln. Ziel der Verhandlungen ist der Abschluss einer Vereinbarung, welche insbesondere die Mitbestimmung im Aufsichtsrat der SE und das Verfahren zur Unterrichtung und Anhörung der Arbeitnehmer regelt. Der Umfang der Beteiligung der Arbeitnehmer in der SE wird durch die Begriffsbestimmung in § 2 Abs. 8 SEBG, der im Wesentlichen Art. 2 lit. h) der Richtlinie 2001/86/EG des Rates vom 8. Oktober 2001 zur Ergänzung des Statuts der Europäischen Gesellschaft hinsichtlich der Beteiligung der Arbeitnehmer folgt, bestimmt. Die Beteiligung der Arbeitnehmer umfasst demnach jedes Verfahren, welches es den Arbeitnehmern ermöglicht, auf die Beschlussfassung innerhalb der Gesellschaft Einfluss zu nehmen. Erfasst werden insbesondere die Unterrichtung, die Anhörung und die Mitbestimmung. Unterrichtung bezeichnet in diesem Zusammenhang die Unterrichtung der Arbeitnehmer oder, soweit im konkreten Fall vorhanden, ihrer Vertreter oder Vertretungsorgane (nachfolgend aus Vereinfachungsgründen einheitlich „ **Arbeitnehmer** " genannt) durch die Leitung der SE über Angelegenheiten, welche die SE selbst, eine ihrer Tochtergesellschaften oder einen ihrer Betriebe in einem anderen Mitgliedstaat betreffen oder die über die Befugnisse der zuständigen Organe auf der Ebene des einzelnen Mitgliedstaates hinausgehen. Anhörung meint neben der Stellungnahme der Arbeitnehmer zu entscheidungserheblichen Vorgängen den Austausch zwischen Arbeitnehmern und Unternehmensleitung und die Beratung mit dem Ziel der Einigung, wobei die Unternehmensleitung jedoch in ihrer Entscheidung frei bleibt. Mitbestimmung ist das Recht, Mitglieder des Aufsichtsrats zu bestellen oder zu wählen oder diese selbst vorzuschlagen oder Vorschlägen Dritter zu widersprechen.

2. Die Q-Cells AG besitzt als Konzernobergesellschaft derzeit einen nach dem deutschen Drittelbeteiligungsgesetz („DrittelbG") zusammengesetzten Aufsichtsrat, der neun Mitglieder, hiervon drei Arbeitnehmervertreter, umfasst. Im Hinblick auf die Wahl der drei Arbeitnehmervertreter im Aufsichtsrat der Q-Cells AG sind derzeit nur die in Deutschland tätigen Arbeitnehmer der Konzernunternehmen nach Maßgabe des DrittelbG aktiv und passiv wahlberechtigt. Mit Wirksamwerden der Verschmelzung und Umwandlung der Q-Cells AG in eine SE enden die Ämter der Arbeitnehmervertreter ebenso wie die Ämter der Anteilseignervertreter im Aufsichtsrat der Q-Cells AG. Die Regelwerke und Gebote des SEBG ersetzen die Regelungen des DrittelbG zur Vertretung der Arbeitnehmer im Aufsichtsrat der Q-Cells SE. In der Q-Cells Österreich gibt es keine unternehmerische Mitbestimmung, weil diese Gesellschaft derzeit keine Arbeitnehmer hat. Den Arbeitnehmern der schwedischen Konzerngesellschaft Solibro Research AB, an der die Q-Cells AG mittelbar in Höhe von 67,5% beteiligt ist, stehen Mitbestimmungsrechte in den Organen der Solibro Research AB nach den schwedischen Gesetzen zu. In den übrigen von der Verschmelzung betroffenen Gesellschaften besteht keine unternehmerische Mitbestimmung.

In keiner der von der Verschmelzung betroffenen Gesellschaften bestehen Arbeitnehmervertretungen.

Die SE-Gründung selbst hat für die Arbeitnehmer der Q-Cells Gruppe grundsätzlich keine Auswirkungen. Ihre Arbeitsverhältnisse werden wie bisher mit der betreffenden Gruppengesellschaft fortgeführt; im Fall der Arbeitnehmer der Q-Cells AG werden deren Arbeitsverhältnisse unverändert mit der Q-Cells SE fortgeführt; die Q-Cells Österreich hat demgegenüber keine Arbeitnehmer.

3. Die Einleitung des Verfahrens der Beteiligung der Arbeitnehmer erfolgt nach den Vorschriften des SEBG, weil die Q-Cells SE ihren Sitz in Deutschland haben wird. Dieses sieht vor, dass die Leitungen der beteiligten Gesellschaften, d.h. der Vorstand der Q-Cells AG und der der Q-Cells Österreich, die Arbeitnehmer zur Bildung eines Besonderen Verhandlungsgremiums auffordern und die Arbeitnehmer über das Gründungsvorhaben informieren. Die vorgeschriebene Information der Arbeitnehmer erstreckt sich insbesondere auf (i) die Identität und Struktur der beteiligten Gesellschaften, der betroffenen Tochtergesellschaften und der betroffenen Betriebe und deren Verteilung auf die Mitgliedstaaten; (ii) die in diesen Gesellschaften und Betrieben bestehenden Arbeitnehmervertretungen; (iii) die Zahl der in diesen Gesellschaften und Betrieben jeweils beschäftigten Arbeitnehmer und die daraus zu errechnende Gesamtzahl der in einem Mitgliedstaat beschäftigten Arbeitnehmer; und (iv) die Zahl der Arbeitnehmer, denen Mitbestimmungsrechte in den Organen dieser Gesellschaften zustehen. Grundsätzlich haben die Leitungen der beteiligten Gesellschaften das Verfahren – durch die vorgeschriebene Information der Arbeitnehmer – unaufgefordert und unverzüglich einzuleiten, nachdem sie den von ihnen aufgestellten Verschmelzungsplan offengelegt haben. Vorliegend wurden die Arbeitnehmer der Q-Cells Gruppe bereits vor Offenlegung des Verschmelzungsplans über das Vorhaben informiert. Das Verfahren zur Beteiligung der Arbeitnehmer wurde also bereits eingeleitet.

4. Gesetzlich ist vorgesehen, dass die Arbeitnehmer innerhalb eines Zeitraums von längstens zehn Wochen nach Einleitung des Verfahrens durch die vorgeschriebene Information der Arbeitnehmer die Mitglieder des Besonderen Verhandlungsgremiums wählen oder bestellen sollen, das aus Vertretern der Arbeitnehmer aus allen von der Verschmelzung betroffenen EU-Mitgliedstaaten und betroffenen Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum (EWR) zusammengesetzt ist. Die Bildung und die Zusammensetzung des Besonderen Verhandlungsgremiums richtet sich im Grundsatz nach deutschem Recht (§ 4 bzw. § 5 SEBG). Für die Wahl bzw. Bestellung der Mitglieder des Besonderen Verhandlungsgremiums aus den anderen EU-Mitgliedstaaten und den EWR-Vertragsstaaten sind demgegenüber die jeweiligen nationalen Vorschriften einschlägig, sofern in diesen Staaten Arbeitnehmer beschäftigt sind. Die Konstituierung des Besonderen Verhandlungsgremiums liegt in der Verantwortung der Arbeitnehmer bzw. der für sie zuständigen Gewerkschaften.

Das Verhandlungsgremium, welches mit dem Unternehmen über die Mitbestimmung verhandelt, setzt sich wie folgt zusammen: Nach § 5 Abs. 1 SEBG ist für jeden Anteil der in einem Mitgliedstaat beschäftigten Arbeitnehmer, der 10 % der Gesamtzahl der in allen Mitgliedstaaten beschäftigten Arbeitnehmer der beteiligten Gesellschaften und der betroffenen Tochtergesellschaften oder Betriebe oder einen Bruchteil davon beträgt, ein Mitglied aus dem Mitgliedstaat in das Verhandlungsgremium zu wählen. Damit setzt sich das Verhandlungsgremium für den Konzern der Q-Cells AG aus insgesamt elf Mitgliedern zusammen, wovon zehn Mitglieder von den in Deutschland beschäftigten Arbeitnehmern des Q-Cells-Konzerns nach deutschem Recht und ein Mitglied von den Arbeitnehmern der schwedischen Solibro Research AB nach schwedischem Recht zu wählen waren.

Gehören dem Verhandlungsgremium mehr als zwei Mitglieder aus dem Inland an, ist jedes dritte Mitglied Vertreter einer Gewerkschaft, die in einem an der Gründung der SE beteiligten Unternehmen vertreten ist

(§ 6 Abs. 3 SEBG). Diese Mitglieder sind auf Vorschlag der Gewerkschaften zu wählen (§ 8 Abs. 1 S. 2 SEBG). Gehören dem Verhandlungsgremium mehr als sechs Mitglieder aus dem Inland an, ist mindestens jedes siebte Mitglied ein leitender Angestellter (§ 6 Abs. 4 SEGB). Dieses Mitglied ist auf Vorschlag der leitenden Angestellten zu wählen (§ 8 Abs. 1 S. 5, 6 SEBG). Für jedes Mitglied des Verhandlungsgremiums ist ein Ersatzmitglied zu wählen.

5. Die Wahl des Verhandlungsgremiums wird gemäß § 8 Abs. 7 SEBG von einem Wahlvorstand durchgeführt. Der Wahlvorstand wurde von den in Deutschland beschäftigten Arbeitnehmern bereits am 10. Januar 2008 gewählt.

Die Wahl der deutschen Mitglieder des Verhandlungsgremiums findet in einer vom Wahlvorstand einzuberufenden Versammlung statt. Sie erfolgt nach den Grundsätzen der Verhältniswahl, wenn mehrere Wahlvorschläge (Vorschlagslisten) gemacht werden. In diesem Fall erfolgt eine sog. Listenwahl. Wird nur ein Wahlvorschlag eingereicht, erfolgt die Wahl nach den Grundsätzen der Mehrheitswahl. Es werden also diejenigen Arbeitnehmer in das Verhandlungsgremium gewählt, die die meisten Stimmen erhalten.

Vorliegend haben bis zum 29. Februar 2008 die in Deutschland beschäftigten Arbeitnehmer zehn und die Arbeitnehmer der in Schweden ansässigen Solibro Research AB gemeinsam mit den für die Bestellung zuständigen schwedischen Gewerkschaften einen Vertreter in das Verhandlungsgremium gewählt. Das Verhandlungsgremium ist daher bereits vollständig. Die Verhandlungen mit den Leitungen der Q-Cells AG und der Q-Cells Österreich über die Mitbestimmung der Arbeitnehmer in der SE konnten daher ab diesem Zeitpunkt beginnen.

6. Die Wahl des Besonderen Verhandlungsgremiums muss gem. § 11 SEBG innerhalb von zehn Wochen nach Erhalt der in § 4 Abs. 2 und 3 SEBG genannten Informationen abgeschlossen sein. Denn die Leitungen der an der Gründung der SE beteiligten Gesellschaften können nach der Benennung der Mitglieder des Besonderen Verhandlungsgremiums, spätestens aber mit Ablauf von zehn Wochen nach Einleitung des Verfahrens durch die vorgeschriebene Information (vgl. § 9 Abs. 3 dieses Verschmelzungsplans), zur konstituierenden Sitzung des Besonderen Verhandlungsgremiums einladen, vgl. § 12 Abs. 1 SEBG.

Mit dem Tag, zu dem die Leitungen der beteiligten Gesellschaften zu der konstituierenden Sitzung des Besonderen Verhandlungsgremiums eingeladen haben, beginnen die Verhandlungen, vgl. § 20 Abs. 1 SEBG. Die Verhandlungen zwischen dem Verhandlungsgremium und den Leitungen dauern höchstens sechs Monate, vgl. § 20 Abs. 1 SEBG. Das Verhandlungsverfahren findet auch dann statt, wenn die Zehn-Wochen-Frist zur Bildung des Besonderen Verhandlungsgremiums aus Gründen, die die Arbeitnehmer zu vertreten haben, überschritten wird. Die für die Verhandlungen in § 20 Abs. 1 SEBG vorgesehene maximale Sechs-Monats-Frist wird daher auch bei von den Arbeitnehmern verursachten Verzögerungen bei der Wahl des Verhandlungsgremiums in Gang gesetzt. Es liegt daher im Interesse der Arbeitnehmer, die Wahl oder die Bestellung der Mitglieder des Besonderen Verhandlungsgremiums innerhalb der Zehn-Wochen-Frist abzuschließen. Zwar kann die für das Verhandlungsverfahren vorgesehene maximale Sechs-Monats-Frist durch einvernehmlichen Beschluss der Verhandlungsparteien auf bis zu ein Jahr verlängert werden. Hierauf besteht aber kein Anspruch. Verzögerungen, die nicht von den Arbeitnehmern zu vertreten sind, können zu einer Verlängerung des Verfahrens führen.

Während der laufenden Verhandlungen gewählte oder bestellte Mitglieder des Verhandlungsgremiums können sich an dem Verhandlungsverfahren beteiligen (§ 11 Abs. 2 S. 2 SEBG), müssen jedoch den zu diesem Zeitpunkt bestehenden Verhandlungsstand akzeptieren.

Wird von den Arbeitnehmern kein Verhandlungsgremium gebildet, kann die SE bei Vorliegen der weiteren Eintragungsvoraussetzungen bereits nach Ablauf der maximalen Zehn-Wochen-Frist in das Handelsregister eingetragen werden.

Vorliegend wurde das Verhandlungsgremium innerhalb der von § 11 Abs. 1 SEBG vorgegebenen 10-Wochen-Frist gebildet. Das Verhandlungsverfahren wurde mit der konstituierenden Sitzung des Verhandlungsgremiums am 12. März 2008 eingeleitet. Das Verhandlungsverfahren ist aufgrund der am 22. April 2008 bereits abgeschlossenen Vereinbarung über die Beteiligung der Arbeitnehmer in der Q-Cells SE, welche diesem Verschmelzungsplan als **Anlage III** beigefügt ist, abgeschlossen.

7. Ziel der Verhandlungen war der Abschluss einer Vereinbarung über die Beteiligung (insbesondere Unterrichtung, Anhörung und Mitbestimmung, vgl. oben unter § 9 Abs. 1 dieses Verschmelzungsplans) der Arbeitnehmer in der SE, vgl. § 13 Abs. 1 S. 1 SEBG.

In dieser Vereinbarung war gemäß § 21 Abs. 1 Nr. 1 SEBG zunächst der Geltungsbereich der Vereinbarung, einschließlich der außerhalb des Hoheitsgebiets der Mitgliedstaaten liegenden Unternehmen und Betriebe, sofern diese in den Geltungsbereich einbezogen werden, festzulegen. Die Vereinbarung gilt vorliegend für alle Arbeitnehmer –

ausgenommen Leiharbeitnehmer – der Q-Cells SE und deren Tochtergesellschaften mit Sitz in den Mitgliedstaaten der EU und der Schweiz. Auch waren der Zeitpunkt des Inkrafttretens der Vereinbarung, ihre Laufzeit sowie die Fälle, in denen die Vereinbarung neu ausgehandelt werden soll, und das dabei anzuwendende Verfahren festzulegen, § 21 Abs. 1 Nr. 6 SEBG. Die zwischen dem Verhandlungsgremium und den Leitungen der Q-Cells AG und der Q-Cells Österreich abgeschlossene Vereinbarung tritt mit Wirksamwerden der SE-Gründung in Kraft. Die Vereinbarung wurde auf unbestimmte Zeit geschlossen.

Da die Vereinbarung auch die unternehmerische Mitbestimmung regelt, waren hier mindestens Angaben zur Zahl der Arbeitnehmervertreter im Aufsichtsrat der SE, zum Verfahren, nach dem diese Arbeitnehmervertreter bestimmt werden, und zu ihren Rechten aufzunehmen, § 21 Abs. 3 SEBG. Entsprechend Art. 40 Abs. 3 SE-VO, § 17 Abs. 1 des deutschen Gesetzes zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (SE-Ausführungsgesetz – „SEAG") wird die Satzung der Q-Cells SE (**Anlage I**) die Größe des Aufsichtsrats regeln. Die entsprechende Satzungsbestimmung sieht einen Aufsichtsrat von neun Mitgliedern vor. Die Leitungen der Q-Cells AG und der Q-Cells Österreich haben sich ferner darauf verständigt, am Prinzip der Drittelbeteiligung festzuhalten. Dementsprechend sieht die Satzung der Q-Cells SE vor, dass der Aufsichtsrat drei Arbeitnehmer umfasst. Die Arbeitnehmervertreter des ersten Aufsichtsrats der Q-Cells SE wurden in der Vereinbarung bereits namentlich benannt. Die Arbeitnehmervertreter der künftig zu bestellenden Aufsichtsräte der Q-Cells SE werden von dem Betriebsvertretungskreis (s. unter § 9 Abs. 8 dieses Verschmelzungsplans) mit einfacher Mehrheit der abgegebenen Stimmen gewählt, § 4 Abs. 2 der Vereinbarung.

8. In der Vereinbarung war gemäß § 21 Abs. 2 i. V. m. Abs. 1 SEBG weiter ein Verfahren zur Unterrichtung und Anhörung der Arbeitnehmer festzulegen. Dieses Verfahren kann grundsätzlich durch einen SE-Betriebsrat oder durch ein anderes Gremium erfolgen. Für das gebildete Gremium waren in der Vereinbarung die Zusammensetzung, die Zahl seiner Mitglieder und die Sitzverteilung, einschließlich der Auswirkungen wesentlicher Änderungen der Zahl der in der SE beschäftigten Arbeitnehmer, die Unterrichtungs- und Anhörungsbefugnisse, das zugehörige Verfahren, die Häufigkeit der Sitzungen sowie die bereitzustellenden finanziellen und materiellen Mittel festzulegen (§ 21 Abs. 1 Nr. 2 bis 5 SEBG).

Um die Unterrichtungs- und Anhörungsrechte der Arbeitnehmer in der Q-Cells SE zu sichern, ist gemäß der zwischen dem Verhandlungsgremium und den Leitungen der Q-Cells AG und der Q-Cells Österreich abgeschlossenen Vereinbarung ein Betriebsvertretungskreis zu errichten, § 7 der Vereinbarung. Die Unterrichtungs- und Anhörungsrechte des Betriebsvertretungskreises sind in §§ 15 ff. der Vereinbarung geregelt.

In der Vereinbarung sollte außerdem festgelegt werden, dass auch vor strukturellen Änderungen der SE weitere Verhandlungen über die Beteiligung der Arbeitnehmer in der SE aufgenommen werden, § 21 Abs. 4 SEBG. Vorliegend wurde den Parteien im Fall von strukturellen Änderungen ein Kündigungsrecht eingeräumt. Im Fall der Kündigung haben Neuverhandlungen über die Beteiligung der Arbeitnehmer in der SE stattzufinden, § 27 Abs. 1 und 2 der Vereinbarung.

9. Zum Abschluss einer Vereinbarung über die Beteiligung der Arbeitnehmer ist ein Beschluss des Besonderen Verhandlungsgremiums nötig, welches grundsätzlich mit der einfachen Mehrheit seiner Mitglieder, die zugleich die einfache Mehrheit der vertretenen Arbeitnehmer repräsentieren muss, beschließt (§ 15 Abs. 2 SEBG).

Sollte die ausgehandelte Vereinbarung über die Beteiligung der Arbeitnehmer zu einer Minderung von Mitbestimmungsrechten führen, ist hingegen eine Mehrheit von zwei Dritteln der Mitglieder des Besonderen Verhandlungsgremiums erforderlich, die mindestens zwei Drittel der Arbeitnehmer in mindestens zwei Mitgliedstaaten repräsentieren müssen, falls sich die Mitbestimmung derzeit auf mindestens ein Viertel der Gesamtzahl der Arbeitnehmer der beteiligten Gesellschaften und der betroffenen Tochtergesellschaften erstreckt, § 15 Abs. 3 S. 2 Nr. 1 SEBG. Eine Minderung der Mitbestimmungsrechte liegt vor, wenn der Anteil der Arbeitnehmervertreter im Aufsichtsorgan der SE geringer ist als der höchste in den beteiligten Gesellschaften bestehende Anteil oder wenn das Recht, Mitglieder des Aufsichtsorgans der Gesellschaft zu wählen, zu bestellen, zu empfehlen oder abzulehnen, beseitigt oder eingeschränkt wird. Im Aufsichtsrat der Q-Cells AG stehen den Arbeitnehmern nach dem DrittelbG Mitbestimmungsrechte zu, wonach die in Deutschland tätigen Arbeitnehmer ein Drittel des Aufsichtsrats der Q-Cells AG wählen dürfen. Bei der Beschlussfassung über die Vereinbarung hinsichtlich der Beteiligung der Arbeitnehmer war mangels Minderung der Mitbestimmungsrechte im Aufsichtsrat keine Mehrheit i. S. d. § 15 Abs. 3 S. 2 Nr. 1 SEBG erforderlich. Sie wurde gleichwohl erreicht.

10. Kommt (anders als vorliegend der Fall) eine Vereinbarung über die Beteiligung der Arbeitnehmer innerhalb der hierfür vorgesehenen maximalen Sechs-Monats-Frist nicht zustande, findet die gesetzliche Auffanglösung Anwendung. Die gesetzliche Auffanglösung kann auch von vornherein als vertragliche Lösung vereinbart werden.

Im Hinblick auf die Sicherung des Rechts auf Unterrichtung und Anhörung der Arbeitnehmer der Q-Cells SE hätte die gesetzliche Auffanglösung der §§ 22 ff. SEBG zur Folge, dass ein SE Betriebsrat zu bilden wäre, dessen Aufgabe in der Sicherung der Unterrichtung und Anhörung der Arbeitnehmer in der SE bestünde. Er wäre zuständig für die Angelegenheiten, die die SE selbst, eine ihrer Tochtergesellschaften oder einen ihrer Betriebe in einem anderen Mitgliedstaat betreffen oder die über die Befugnisse der zuständigen Organe auf der Ebene des einzelnen Mitgliedstaates hinausgehen, § 27 SEBG. Der SE-Betriebsrat wäre jährlich über die Entwicklung der Geschäftslage und die Perspektiven der SE zu unterrichten und anzuhören, § 28 SEBG. Über außergewöhnliche Umstände wäre er zu unterrichten und auf Antrag anzuhören, § 29 SEBG. Der SE-Betriebsrat würde gemäß § 30 SEBG die Arbeitnehmervertreter der SE, ihrer Tochtergesellschaften und Betriebe bzw. mangels vorhandener Arbeitnehmervertretungen die Arbeitnehmer direkt über Inhalt und Ergebnisse der Unterrichtungs- und Anhörungsverfahren informieren. Die Zusammensetzung des SE-Betriebsrats und die Wahl seiner Mitglieder würden grundsätzlich den Bestimmungen über die Zusammensetzung und Bestellung der Mitglieder des Besonderen Verhandlungsgremiums folgen.

Im Fall der gesetzlichen Auffanglösung haben die Arbeitnehmer der SE, ihrer Tochtergesellschaften und Betriebe oder ihr Vertretungsorgan im Fall der Gründung einer SE durch Verschmelzung zudem das Recht, einen Teil der Mitglieder des Aufsichtsorgans der SE zu wählen oder zu bestellen oder deren Bestellung zu empfehlen oder abzulehnen, § 35 Abs. 2 S. 1 SEBG. Die Zahl dieser Arbeitnehmervertreter im Aufsichtsorgan der SE bemisst sich nach dem höchsten Anteil an Arbeitnehmervertretern, der in den Organen der beteiligten Gesellschaften vor der Eintragung der SE bestanden hat, § 35 Abs. 2 S. 2 SEBG.

Nach der gesetzlichen Auffanglösung würden also die für die in Deutschland beschäftigten Arbeitnehmer geltenden Mitbestimmungsrechte fortgelten. Allerdings würden die Arbeitnehmervertreter im Aufsichtsrat nicht mehr allein von den in Deutschland beschäftigten Arbeitnehmern, sondern von allen europäischen Arbeitnehmern gestellt. Auf Grundlage der gegenwärtigen Beschäftigtenzahlen und ihrer Länderverteilung ergäben sich bei einem neunköpfigen Aufsichtsrat und drei Arbeitnehmervertretern zwei Sitze für die in Deutschland und ein Sitz für die in Schweden tätigen Arbeitnehmer der Q-Cells SE, vgl. § 36 Abs. 1 SEBG. Die Arbeitnehmer in Deutschland und Schweden müssten nach den in diesen Ländern jeweils geltenden Regeln ihre Arbeitnehmervertreter, die von der Hauptversammlung der Q-Cells SE zu wählen sind, benennen. Die deutschen Arbeitnehmervertreter würden nach § 36 Abs. 3 SEBG von einem Wahlgremium gewählt, welches nach den Vorschriften für die Wahl des Verhandlungsgremiums gewählt wird und welches auch den SE-Betriebsrat bestellt. Würde eine Benennung nicht erfolgen, müsste der SE-Betriebsrat sie vornehmen. Auch wenn die Arbeitnehmerzahl der Q-Cells SE im Fall der Auffanglösung nach Gründung der SE ansteigen oder absinken sollte, bleibt das Beteiligungsniveau im Aufsichtsrat der SE gleich.

11. Im Fall der gesetzlichen Auffanglösung ist während des Bestehens der SE alle zwei Jahre von der Leitung der SE zu prüfen, ob Veränderungen in der SE, ihren Tochtergesellschaften und Betrieben eine Änderung der Zusammensetzung des SE-Betriebsrates erforderlich machen. Im Fall der gesetzlichen Auffanglösung hat der SE-Betriebsrat ferner vier Jahre nach seiner Einsetzung mit der Mehrheit seiner Mitglieder darüber zu beschließen, ob Verhandlungen über eine Vereinbarung zur Arbeitnehmerbeteiligung in der SE aufgenommen werden sollen oder die bisherige Regelung weiter gelten soll. Wird der Beschluss gefasst, über eine Vereinbarung über die Arbeitnehmerbeteiligung zu verhandeln, so tritt für diese Verhandlungen der SE-Betriebsrat an die Stelle des Besonderen Verhandlungsgremiums.

Da zwischen dem Besonderen Verhandlungsgremium und den Leitungen der Q-Cells AG und der Q-Cells Österreich bereits eine Vereinbarung über die Beteiligung der Arbeitnehmer geschlossen wurde, findet die Auffanglösung hier keine Anwendung.

12. Das Besondere Verhandlungsgremium kann beschließen, keine Verhandlungen aufzunehmen oder bereits aufgenommene Verhandlungen abzubrechen. Für diesen Beschluss ist eine Mehrheit von zwei Dritteln der Mitglieder des Besonderen Verhandlungsgremiums erforderlich, die mindestens zwei Drittel der Arbeitnehmer in mindestens zwei Mitgliedstaaten repräsentieren müssen, § 16 Abs. 1 S. 2 SEBG. Mit einem Beschluss, keine Verhandlungen aufzunehmen oder bereits aufgenommene Verhandlungen abzubrechen, endet das Verfahren über die Beteiligung der Arbeitnehmer.

In diesem Fall wäre der Aufsichtsrat der SE weder auf Basis einer Vereinbarung noch kraft Gesetzes mitbestimmt; die gesetzliche Auffanglösung des SEBG (vgl. § 9 Abs. 10) würde in diesem Fall keine Anwendung finden, vgl. § 16 Abs.

2 SEBG. Die ggf. vorgesehene Satzungsregelung hinsichtlich der Beteiligung der Arbeitnehmer im Aufsichtsrat der SE wäre dann dahingehend anzupassen, dass keine Beteiligung im Aufsichtsrat bestehen soll. Eine andere Möglichkeit bestünde darin, die Mitbestimmung allein auf Basis der Satzungsregelung durchzuführen.

Im Fall des Abbruchs bzw. der Nichtaufnahme der Verhandlungen gäbe es auch kein nach den Vorschriften des SEBG zu bildendes Gremium, welches zu unterrichten bzw. anzuhören wäre. Vielmehr würden die Vorschriften über die Unterrichtung und Anhörung der Arbeitnehmer Anwendung finden, die in den Mitgliedstaaten gelten, in denen die SE Arbeitnehmer beschäftigt.

Aufgrund der bereits abgeschlossenen Vereinbarung hat die Konstellation der Nichtaufnahme bzw. des Abbruchs von Verhandlungen hier keine Bedeutung.

13. Sofern strukturelle Änderungen der Q-Cells SE geplant sind, die dazu geeignet sind, Beteiligungsrechte der Arbeitnehmer zu mindern, finden auf Veranlassung der Leitung der SE oder des SE-Betriebsrats Verhandlungen über die Beteiligungsrechte der Arbeitnehmer der SE statt. Die Verhandlungen mit der Leitung der SE können anstelle des neu zu bildenden Besonderen Verhandlungsgremiums einvernehmlich vom SE-Betriebsrat gemeinsam mit Vertretern der von der geplanten strukturellen Änderung betroffenen Arbeitnehmer, die bisher nicht vom SE-Betriebsrat vertreten werden, geführt werden. Kommt in diesen Verhandlungen keine Einigung zustande, sind die §§ 22 bis 33 SEBG über den SE-Betriebsrat kraft Gesetzes und die §§ 34 bis 38 SEBG über die Mitbestimmung kraft Gesetzes anzuwenden.

14. Die durch die Bildung und Tätigkeit des Besonderen Verhandlungsgremiums entstehenden erforderlichen Kosten tragen die Q-Cells AG, die Q-Cells Österreich und (nach ihrer Gründung) die Q-Cells SE als Gesamtschuldner, § 19 SEBG. Dies umfasst die sachlichen und personellen Kosten, die im Zusammenhang mit der Tätigkeit des Besonderen Verhandlungsgremiums, insbesondere mit den Verhandlungen, entstehen. Insbesondere sind für die Sitzungen in erforderlichem Umfang Räume, sachliche Mittel (z.B. Telefon, Fax, notwendige Literatur), Dolmetscher und Büropersonal zur Verfügung zu stellen sowie die erforderlichen Reise- und Aufenthaltskosten der Mitglieder des Besonderen Verhandlungsgremiums zu tragen.

15. Die gesetzlichen Bestimmungen zum Arbeitnehmerbeteiligungsverfahren, insbesondere die Vorschriften des SEBG, bleiben von den Angaben in § 9 Abs. 1 bis 14 unberührt.

§ 10 Abschlussprüfer

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig, wird durch den Zustimmungsbeschluss der Hauptversammlung zu diesem Verschmelzungsplan gewählt

a. zum Abschlussprüfer und zum Konzernabschlussprüfer für das erste Geschäftsjahr der Q-Cells SE und

b. zum Abschlussprüfer für die prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts des ersten Halbjahresfinanzberichts der Q-Cells SE, soweit eine freiwillige prüferische Durchsicht gemäß § 37 w Abs. 5 i.V.m. § 37 y Nr. 2 des deutschen Wertpapierhandelsgesetzes („WpHG") beschlossen wird.

§ 11 Unterbleiben von Angaben aufgrund der Aufnahme einer 100 % igen Tochtergesellschaft

1. Da sich alle Anteile an der übertragenden Gesellschaft in der Hand der übernehmenden Gesellschaft befinden, unterbleibt die Gewährung von Anteilen. Die Angaben gemäß Art. 20 lit. b) SE-VO (Umtauschverhältnis der Aktien und gegebenenfalls die Höhe der Ausgleichsleistung), Art. 20 lit. c) SE-VO (Einzelheiten hinsichtlich der Übertragung der Aktien der SE) und Art 20. lit. d) SE-VO (Zeitpunkt, von dem an die Aktien der SE das Recht auf Beteiligung am Gewinn gewähren, sowie alle Besonderheiten in Bezug auf dieses Recht) entfallen (Art. 31 Abs. 1 SE-VO).

2. Da sich alle Anteile an der übertragenden Gesellschaft in der Hand der übernehmenden Gesellschaft befinden, unterbleibt ein Barabfindungsgebot an die Aktionäre der übertragenden Gesellschaft, und es entfallen auch die diesbezüglich Angaben im Verschmelzungsplan.

Anlage I:	Satzung der Q-Cells SE
Anlage II a:	Bekanntmachung der Q-Cells AG gemäß Art. 21 der

Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001

Anlage II b: Bekanntmachung der Q-Cells Österreich gemäß Art. 21 der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 i.V.m. § 19 des österreichischen Gesetzes über das Statut der Europäischen Gesellschaft, § 221 a Abs. 1 österreichisches Aktiengesetz

Anlage III: Vereinbarung über die Beteiligung der Arbeitnehmer in der Q-Cells SE

Dieser Verschmelzungsplan wird als gemeinsamer und gleich lautender Verschmelzungsplan vom Vorstand der Q-Cells Österreich und der Q-Cells AG aufgestellt.

Anlage I zum Verschmelzungsplan vom 06. Mai 2008:

SATZUNG

I. Allgemeine Bestimmungen

§ 1. Firma, Sitz und Geschäftsjahr

1. Die Gesellschaft führt die Firma

   Q-Cells SE.

2. Sie hat ihren Sitz in Bitterfeld-Wolfen.

3. Geschäftsjahr ist das Kalenderjahr.

§ 2. Gegenstand des Unternehmens

1. Gegenstand des Unternehmens der Gesellschaft ist die Entwicklung, industrielle Produktion und der Vertrieb von Photovoltaikzellen sowie Produkten der regenerativen Stromerzeugung.

2. Zu diesem Zweck kann die Gesellschaft insbesondere Anlagen zur Produktion von Photovoltaikzellen, auch in Form einer schlüsselfertigen Fabrik, sowie die dazu erforderlichen Grundstücke erwerben.

3. Die Gesellschaft ist zu allen Geschäften und Maßnahmen berechtigt, die den Gegenstand des Unternehmens unmittelbar oder mittelbar zu fördern geeignet sind. Sie darf zu diesem Zweck im In- und Ausland Zweigniederlassungen errichten, andere Unternehmen gleicher oder verwandter Art gründen, erwerben, veräußern oder sich mittelbar oder unmittelbar an diesen beteiligen und deren Geschäftsführung übernehmen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3. Bekanntmachungen und Informationen

1. Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger, soweit das Gesetz nicht zwingend eine andere Bekanntmachungsform vorschreibt.

2. Informationen an die Inhaber zugelassener Wertpapiere der Gesellschaft können auch mittels elektronischer Medien übermittelt werden.

II. Grundkapital und Aktien

§ 4. Grundkapital

1. Das Grundkapital der Gesellschaft beträgt 111.259.373,00 Euro, jedoch mindestens den Betrag des Grundkapitals der Q-Cells Aktiengesellschaft im Zeitpunkt des Formwechsels in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008, und ist eingeteilt in 111.259.373 Stückaktien ohne Nennbetrag, und zwar in

   (a) 80.689.389 Stammaktien und

(b) 30.569.984 Vorzugsaktien ohne Stimmrecht,

jedoch jeweils mindestens die Zahl von Aktien, die im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 bei der Q-Cells Aktiengesellschaft vorhanden sind.

2. Den Vorzugsaktien ohne Stimmrecht stehen bei der Verteilung des Gewinns die in § 23 Abs. 6 der Satzung bestimmten Vorrechte zu. Jeder Inhaber von Vorzugsaktien hat das Nebenrecht, durch Erklärung gegenüber der Gesellschaft die Umwandlung aller oder eines Teils seiner Vorzugsaktien in Stammaktien bei fortbestehender Mitgliedschaft im Verhältnis 1:1 zu verlangen. Die Erklärung ist schriftlich unter gleichzeitiger Zurverfügungstellung der Urkunden über die umzuwandelnden Vorzugsaktien abzugeben. Bei girosammelverwahrten Aktien reicht für die Zurverfügungstellung aus, hinsichtlich der umzuwandelnden Vorzugsaktien die Herausgabeansprüche gegen den Sammelverwahrer der Globalurkunde zu übertragen. Die Gesellschaft ist verpflichtet, dem Umwandlungsverlangen durch Ausgabe der neuen Aktienurkunden über die Stammaktien innerhalb von drei Wochen nach Zugang der Umwandlungserklärung zu entsprechen. Die Umwandlung wird mit Ausgabe der neuen Aktienurkunden über die Stammaktien durch die Gesellschaft wirksam. Umgewandelte Vorzugsaktien sind für sämtliche Geschäftsjahre, für die im Zeitpunkt der Umwandlung noch nicht über die Gewinnverwendung beschlossen wurde, wie Stammaktien gewinnbezugsberechtigt. Ist ein öffentliches Angebot auf den Erwerb von Aktien der Gesellschaft veröffentlicht worden, ist die Gesellschaft außerdem verpflichtet, Umwandlungsverlangen, die bis einschließlich zum 15. Werktag vor Ablauf der Annahmefrist bzw. einer weiteren Annahmefrist für das öffentliche Angebot bei ihr eingegangen sind, spätestens am 10. Werktag vor Ablauf der Annahmefrist bzw. der weiteren Annahmefrist für das öffentliche Angebot und Umwandlungsverlangen, die bis zum 2. Werktag vor Ablauf der Annahmefrist bzw. einer weiteren Annahmefrist bei ihr eingegangen sind, bis zum Ablauf der Annahmefrist bzw. der weiteren Annahmefrist für das öffentliche Angebot unverzüglich durch Ausgabe der neuen Aktienurkunden über die Stammaktien zu entsprechen. Im Übrigen gewähren die Vorzugsaktien die gleichen Rechte wie die Stammaktien.

3. Bei der Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 Abs. 2 AktG festgestellt werden.

4. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft bis zum 31. Mai 2012 durch Ausgabe von bis zu 54.526.653 neuen auf den Inhaber lautenden nennwertlosen Stammaktien und/oder Vorzugsaktien mit oder ohne Stimmrecht (Stückaktien) gegen Sach- oder Bareinlagen einmalig oder mehrmals um bis zu insgesamt 54.526.653,00 Euro zu erhöhen, jedoch höchstens bis zu dem Betrag und der Anzahl von Aktien, in dessen bzw. deren Höhe im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 das genehmigte Kapital in § 4 Abs. 4 der Satzung der Q-Cells Aktiengesellschaft noch besteht (Genehmigtes Kapital) und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen. Die Ermächtigung umfasst die Befugnis, weitere Vorzugsaktien mit oder ohne Stimmrecht auszugeben, die aufgrund der Ermächtigung der Hauptversammlung der Q-Cells Aktiengesellschaft vom 14. Juni 2007 ausgegebenen Vorzugsaktien vorgehen oder gleichstehen. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats über den Ausschluss des Bezugsrechts der Aktionäre zu entscheiden und die weiteren Einzelheiten der jeweiligen Kapitalerhöhung sowie die Bedingungen der Aktienausgabe festzulegen. Ein Bezugsrechtsausschluss ist jedoch nur zulässig für eine Kapitalerhöhung gegen Sacheinlagen, insbesondere zum Erwerb eines Unternehmens oder einer Beteiligung, für eine Ausgabe von Aktien an Mitarbeiter des Unternehmens oder eines verbundenen Unternehmens, für Spitzenbeträge oder gemäß § 186 Abs. 3 Satz 4 AktG für eine Kapitalerhöhung gegen Bareinlagen, die zehn vom Hundert des Grundkapitals nicht übersteigt und bei der der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Auf die Begrenzung sind der anteilige Betrag des Grundkapitals anzurechnen, auf den ein Bezugs- oder Umtauschrecht oder eine Bezugs- oder Umtauschpflicht besteht aufgrund von Options- oder Wandelanleihen, die unter Ausschluss des Bezugsrechts in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG seit dem Zeitpunkt der Beschlussfassung über die vorstehende Ermächtigung zum Ausschluss des Bezugsrechts ausgegeben worden sind, sowie die Veräußerung eigener Aktien, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i.V.m. § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorstehende Ermächtigung zum Ausschluss des Bezugsrechts erfolgt. Soweit das Bezugsrecht nicht ausgeschlossen wird, wird ein börslicher Handel der Bezugsrechte stattfinden, an dem Aktionäre und Dritte teilnehmen können. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 4 der Satzung entsprechend dem Umfang der Kapitalerhöhung aus Genehmigtem Kapital zu ändern sowie alle sonstigen damit im Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen.

5. Das Grundkapital der Gesellschaft ist um bis zu 1.721.688,00 Euro durch Ausgabe von bis zu 1.721.688 auf den Inhaber lautenden nennwertlosen Stammaktien (Stückaktien) bedingt erhöht, jedoch höchstens bis zu dem Betrag und der Anzahl von Aktien, in dessen bzw. deren Höhe im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 das bedingte Kapital in § 4 Abs. 5 der Satzung der Q-Cells Aktiengesellschaft noch vorhanden ist (Bedingtes Kapital 2003/1). Die bedingte Kapitalerhöhung dient der Einlösung von Bezugsrechten, zu deren Ausgabe der Vorstand der Q-Cells Aktiengesellschaft von der Hauptversammlung am 29. Dezember 2003 ermächtigt wurde. Die aus den ausgeübten Bezugsrechten hervorgehenden neuen Aktien nehmen von Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Bezugsrechte aus dem Bedingten Kapital 2003/1 ausgegeben werden und die Inhaber der Bezugsrechte von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 5 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern bzw. zur Eintragung anzumelden.

6. Das Grundkapital der Gesellschaft ist um bis zu 1.221.134,00 Euro durch Ausgabe von bis zu 1.221.134 auf den Inhaber lautenden nennwertlosen Stammaktien (Stückaktien) bedingt erhöht, jedoch höchstens bis zu dem Betrag und der Anzahl von Aktien, in dessen bzw. deren Höhe im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 das bedingte Kapital in § 4 Abs. 6 der Satzung der Q-Cells Aktiengesellschaft noch vorhanden ist (Bedingtes Kapital 2005/1). Die bedingte Kapitalerhöhung dient der Einlösung von Bezugsrechten, zu deren Ausgabe der Vorstand der Q-Cells Aktiengesellschaft von der Hauptversammlung am 16. August 2005 ermächtigt wurde. Die aus den ausgeübten Bezugsrechten hervorgehenden neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Bezugsrechte aus dem Bedingten Kapital 2005/1 ausgegeben werden und die Inhaber der Bezugsrechte von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 6 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern bzw. zur Eintragung anzumelden.

7. Das Grundkapital ist um bis zu 43.621.323,00 Euro durch Ausgabe von bis zu 43.621.323 neuen, auf den Inhaber lautenden Stammaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro (Stückaktien) bedingt erhöht, jedoch höchstens bis zu dem Betrag und der Anzahl von Aktien, in dessen bzw. deren Höhe im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 das bedingte Kapital in § 4 Abs. 7 der Satzung der Q-Cells Aktiengesellschaft noch vorhanden ist (Bedingtes Kapital 2006/1). Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen an die Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen an die Inhaber von Wandelanleihen, die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung der Q-Cells Aktiengesellschaft vom 29. Juni 2006 von einem nachgeordneten Konzernunternehmen der Q-Cells Aktiengesellschaft ausgegeben wurden und die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung der Q-Cells Aktiengesellschaft vom 14. Juni 2007 bis zum 31. Mai 2012 von der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE oder einem nachgeordneten Konzernunternehmen ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe der vorstehend bezeichneten Ermächtigungsbeschlüsse jeweils zu bestimmenden Options- bzw. Wandlungspreis. Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/Optionsausübung erfüllen und das Bedingte Kapital 2006/1 nach Maßgabe der Options- bzw. Wandelanleihebedingungen benötigt wird. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals 2006/1

nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

8. Das Grundkapital der Gesellschaft ist um bis zu 5.756.442,00 Euro durch Ausgabe von bis zu 5.756.442 auf den Inhaber lautenden, nennwertlosen Stammaktien bedingt erhöht, jedoch höchstens bis zu dem Betrag und der Anzahl von Aktien, in dessen bzw. deren Höhe im Zeitpunkt des Formwechsels der Q-Cells Aktiengesellschaft in eine Europäische Gesellschaft (SE) gemäß Verschmelzungsplan vom 06. Mai 2008 das bedingte Kapital in § 4 Abs. 8 der Satzung der Q-Cells Aktiengesellschaft noch vorhanden ist (Bedingtes Kapital 2007/1). Die bedingte Kapitalerhöhung dient der Einlösung von Optionen, zu deren Ausgabe der Vorstand von der Hauptversammlung der Q-Cells Aktiengesellschaft am 14. Juni 2007 ermächtigt wurde. Die aus den ausgeübten Optionen hervorgehenden neuen Aktien nehmen von Beginn des Geschäftsjahres an, in dem sie durch Ausübung der Option entstehen, am Gewinn der Gesellschaft teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Optionen aus dem Bedingten Kapital 2007/1 ausgegeben werden und die Inhaber der Optionen von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und 8 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern bzw. zur Eintragung anzumelden.

9. Das Grundkapital der Gesellschaft wird durch Sacheinlagen erbracht durch Formwechsel der Q-Cells Aktiengesellschaft in die Q-Cells SE im Wege der Verschmelzung der Q-Cells Österreich AG, Wien, Österreich, auf die Q-Cells Aktiengesellschaft. Im Rahmen der Verschmelzung geht das gesamte Aktiv- und Passivvermögen der Q-Cells Österreich AG auf die Q-Cells Aktiengesellschaft über, und die Q-Cells Aktiengesellschaft nimmt die Rechtsform der SE an.

§ 5. Aktien

1. Die Aktien lauten auf den Inhaber (Inhaberaktien).

2. Über Form und Inhalt der Aktienurkunden, der Gewinnanteils- und Erneuerungsscheine entscheidet der Vorstand im Einvernehmen mit dem Aufsichtsrat. Die Gesellschaft ist berechtigt, das gesamte Grundkapital in einer oder mehreren Globalurkunden zu verbriefen. Ein Anspruch der Aktionäre auf Verbriefung ihrer Anteile ist ausgeschlossen, soweit nicht eine Verbriefung nach den Regeln erforderlich ist, die an einer Börse gelten, an der die Aktie zugelassen ist.

3. Die Ausgabe weiterer Vorzugsaktien, die aufgrund der Ermächtigung der Hauptversammlung der Q-Cells Aktiengesellschaft vom 14. Juni 2007 ausgegebenen Vorzugsaktien vorgehen oder gleichstehen, bleibt gemäß § 141 Abs. 2 AktG vorbehalten.

III. Organe

§ 6. Organe

Die Gesellschaft verfügt über ein dualistisches System im Sinne des Art. 38 lit. b) der Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft. Organe der Gesellschaft sind:

- der Vorstand (Leitungsorgan im Sinne von Art. 38 lit. b) der Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft),
- der Aufsichtsrat (Aufsichtsorgan im Sinne von Art. 38 lit. b) der Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft) sowie
- die Hauptversammlung.

IV. Der Vorstand

§ 7. Zusammensetzung des Vorstands

1. Der Vorstand besteht aus mindestens zwei Personen.

2. Die Bestimmung der Anzahl sowie die Bestellung der ordentlichen Vorstandsmitglieder und der stellvertretenden Vorstandsmitglieder, der Abschluss der Anstellungsverträge sowie der Widerruf der Bestellung erfolgen durch den Aufsichtsrat.

3. Die Vorstandsmitglieder werden auf maximal fünf Jahre bestellt. Die Wiederbestellung ist zulässig.

§ 8. Beschlussfassung des Vorstands

1. Beschlüsse des Vorstands werden in Vorstandssitzungen gefasst. Abwesende Vorstandsmitglieder können an der Beschlussfassung dadurch teilnehmen, dass sie durch andere Vorstandsmitglieder schriftliche Stimmabgaben überreichen lassen. Darüber hinaus können Vorstandsmitglieder ihre Stimme während der Sitzung oder nachträglich innerhalb einer vom Leiter der Sitzung zu bestimmenden angemessenen Frist schriftlich, fernschriftlich, telegrafisch, telefonisch oder mittels Telefax, Teletext, E-Mail oder anderer technischer Übermittlungsmöglichkeiten abgeben, sofern kein Vorstandsmitglied dieser Vorgehensweise unverzüglich widerspricht.

2. Auf Anordnung des Vorsitzenden des Vorstands können Beschlüsse auch außerhalb von Sitzungen durch schriftliche, fernschriftliche, telegrafische oder telefonische Stimmabgabe oder mittels Telefax, Teletext, E-Mail oder anderer technischer Übermittlungsmöglichkeiten gefasst werden, wenn kein Vorstandsmitglied dieser Vorgehensweise widerspricht. Ein Widerspruch ist nur unverzüglich möglich, nachdem dem Vorstandsmitglied die Abstimmungsweise mitgeteilt wurde.

3. Der Vorstand ist beschlussfähig, wenn nach Einladung sämtlicher Vorstandsmitglieder bzw. nach Bekanntgabe der Beschlussvorlage gegenüber sämtlichen Mitgliedern mit jeweils angemessener Frist mindestens drei Viertel seiner Mitglieder an der Beschlussfassung teilnehmen. An der Beschlussfassung nimmt auch teil, wer sich der Stimme enthält.

4. Die Beschlüsse des Vorstandes werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit das Gesetz nicht zwingend eine größere Mehrheit vorsieht. Dabei gilt Stimmenthaltung nicht als Stimmabgabe.

5. Bestellt der Aufsichtsrat einen Vorstandsvorsitzenden, steht diesem bei Stimmengleichheit kein Zweitstimmrecht zu.

§ 9. Vertretung der Gesellschaft

1. Die Gesellschaft wird durch zwei Vorstandsmitglieder oder ein Vorstandsmitglied und einen Prokuristen vertreten. Ist nur ein Vorstandsmitglied bestellt, vertritt dieses die Gesellschaft allein.

2. Auch bei Bestellung mehrerer Vorstandsmitglieder kann der Aufsichtsrat allen oder einzelnen Vorstandsmitgliedern Einzelvertretungsmacht erteilen. Der Aufsichtsrat kann ferner alle oder einzelne Vorstandsmitglieder vom Verbot der Mehrfachvertretung (§ 181, 2. Alternative BGB) befreien.

V. Der Aufsichtsrat

§ 10. Zusammensetzung des Aufsichtsrats

1. Der Aufsichtsrat besteht aus neun Mitgliedern. Sechs Mitglieder wählt die Hauptversammlung, drei Mitglieder werden nach dem Wahlverfahren bestellt, welches in der Vereinbarung bestimmt ist, die nach Maßgabe des Gesetzes über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft („SE-Beteiligungsgesetz") am 22. April 2008 geschlossen wurde (nachfolgend „ **Mitarbeiterbeteiligungsvereinbarung** " UR-Nr. 173/2008 des Notars John Flüh, Berlin).

2. Zu den Mitgliedern des ersten Aufsichtsrats werden bis zur Beendigung der Hauptversammlung, die über die Entlastung für das erste Geschäftsjahr der Q-Cells SE beschließt, längstens jedoch für 3 Jahre bestellt:

- Dr. Thomas van Aubel, Rechtsanwalt, Partner in der Kanzlei VAN AUBEL Rechtsanwälte, Berlin
- Marcel Brenninkmeijer, Verwaltungspräsident und Delegierter des Verwaltungsrats der Good Energies AG, Arlesheim / Schweiz

- Richard Kauffman, Vorsitzender der Geschäftsführung (Chief Executive Officer) der Good Energies Inc., New York, USA
- Dr. Dinnies-Johannes von der Osten, Geschäftsführer der Goodvent Beteiligungsmanagement GmbH & Co. KG, Berlin
- Dr. Christian Reitberger, selbstständiger Unternehmensberater, Berg (Landkreis Starnberg)
- Frauke Vogler, Rechtsanwältin und Steuerberaterin, Partnerin in der Kanzlei Vogler Roessink Chalupnik, Berlin

Das erste Geschäftsjahr der Q-Cells SE ist das Geschäftsjahr, in dem der Formwechsel der Q-Cells Aktiengesellschaft in eine Europäische Aktiengesellschaft im Handelsregister der Q-Cells eingetragen wird.

3. Die Aufsichtsratsmitglieder werden vorbehaltlich Absatz 2 bis zur Beendigung der ordentlichen Hauptversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet. Die Amtszeit beträgt jedoch höchstens sechs Jahre.
4. Für Aufsichtsratsmitglieder, die von der Hauptversammlung gewählt werden, können Ersatzmitglieder gewählt werden, die in einer bei der Wahl festgelegten Reihenfolge an die Stelle vorzeitig ausscheidender Aufsichtsratsmitglieder treten. Die Wahl von Ersatzmitgliedern für die Aufsichtsratsmitglieder der Arbeitnehmer richtet sich nach der Mitarbeiterbeteiligungsvereinbarung.
5. Wird ein Aufsichtsratsmitglied anstelle eines ausscheidenden Mitglieds bestellt, so besteht sein Amt für den Rest der Amtsdauer des ausscheidenden Mitglieds.
6. Aufsichtsratsmitglieder, die von der Hauptversammlung gewählt worden sind, können von ihr vor Ablauf der Amtszeit abberufen werden. In Abweichung von § 21 Abs. 1 bedarf der Beschluss einer Mehrheit von drei Viertel der abgegebenen Stimmen. Dies gilt auch für Ersatzmitglieder. Eine Abberufung der Aufsichtsratsmitglieder der Arbeitnehmer richtet sich nach der Mitarbeiterbeteiligungsvereinbarung.
7. Jedes Aufsichtsratsmitglied und jedes Ersatzmitglied des Aufsichtsrats kann sein Amt auch ohne wichtigen Grund durch schriftliche Erklärung niederlegen. Die Erklärung ist an den Vorstand zu richten. Dabei ist eine Frist von acht Wochen einzuhalten.

§ 11. Der Vorsitzende des Aufsichtsrats und sein Stellvertreter

1. Der Aufsichtsrat wählt aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für ihre jeweilige Amtszeit. Dem Vorsitzenden, im Falle seiner Verhinderung seinem Stellvertreter, steht bei Stimmengleichheit das Recht zum Stichentscheid (Zweitstimme) zu. Scheiden der Vorsitzende oder der Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen. Bei der Wahl zum Vorsitzenden des Aufsichtsrats übernimmt das an Lebensjahren älteste Mitglied des Aufsichtsrats den Vorsitz.
2. Der Stellvertreter hat die Rechte und Pflichten des Vorsitzenden des Aufsichtsrats, wenn dieser verhindert ist.

§ 12. Aufgaben und Befugnisse des Aufsichtsrats

1. Der Aufsichtsrat hat alle Aufgaben und Rechte, die ihm durch das Gesetz, die Satzung oder in sonstiger Weise zugewiesen werden. Der Aufsichtsrat überwacht die Geschäftsführung. Der Aufsichtsrat ist verpflichtet, die Hauptversammlung einzuberufen, wenn das Wohl der Gesellschaft dies erfordert.
2. Der Aufsichtsrat ist zur Vornahme von Satzungsänderungen berechtigt, die nur die Fassung betreffen.
3. Die folgenden Arten von Geschäften des Vorstands dürfen nur mit Zustimmung des Aufsichtsrats vorgenommen werden:

(a) Erwerb von Unternehmen, Unternehmensbeteiligungen und Unternehmensteilen, wenn im Einzelfall der Erwerbs- oder Veräußerungspreis 3 % des Eigenkapitals der letzten veröffentlichten Konzernbilanz übersteigt;

(b) Errichtung und Auflösung von Beteiligungsgesellschaften, Begründung und Auflösung von Standorten, Aufnahme oder Einstellung von Geschäftsfeldern, soweit diese Vorgänge von erheblicher Bedeutung für die Gesellschaft sind;

(c) Abschluss von Unternehmensverträgen.

Der Aufsichtsrat kann weitere Arten von Geschäften des Vorstandes von seiner Zustimmung abhängig machen.

4. Der Aufsichtsrat kann alle zur Erfüllung seiner Aufgaben erforderlichen Überprüfungen vornehmen oder vornehmen lassen. Der Aufsichtsrat kann die Bücher und Schriften der Gesellschaft sowie die Vermögensgegenstände einsehen und prüfen. Er kann damit auch einzelne Mitglieder oder für bestimmte Aufgaben besondere Sachverständige beauftragen.

5. Der Vorstand hat dem Aufsichtsrat laufend in dem gesetzlich festgelegten Umfang zu berichten. Darüber hinaus kann der Aufsichtsrat jederzeit jegliche Informationen verlangen, die für die Ausübung seiner Kontrolle erforderlich sind. Diese Informationen können auch von jedem einzelnen Aufsichtsratsmitglied an den Aufsichtsrat verlangt werden.

6. Der Aufsichtsrat gibt sich eine Geschäftsordnung. Der Aufsichtsrat erlässt und ändert die Geschäftsordnung für den Vorstand.

7. Der Aufsichtsrat kann im Rahmen der gesetzlichen Vorschriften aus seiner Mitte Ausschüsse bilden und deren Aufgaben und Befugnisse in einer Geschäftsordnung bestimmen. Den Ausschüssen können, soweit gesetzlich zulässig, auch Entscheidungsbefugnisse des Aufsichtsrats übertragen werden; derartige Ausschüsse müssen mindestens drei Mitglieder haben. Ausschüsse sind beschlussfähig, wenn mindestens drei Mitglieder an der Beschlussfassung teilnehmen. Bei Abstimmungen und Wahlen gibt im Falle der Stimmengleichheit die Stimme des Vorsitzenden des Ausschusses den Ausschlag. Im Übrigen gelten die Bestimmungen von § 14 Abs. 2, 3, 4 und 6 und § 15 analog.

§ 13. Willenserklärungen des Aufsichtsrats

Willenserklärungen des Aufsichtsrats und gegebenenfalls seiner Ausschüsse werden namens des Aufsichtsrats durch seinen Vorsitzenden abgegeben, es sei denn, der Aufsichtsrat beschließt im Einzelfall etwas anderes.

§ 14. Sitzungen und Beschlussfassung des Aufsichtsrats

1. Der Aufsichtsrat muss zwei Sitzungen im Kalenderhalbjahr abhalten.

2. Beschlüsse des Aufsichtsrats werden auf Sitzungen gefasst. Hierbei handelt es sich regelmäßig um Präsenzsitzungen. Es ist jedoch auch zulässig, dass Sitzungen des Aufsichtsrats in Form einer Video- oder Telefonkonferenz abgehalten werden oder dass einzelne Aufsichtsratsmitglieder im Wege der Video- oder Telefonübertragung zugeschaltet werden und dass in diesen Fällen auch die Beschlussfassung oder die Stimmabgabe per Video- oder Telefonkonferenz bzw. Video- oder Telefonübertragung erfolgt. Ist ein Aufsichtsratsmitglied verhindert, an einer Sitzung des Aufsichtsrates teilzunehmen, ist er berechtigt, seine Stimmenabgaben schriftlich zu den einzelnen Punkten der Tagesordnung durch ein anderes Mitglied überreichen zu lassen; eine Überreichung per Telefax oder per E-Mail ist ausreichend. Für den Vorsitzenden gilt dies auch hinsichtlich einer möglichen Zweitstimme.

3. Außerhalb von Sitzungen sind Beschlussfassungen schriftlich, telegrafisch, fernschriftlich, per Telefax, mittels anderer elektronischer Kommunikationsmittel (E-Mail etc.), oder fernmündlich zulässig, wenn sie der Vorsitzende des Aufsichtsrats anordnet und wenn ihr kein Mitglied innerhalb von drei Tagen nach Erhalt der Beschlussvorlage widerspricht. Danach gefasste Beschlüsse sind vom Vorsitzenden des Aufsichtsrats schriftlich niederzulegen.

4. Zulässig sind auch kombinierte Beschlussfassungen, bei denen ein Teil der Stimmen in der Sitzung und ein Teil schriftlich, telegrafisch, fernschriftlich, per Telefax, mittels anderer elektronischer Kommunikationsmittel oder fernmündlich abgegeben wird. Dabei können die abwesenden Aufsichtsratsmitglieder ihre Stimme zeitgleich mit der Sitzung oder im Anschluss an die Sitzung innerhalb einer vom Vorsitzenden zu bestimmenden Frist abgeben.

5. Der Aufsichtsrat ist beschlussfähig, wenn nach Einladung sämtlicher Mitglieder bzw. nach Bekanntgabe der Beschlussvorlage gegenüber sämtlichen Mitgliedern mit jeweils angemessener Frist mindestens die Hälfte der Mitglieder, aus denen er nach Gesetz oder Satzung insgesamt zu bestehen hat, mindestens aber drei stimmberechtigte Mitglieder an der Beschlussfassung teilnehmen. Ein Aufsichtsratsmitglied nimmt auch teil, wenn es sich der Stimme enthält.

6. Beschlüsse des Aufsichtsrats bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht zwingend das Gesetz oder diese Satzung etwas anderes bestimmen. Dabei gilt Stimmenthaltung nicht als Stimmabgabe.

Die Art der Abstimmung bestimmt der Vorsitzende. Beantragt jedoch ein Mitglied des Aufsichtsrats geheime Abstimmung, so ist geheim abzustimmen.

§ 15. Niederschrift

Über die Beschlüsse und Sitzungen des Aufsichtsrats ist eine Niederschrift zu fertigen, die von dem Leiter der jeweiligen Sitzung zu unterzeichnen ist.

§ 16. Vergütung des Aufsichtsrats

1. Die Mitglieder des Aufsichtsrates erhalten
   (a) eine feste jährliche Vergütung in Höhe von € 25.000,00;
   (b) eine erfolgsbezogene jährliche Vergütung in Höhe von € 200,00 für jede angefangene Million an Konzernjahresüberschuss. Für die Berechnung der erfolgsbezogenen Vergütung ist der im Konzernabschluss entsprechend den International Financial Reporting Standards (IFRS) für das betreffende Geschäftsjahr ausgewiesene Konzernjahresüberschuss maßgebend. Die Vergütung nach b) ist auf einen Betrag von € 25.000,00 begrenzt.
2. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, sein Stellvertreter das Eineinhalbfache der Vergütung nach Absatz 1. Jedes Mitglied eines Ausschusses erhält einen Zuschlag von 25% auf die Vergütung nach Absatz 1, der Vorsitzende eines Ausschusses einen solchen von 50%; dies gilt nicht für Mitgliedschaft bzw. Vorsitz im Nominierungsausschuss. Die jährliche Gesamtvergütung darf das Zweifache, die des Aufsichtsratsvorsitzenden das Dreifache der Vergütung nach Absatz 1 nicht übersteigen.
3. Mitglieder des Aufsichtsrates, die nur während eines Teils des Geschäftsjahres bzw. der Wahlperiode dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.
4. Die Vergütung wird nach Ablauf des jeweiligen Geschäftsjahres gezahlt. Sie ist fällig am Tag nach der Hauptversammlung, die über die Verwendung des Bilanzgewinns beschließt.
5. Als Nebenleistung wird eine Vermögensschadens-Haftpflichtversicherung zugunsten des Aufsichtsrates in üblicher Höhe gewährt.
6. Den Mitgliedern des ersten Aufsichtsrats kann nur die Hauptversammlung eine Vergütung für ihre Tätigkeit bewilligen. Der Beschluss kann erst von der Hauptversammlung gefasst werden, die über die Entlastung der Mitglieder des ersten Aufsichtsrats beschließt.
7. Die Gesellschaft erstattet den Aufsichtsratsmitgliedern ihre Auslagen. Die auf die Bezüge und ggfs. Auslagen entfallende Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrates berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung zu stellen, und dieses Recht ausüben.

V. Die Hauptversammlung

§ 17. Einberufung der Hauptversammlung

1. Die Hauptversammlung findet am Sitz der Gesellschaft oder nach Wahl des einberufenden Organs an einem deutschen Börsenplatz oder in Leipzig statt.
2. Die ordentliche Hauptversammlung wird innerhalb der ersten sechs Monate nach Ablauf des Geschäftsjahres abgehalten. Außerordentliche Hauptversammlungen können durch den Vorstand oder durch den Aufsichtsrat jederzeit einberufen werden.
3. Die Einberufung der Hauptversammlung muss mindestens 30 Tage vor dem Tag, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung gemäß § 18 anzumelden und ihren Anteilsbesitz nachzuweisen haben, unter Mitteilung der Tagesordnung und einer Adresse für die Anmeldung bekannt gemacht werden.
4. Sind alle Aktionäre erschienen oder vertreten, kann die Hauptversammlung Beschlüsse auch ohne Einhaltung der vorstehenden Form- und Fristvorschriften fassen, wenn kein Aktionär der Beschlussfassung widerspricht.

§ 18. Recht zur Teilnahme an der Hauptversammlung

1. Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die ihre Teilnahme bei der Gesellschaft rechtzeitig angemeldet haben. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tage vor der Versammlung in Textform zugehen.

2. Die Aktionäre haben darüber hinaus ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachzuweisen. Dazu bedarf es eines in Textform erstellten besonderen Nachweises des Anteilsbesitzes durch das depotführende Institut. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Tages vor der Versammlung zu beziehen und muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse bis spätestens am siebten Tag vor der Versammlung zugehen. Im Verhältnis zur Gesellschaft gilt für die Teilnahme an der Hauptversammlung oder die Ausübung des Stimmrechts als Aktionär nur, wer den Nachweis erbracht hat.

§ 19. Stimmrecht

1. Jede Stammaktie gewährt eine Stimme. Den Vorzugsaktionären steht kein Stimmrecht zu. Soweit jedoch den Vorzugsaktionären nach dem Gesetz ein Stimmrecht zwingend zusteht, gewährt jede Vorzugsaktie eine Stimme.

2. Das Stimmrecht kann durch Bevollmächtigte ausgeübt werden. Soweit gesetzlich nicht etwas anderes vorgeschrieben ist, kann die Vollmacht schriftlich, per Telefax oder auf eine andere von der Gesellschaft jeweils näher zu bestimmende Weise, die von der Gesellschaft in der Einberufung der Hauptversammlung bekannt gemacht wird, erteilt werden.

§ 20. Vorsitz in der Hauptversammlung, Bild- und Tonübertragung

1. Zum Vorsitz in der Hauptversammlung ist der Vorsitzende des Aufsichtsrates berufen. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende des Aufsichtsrates verhindert und hat er niemanden zu seinem Vertreter bestimmt, so leitet die Hauptversammlung ein vom Aufsichtsrat gewähltes Aufsichtsratsmitglied.

2. Der Vorsitzende leitet die Verhandlung und bestimmt die Reihenfolge der Verhandlungsgegenstände sowie die Form der Abstimmung.

3. Der Vorsitzende kann anordnen, dass die Hauptversammlung in Bild und Ton übertragen werden darf, namentlich im Internet.

4. Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken; er kann insbesondere den zeitlichen Rahmen des Versammlungsverlaufs, der Aussprache zu den Tagesordnungspunkten sowie des einzelnen Rede- oder Fragebeitrags angemessen festsetzen.

§ 21. Beschlussfassung der Hauptversammlung

1. Die Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen gültigen Stimmen, soweit nicht das Gesetz zwingend eine größere Mehrheit vorsieht.

2. Für eine Änderung der Satzung bedarf es einer Mehrheit von drei Viertel der abgegebenen gültigen Stimmen. Ist mindestens die Hälfte des Grundkapitals vertreten, genügt auch die einfache Mehrheit der abgegebenen gültigen Stimmen. Die einfache Mehrheit genügt nicht für die Änderung des Gegenstandes des Unternehmens, für einen Beschluss über die Sitzverlegung gemäß Art. 8 Abs. 6 der Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft, für einen Wechsel der Gesellschaft zum monistischen System im Sinne von Art. 38 lit. b) der Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft sowie für Fälle, für die eine höhere Kapitalmehrheit gesetzlich zwingend vorgeschrieben ist.

3. Im Falle der Stimmengleichheit gilt ein Antrag als abgelehnt.

4. Sofern bei Wahlen im ersten Wahlgang die einfache Stimmenmehrheit nicht erreicht wird, findet eine Stichwahl zwischen den beiden Personen statt, die die höchsten Stimmenzahlen erreicht haben.

§ 22. Niederschrift über die Hauptversammlung

1. Über die Verhandlung in der Hauptversammlung wird eine notarielle Niederschrift aufgenommen.

2. Die Niederschrift hat für die Aktionäre sowohl untereinander als auch in Beziehung auf ihre Vertreter volle Beweiskraft.

3. Eine Beifügung der Vollmachten zu der Niederschrift ist nicht erforderlich.

VI. Jahresabschluss, Lagebericht und Verwendung des Bilanzgewinns

§ 23. Jahresabschlüsse und Lagebericht, Entlastung des Vorstands und Aufsichtsrats, Verwendung des Bilanzgewinns

1. Der Vorstand hat den Lagebericht und den Jahresabschluss für das vergangene Geschäftsjahr in den ersten drei Monaten eines jeden Geschäftsjahres aufzustellen und dem Aufsichtsrat einzureichen. Dieser erteilt dem Abschlussprüfer unverzüglich den Prüfungsauftrag für den Jahresabschluss. Nach Eingang des Prüfungsberichtes beim Aufsichtsrat sind der Jahresabschluss, der Lagebericht, der Vorschlag über die Verwendung des Bilanzgewinns sowie der Prüfungsbericht den anderen Aufsichtsratsmitgliedern zwecks Prüfung zur Kenntnis zu bringen.

2. Der Jahresabschluss, der Lagebericht, der Bericht des Aufsichtsrats und der Vorschlag des Vorstands für die Verwendung des Bilanzgewinns sind ab dem Zeitpunkt der Einberufung der Hauptversammlung in den Geschäftsräumen der Gesellschaft zur Einsicht der Aktionäre auszulegen.

3. Die Hauptversammlung beschließt jährlich nach Entgegennahme des gemäß § 171 Abs. 2 AktG vom Aufsichtsrat zu erstattenden Berichts in den ersten sechs Monaten des Geschäftsjahres über die Entlastung des Vorstands und Aufsichtsrats, über die Verwendung des Bilanzgewinns, über die Wahl des Abschlussprüfers und in den vom Gesetz vorgesehenen Fällen über die Feststellung des Jahresabschlusses.

4. Stellen Vorstand und Aufsichtsrat den Jahresabschluss fest, so können sie Beträge bis zur Hälfte des Jahresüberschusses in andere Gewinnrücklagen einstellen; sie sind darüber hinaus ermächtigt, weitere Beträge bis zu einem Viertel des Jahresüberschusses in andere Gewinnrücklagen einzustellen, solange die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder soweit sie nach der Einstellung die Hälfte des Grundkapitals nicht übersteigen würden. Stellt die Hauptversammlung den Jahresabschluss fest, so ist ein Viertel des Jahresüberschusses in andere Gewinnrücklagen einzustellen. Bei der Errechnung der in andere Gewinnrücklagen einzustellenden Teile des Jahresüberschusses sind Vorwegzuweisungen zur gesetzlichen Rücklage und Verlustvorträge abzuziehen.

5. Die Hauptversammlung beschließt über die Verwendung des sich aus dem festgestellten Jahresabschluss ergebenen Bilanzgewinns. Die Hauptversammlung kann auch eine Sachausschüttung beschließen, § 58 Abs. 5 AktG.

6. Die Vorzugsaktien ohne Stimmrecht berechtigen zu einer Vorzugsdividende in Höhe von 0,03 Euro je Vorzugsaktie pro Geschäftsjahr. Wird die Vorzugsdividende in einem Geschäftsjahr nicht oder nicht vollständig gezahlt, so ist der Rückstand ohne Zinsen aus dem Bilanzgewinn der folgenden Geschäftsjahre in der Weise nachzuzahlen, dass die älteren Rückstände vor den jüngeren zu tilgen und die aus dem Gewinn eines Geschäftsjahres für dieses zu zahlenden Vorzugsbeträge erst nach Tilgung sämtlicher Rückstände zu leisten sind. Nach Verteilung der Vorzugsdividende erhalten die Inhaber von Stammaktien eine Dividende in Höhe von 0,03 Euro je Stammaktie, soweit eine Dividende ausgeschüttet wird. Soweit darüber hinaus weitere Dividenden ausgeschüttet werden, werden diese an Inhaber von Vorzugsaktien und an Inhaber von Stammaktien nach dem Verhältnis des Anteils am Grundkapital gezahlt.

§ 24. Gründungsaufwand

1. Gerichts-, Rechtsberatungs- und Notarkosten, die mit der Gründung der Q-Cells Aktiengesellschaft zusammenhängen, sowie die Veröffentlichungskosten trägt die Gesellschaft bis zu einem Höchstbetrag von 5.000,00 Euro.

2. Die Gesellschaft trägt die Kosten der Gründung der Q-Cells Österreich AG bis zu einem Betrag von 10.500 Euro.

3. Den Gründungsaufwand in Bezug auf den Formwechsel der Q-Cells Aktiengesellschaft in die Q-Cells SE im Wege der Verschmelzung der Q-Cells Österreich AG, Wien, Österreich, auf die Q-Cells Aktiengesellschaft in Höhe von bis zu 500.000,00 Euro trägt die Gesellschaft.

Anlage II a zum Verschmelzungsplan vom 06. Mai 2008:

Verschmelzung der Q-Cells Österreich AG, Wien, Österreich, auf die

Q-Cells Aktiengesellschaft, Bitterfeld-Wolfen, Deutschland

– Bekanntmachung gemäß Art. 21 der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 (SE-VO) –

Die Q-Cells Österreich AG soll auf die Q-Cells Aktiengesellschaft (als übernehmender Rechtsträger) im Wege der Verschmelzung zur Aufnahme ohne Liquidation gemäß Art. 17 Abs. 2 lit. a) der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (nachstehend: „SE-VO") verschmolzen werden.

Für die sich verschmelzenden Gesellschaften werden daher gemäß Art. 21 lit. a) bis e) der SE-VO die folgenden Angaben bekannt gemacht:

1. **Q-Cells Österreich AG**

(a) **Rechtsform, Firma und Sitz der Q-Cells Österreich AG**
Rechtsform: Aktiengesellschaft österreichischen Rechts
Firma: Q-Cells Österreich AG
Sitz: Wien, Österreich, eingetragen im Firmenbuch des Handelsgerichts Wien, Österreich, unter FN 305232 x.

(b) **Register, bei dem die in Art. 3 Abs. 2 der Richtlinie 68/151/EWG genannten Unterlagen hinterlegt worden sind, sowie die Nummer der Eintragung in das Register**
Firmenbuch des Handelsgerichts Wien, Österreich, unter FN 305232 x. Dort sind die Unterlagen nach Art. 3 Abs. 2 der Richtlinie 68/151/EWG hinterlegt.

2. **Q-Cells Aktiengesellschaft (Q-Cells AG)**

(a) **Rechtsform, Firma und Sitz der Q-Cells AG**
Rechtsform: Aktiengesellschaft deutschen Rechts
Firma: Q-Cells Aktiengesellschaft
Sitz: Thalheim (politische Gemeinde Bitterfeld-Wolfen), Deutschland, eingetragen im Handelsregister des Amtsgerichts Stendal unter HRB16621.

(b) **Register, bei dem die in Art. 3 Abs. 2 der Richtlinie 68/151/EWG genannten Unterlagen hinterlegt worden sind, sowie die Nummer der Eintragung in das Register**

Handelsregister des Amtsgerichts Stendal, Deutschland, unter HRB 16621. Dort sind die Unterlagen nach Art. 3 Abs. 2 der Richtlinie 68/151/EWG hinterlegt.

c) **Hinweis auf die Modalitäten für die Ausübung der Rechte der Gläubiger der Q-Cells AG gemäß Art. 24 Abs. 1 lit. a) bis c) SE-VO sowie die Anschrift, unter der erschöpfende Auskünfte über diese Modalitäten kostenlos eingeholt werden können**

Gemäß Art. 24 Abs. 1 SE-VO findet unter Berücksichtigung des grenzüberschreitenden Charakters der Verschmelzung das Recht des Mitgliedstaates, das jeweils für die sich verschmelzenden Gesellschaften gilt, zum Schutz der Interessen der Gläubiger der sich verschmelzenden Gesellschaften wie bei einer Verschmelzung von Aktiengesellschaften Anwendung.

Im deutschen Recht ist der Gläubigerschutz in § 22 Umwandlungsgesetz („UmwG") geregelt. Danach ist den Gläubigern der Q-Cells AG und der Q-Cells Österreich AG Sicherheit zu leisten, soweit sie nicht Befriedigung verlangen können, wenn sie binnen sechs Monaten nach dem Tag, an dem die Eintragung der SE und die Durchführung der Verschmelzung nach Art. 15 Abs. 2 SE-VO bzw. nach Art. 28 SE-VO offen gelegt worden sind, wobei im Falle des Auseinanderfallens der Tag der späteren Offenlegung für den Fristbeginn ausschlaggebend ist, ihren Anspruch nach Grund und Höhe schriftlich anmelden. Die Eintragung der Verschmelzung und die Eintragung der Gründung der SE wird im Registerportal (www.handelsregister.de) als dem von den Ländern bestimmten länderübergreifenden, zentralen elektronischen Informations- und Kommunikationssystem nach § 10 i.V.m. § 9 Abs. 1 S. 4 und 5 des Handelsgesetzbuches in der zeitlichen Folge ihrer Eintragung nach Tagen geordnet bekannt gemacht.

Dieses Recht steht den Gläubigern der Q-Cells AG und der Q-Cells Österreich AG jedoch nur zu, wenn sie glaubhaft machen, dass durch die Verschmelzung die Erfüllung ihrer Forderung gefährdet wird. Die Gläubiger sind

in der Bekanntmachung der jeweiligen Eintragung auf dieses Recht hinzuweisen. Gemäß § 22 Abs. 2 UmwG steht das Recht, Sicherheitsleistung zu verlangen, Gläubigern nicht zu, die im Falle der Insolvenz ein Recht auf vorzugsweise Befriedigung aus einer Deckungsmasse haben, die nach gesetzlicher Vorschrift zu ihrem Schutz errichtet und staatlich überwacht ist.

Für Anleihegläubiger der Q-Cells AG und der Q-Cells Österreich AG (insbesondere Gläubiger von Wandel-, Options- und Gewinnanleihen) sowie für Inhaber von mit Sonderrechten ausgestatteten Wertpapieren außer Aktien sind keine besonderen Maßnahmen vorgesehen. Für sie gelten die vorstehend beschriebenen Gläubigerschutzrechte.

Die speziellen Gläubigerschutzrechte nach §§ 8, 13 des Gesetzes zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (SE-Ausführungsgesetz – „SEAG") finden hier keine Anwendung, weil der künftige Sitz der Q-Cells SE aus deutscher Sicht im Inland sein wird.

Unter folgender Anschrift können kostenlos weitere Auskünfte über die Modalitäten der Ausübung der Rechte der Gläubiger der Q-Cells AG eingeholt werden:

Q-Cells AG
Herrn Martin Erdmann
Leiter Recht
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
Deutschland.

(d) **Hinweis auf die Modalitäten für die Ausübung der Rechte der Minderheitsaktionäre der Q-Cells AG gemäß Art. 24 Abs. 2 SE-VO sowie die Anschrift, unter der erschöpfende Auskünfte über diese Modalitäten kostenlos eingeholt werden können**

Gemäß Art. 24 Abs. 2 SE-VO kann jeder Mitgliedstaat in Bezug auf die sich verschmelzenden Gesellschaften, die seinem Recht unterliegen, Vorschriften erlassen, um einen angemessenen Schutz der Minderheitsaktionäre, die sich gegen die Verschmelzung ausgesprochen haben, zu gewährleisten. Aktionäre der Q-Cells AG können gegen den Beschluss der ordentlichen Hauptversammlung der Q-Cells AG vom 26. Juni 2008 Nichtigkeits- und Anfechtungsklage erheben.

Die Nichtigkeitsklage muss binnen eines Monats nach der Beschlussfassung erhoben werden (§ 14 Abs. 1 UmwG). Sie kann nur auf im Gesetz genannte Nichtigkeitsgründe gestützt werden (§ 241 Aktiengesetz – „AktG"). Ausschließlich zuständig ist das Landgericht Dessau-Roßlau, Deutschland, als das Landgericht, in dessen Bezirk die Q-Cells AG ihren Sitz hat.

Die Anfechtungsklage muss ebenfalls innerhalb eines Monats nach Beschlussfassung der Hauptversammlung der Q-Cells AG erhoben werden. Sie kann grundsätzlich auf jede Verletzung des Gesetzes oder der Satzung gestützt werden. Anfechtungsbefugt ist jeder in der Hauptversammlung erschienene Aktionär der Q-Cells AG, wenn er gegen den Beschluss Widerspruch zur Niederschrift erklärt hat. Nicht erschienene Aktionäre sind nur anfechtungsbefugt, wenn sie zu der Hauptversammlung zu Unrecht nicht zugelassen worden sind, die Versammlung nicht ordnungsgemäß einberufen, der Gegenstand der Beschlussfassung nicht ordnungsgemäß bekannt gemacht worden ist oder soweit die Anfechtungsklage auf § 243 Abs. 2 AktG (Erlangen von Sondervorteilen) gestützt ist. Ausschließlich zuständig ist auch für die Anfechtungsklage das Landgericht Dessau-Roßlau, Deutschland, als das Landgericht, in dessen Bezirk die Q-Cells AG ihren Sitz hat.

Wird der Hauptversammlungsbeschluss aufgrund Nichtigkeits- oder Anfechtungsklage durch rechtskräftiges Urteil für nichtig erklärt, wirkt das Urteil für und gegen alle Aktionäre sowie die Mitglieder des Vorstands und des Aufsichtsrats, auch wenn sie nicht Partei sind.

Eine Nichtigkeitserklärung des Beschlusses kommt nicht in Betracht, wenn die Verschmelzung und die gleichzeitige Gründung der Q-Cells SE zwischenzeitlich aufgrund eines Freigabeverfahrens nach § 16 Abs. 3 UmwG ins Handelsregister am Sitz der Q-Cells AG eingetragen und die Verschmelzung dadurch wirksam geworden ist. In diesem Fall wäre die Q-Cells SE nach § 16 Abs. 3 Satz 6 UmwG verpflichtet, dem Antragsgegner des Freigabeverfahrens den Schaden zu ersetzen, der ihm aus der auf dem Freigabebeschluss beruhenden Eintragung der Verschmelzung und gleichzeitigen Gründung der Q-Cells SE entstanden ist. Die Beseitigung der Wirkungen der

Eintragung der Verschmelzung und gleichzeitigen Gründung der Q-Cells SE im Handelsregister am Sitz der Q-Cells AG bzw. SE kann nicht als Schadensersatz verlangt werden.

Die Verfahrensbeendigung, gleich aus welchem Grund, ist von der Q-Cells AG unverzüglich in den Gesellschaftsblättern bekannt zu machen (§ 248 a Satz 1 AktG). Die Bekanntmachung der Verfahrensbeendigung hat nach §§ 248 a Satz 2, 149 Abs. 2 und 3 AktG deren Art, alle mit ihr im Zusammenhang stehenden Vereinbarungen, einschließlich Nebenabreden, im vollständigen Wortlaut sowie die Namen der Beteiligten zu enthalten. Etwaige Leistungen der Q-Cells AG und ihr zurechenbare Leistungen Dritter sind gesondert zu beschreiben und hervorzuheben. Die vollständige Bekanntmachung ist Wirksamkeitsvoraussetzung für alle Leistungspflichten. Die Wirksamkeit von verfahrensbeendigenden Prozesshandlungen bleibt hiervon unberührt. Trotz Unwirksamkeit bewirkte Leistungen können zurückgefordert werden. Die vorstehenden Regelungen gelten entsprechend für Vereinbarungen, die zur Vermeidung eines Prozesses geschlossen werden.

Aktionäre der Q-Cells AG haben im vorliegenden Fall dagegen kein Barabfindungsrecht. Zwar haben die Aktionäre der übertragenden Gesellschaft nach § 7 SEAG ein Barabfindungsrecht, sofern der Sitz der künftigen SE aus deutscher Sicht im Ausland ist. Da die Q-Cells AG aufnehmende Gesellschaft ist und der künftige Sitz der Q-Cells SE in Deutschland sein wird, findet § 7 SEAG jedoch keine Anwendung.

Unter folgender Anschrift können kostenlos erschöpfende Auskünfte über die Modalitäten der Ausübung der Rechte der Minderheitsaktionäre eingeholt werden:

Q-Cells AG
Herrn Martin Erdmann
Leiter Recht
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
Deutschland.

3. **Firma und Sitz der SE**

Die durch die Verschmelzung der Q-Cells Österreich AG auf die Q-Cells AG entstehende SE wird unter „Q-Cells SE“ firmieren und ihren Sitz in Bitterfeld-Wolfen, Deutschland, haben.

Anlage II b zum Verschmelzungsplan vom 06. Mai 2008:

Q-Cells Österreich AG

Bekanntmachung

Q-Cells Österreich AG mit Sitz in Wien soll auf die Q-Cells AG mit Sitz in Bitterfeld-Wolfen, Deutschland, im Weg einer Verschmelzung durch Aufnahme gemäß Art. 17 Abs. 2 lit. a) der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) ("SE-VO") verschmolzen werden. Gemäß Art. 21 SE-VO i.V.m. § 19 des Gesetzes über das Statut der Europäischen Gesellschaft ("SEG") und § 221 a Abs 1 AktG wird hiermit folgendes bekannt gemacht:

Die übertragende Gesellschaft ist die Q-Cells Österreich AG, eine Aktiengesellschaft österreichischen Rechts mit dem Sitz in Wien, eingetragen im Firmenbuch des Handelsgerichts Wien unter FN 305232 x. Dort sind auch die Urkunden gemäß Art. 3 Abs. 2 der Richtlinie 68/151/EWG hinterlegt.

Die übernehmende Gesellschaft ist die Q-Cells AG, eine Aktiengesellschaft deutschen Rechts mit dem Sitz in Bitterfeld-Wolfen, Deutschland, eingetragen im Handelsregister des Amtsgerichts Stendal unter HRB 16621. Dort sind auch die Urkunden gemäß Art. 3 Abs. 2 der Richtlinie 68/151/EWG hinterlegt.

Durch diese Verschmelzung erlischt die Q-Cells Österreich AG und nimmt die aufnehmende Q-Cells AG die Rechtsform einer SE an. Die dadurch gegründete SE wird die Firma "Q-Cells SE" führen und ihren Sitz in Bitterfeld-Wolfen, Deutschland, haben.

Der Verschmelzungsplan wurde nach Prüfung durch den Aufsichtsrat der übertragenden Gesellschaft beim Firmenbuch des Handelsgerichts Wien unter FN 305232 x eingereicht.

Auf Verlangen wird jedem Gläubiger der Q-Cells Österreich AG unverzüglich und kostenlos eine Abschrift der folgenden Unterlagen erteilt:

(i) Verschmelzungsplan;

(ii) Jahresabschlüsse und Lageberichte der Q-Cells AG für die letzten drei Geschäftsjahre;

(iii) geprüfte Schlussbilanz der Q-Cells Österreich AG zum 31. März 2008;

(iv) der Verschmelzungsbericht der Q-Cells Österreich AG; sowie

(v) der Bericht des Aufsichtsrats der Q-Cells Österreich AG.

Klarstellend wird festgehalten, dass weder bei der Q-Cells Österreich AG noch bei der Q-Cells AG eine Verschmelzungsprüfung durchgeführt wurde (Art. 31 Abs 1 SE-VO, § 232 Abs. 1 AktG) und bei der Q-Cells AG kein Verschmelzungsbericht des Vorstands erstellt wurde (§ 8 Abs. 3 Satz 1 zweite Alternative deutsches Umwandlungsgesetz - UmwG) und keine Prüfung durch den Aufsichtsrat stattfand. Weiters wird festgehalten, dass die Q-Cells AG zu 100 % an der Q-Cells Österreich AG beteiligt ist; daher entfällt ein Barabfindungsangebot und die Angaben über die Rechte der Minderheitsaktionäre gemäß Art. 21 lit. d) SE-VO und § 21 SEG (Barabfindung). Auf die Auflegung der Verschmelzungsunterlagen gemäß § 221 a Abs. 2 AktG am Sitz der übertragenden Gesellschaft und deren Zusendung hat die Alleinaktionärin, Q-Cells AG, verzichtet.

Die Q-Cells AG wird als Alleingesellschafterin der Q-Cells Österreich AG in der Hauptversammlung am 23.6.2008 über die Verschmelzung Beschluss fassen.

Den Gläubigern der Q-Cells Österreich AG ist, wenn sie sich spätestens binnen eines Monats nach dem Verschmelzungsbeschluss der Hauptversammlung der Q-Cells Österreich AG, das heißt bis zum 23.7.2008, schriftlich zu diesem Zweck melden, für bis dahin entstehende Forderungen Sicherheit zu leisten, soweit sie nicht Befriedigung verlangen können. Dieses Recht steht den Gläubigern jedoch nur zu, wenn sie glaubhaft machen, dass durch die Verschmelzung die Erfüllung ihrer Forderungen gefährdet wird. Die Bescheinigung gemäß Art. 25 Abs. 2 SE-VO darf überdies erst dann ausgestellt werden, wenn sichergestellt ist, dass den Inhabern von Schuldverschreibungen und Genussrechten gleichwertige Rechte gewährt werden.

Den Gläubigern der Q-Cells Österreich AG ist, wenn sie sich binnen sechs Monaten nach der Veröffentlichung der Eintragung der Durchführung der Verschmelzung bzw. Löschung der übertragenden Gesellschaft gemäß Art. 28 SE-VO i.V.m. § 24 Abs. 5 SEG zu diesem Zwecke melden, Sicherheit zu leisten, soweit sie nicht Befriedigung verlangen können. Dieses Recht steht den Gläubigern der Q-Cells Österreich AG jedoch nur zu, wenn sie glaubhaft machen, dass durch die Verschmelzung die Erfüllung ihrer Forderung gefährdet wird. Die Gläubiger sind in der Veröffentlichung der Eintragung auf dieses Recht hinzuweisen. Das Recht, Sicherheitsleistung zu verlangen, steht solchen Gläubigern nicht zu, die im Fall des Konkurses ein Recht auf vorzugsweise Befriedigung aus einer nach gesetzlicher Vorschrift zu ihrem Schutz errichteten und behördlich überwachten Deckungsmasse haben.

Unter folgender Anschrift können kostenlos weitere Auskünfte über die Modalitäten der Ausübung der Rechte der Gläubiger der Q-Cells Österreich AG eingeholt werden:

Q-Cells Österreich AG
Herrn Dr. Benedikt Spiegelfeld
Parkring 2
A-1010 Wien
Österreich
E-mail benedikt.spiegelfeld@chsh.at

Wien, im Mai 2008

Der Vorstand der Q-Cells Österreich AG

Anlage III zum Verschmelzungsplan vom 06. Mai 2008:

Vereinbarung
über die Beteiligung der Arbeitnehmer in der Q-Cells SE

zwischen der Q-Cells AG,

vertreten durch den Vorstand,

- nachfolgend **Q-Cells**

und nach Verschmelzung **Q-Cells SE** -

und

der Q-Cells Österreich AG,

vertreten durch den Vorstand,

- nachfolgend **Q-Cells Österreich** -

und dem Besonderen Verhandlungsgremium der Arbeitnehmer,

vertreten durch den Vorsitzenden Uwe Schmorl,
den Stellvertreter Christoph Gerhards,
den Stellvertreter Thomas Scheuner.

PRÄAMBEL

1. Q-Cells wird im Zuge der grenzüberschreitenden Verschmelzung mit der Q-Cells Österreich die Rechtsform einer Europäischen Gesellschaft (Societas Europea – SE) annehmen. Dadurch soll ein schnelleres und effizienteres Wachstum auf den wichtigsten zukünftigen Märkten gewährleistet werden.
2. Q-Cells ist der Überzeugung, dass der wirtschaftliche Erfolg des Unternehmens eng mit dem Engagement und der Zufriedenheit der Arbeitnehmer verbunden ist. Voraussetzung dafür ist ein intensiver Dialog zwischen der Unternehmensleitung und den Arbeitnehmerinnen und Arbeitnehmern.
3. Im Sinne dieser Überzeugung wird auf der Grundlage der Richtlinie des Rates der Europäischen Gemeinschaften zur Ergänzung des Statuts der Europäischen Gesellschaft hinsichtlich der Beteiligung der Arbeitnehmer (Richtlinie 2001/86/EG vom 8. Oktober 2001) und auf der Grundlage des SE-Beteiligungsgesetzes (" **SEBG** ") die nachfolgende Vereinbarung über die Mitbestimmung im SE-Aufsichtsrat und über die Bildung einer Arbeitnehmervertretung (Betriebsvertretungskreis) geschlossen.

§ 1 Definitionen

Arbeitnehmervertreter wie definiert in § 2 Abs. 2 dieser Vereinbarung.

Arbeitnehmer im Sinne dieser Vereinbarung sind alle Arbeitnehmer und Arbeitnehmerinnen der Q-Cells AG, später Q-Cells SE, und aller Unternehmen der Q-Cells Gruppe einschließlich der leitenden Angestellten, Teilzeitbeschäftigten und Auszubildenden, jedoch ohne Leiharbeitnehmer und Leiharbeitnehmerinnen.

BVK ist der Betriebsvertretungskreis gemäß § 7 Abs. 1 dieser Vereinbarung.

Tochtergesellschaften sind alle Tochtergesellschaften im Sinne des § 2 Abs. 3 SEBG mit Sitz in den Mitgliedsstaaten der EU und der Schweiz.

Q-Cells-Gruppe sind die Q-Cells SE und deren Tochtergesellschaften mit Sitz in den Mitgliedsstaaten der EU und der Schweiz; insoweit wird klargestellt, dass die Arbeitnehmer aller vorbezeichneten Unternehmen der Q-Cells-Gruppe vom BVK bzw. im Aufsichtsrat vertreten werden.

Wirksamwerden der SE-Gründung ist die Eintragung der Q-Cells SE im Handelsregister.

Teil I Mitbestimmung im Aufsichtsrat

§ 2 Geltungsbereich und Besetzung des Aufsichtsrats der Q-Cells SE

1. Die Q-Cells SE wird nach dem dualistischen System mit Vorstand und Aufsichtsrat organisiert sein. Dementsprechend soll den Arbeitnehmern ein Recht auf Mitbestimmung im Aufsichtsrat der Q-Cells SE eingeräumt werden.

2. Der Aufsichtsrat der Q-Cells SE besteht derzeit aus neun Mitgliedern. Jeweils zwei Drittel der Mitglieder (derzeit sechs) wählt die Hauptversammlung (" **Anteilseignervertreter** "). Jeweils ein Drittel der Mitglieder (derzeit drei) werden von den Arbeitnehmern nach Maßgabe der folgenden Vorschriften bestellt (" **Arbeitnehmervertreter** "). Diese können nur Arbeitnehmer im Sinne der Definition gemäß § 1 sein.

§ 3 Bestellung und Amtszeit der Mitglieder des ersten Aufsichtsrates

1. Zu Arbeitnehmervertretern im ersten Aufsichtsrat der Q-Cells SE werden bestellt:

   a) Uwe Schmorl, Leiter Produktion, Thalheim

   b) Constanze Schmidt, Mitarbeiterin Personalabteilung, Thalheim

   c) Hartmut Karcher, Mitarbeiter Produktion, Thalheim

2. Die in Abs. 1 genannten Arbeitnehmervertreter im ersten Aufsichtsrat werden durch diese Vereinbarung mit Wirkung zum Wirksamwerden der SE-Gründung bestellt. Ein besonderer Bestellungsakt durch Hauptversammlung oder Gericht ist nicht erforderlich.

3. Die Arbeitnehmervertreter des ersten Aufsichtsrats der Q-Cells SE sind bis zur Beendigung der Hauptversammlung, die über die Entlastung für das erste Geschäftsjahr der Q-Cells SE beschließt, längstens jedoch für drei Jahre, bestellt.

§ 4 Bestellung und Amtszeit der Mitglieder der folgenden Aufsichtsratsperioden

1. Die Arbeitnehmervertreter der folgenden Amtszeiten des Aufsichtsrates werden vom BVK mit einfacher Mehrheit der abgegebenen Stimmen gewählt. Enthaltungen gelten als nicht abgegebene Stimmen. Ein besonderer Bestellungsakt durch Hauptversammlung oder Gericht ist nicht erforderlich. Macht der BVK von seinem Bestellungsrecht nicht bis zur jeweils maßgeblichen Hauptversammlung Gebrauch, so werden die Arbeitnehmervertreter auf Veranlassung des Vorstandes von den Arbeitnehmern aus dem Kreise der Arbeitnehmer gewählt.

2. Die Amtszeit der Arbeitnehmervertreter der folgenden Amtsperioden entspricht der Amtszeit der Anteilseignervertreter, d.h., sie werden längstens bis zur Beendigung der ordentlichen Hauptversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet. Die Amtszeit beträgt jedoch höchstens sechs Jahre.

§ 5 Ausscheiden aus dem Aufsichtrat

1. Vor Ablauf seiner Amtszeit scheidet ein Arbeitnehmervertreter aus dem Aufsichtsrat aus,

   a) wenn er sein Amt niederlegt, oder

   b) wenn er nicht mehr als Arbeitnehmer der Q-Cells-Gruppe tätig ist, oder

   c) wenn er durch Beschluss des BVK mit einer Mehrheit von drei Vierteln der anwesenden Stimmen abgewählt wird, oder

   d) wenn die Wahl eines Arbeitnehmervertreters in den Aufsichtsrat vom BVK oder dem Vorstand der Q-Cells SE angefochten wird. Die Wahl eines Arbeitnehmervertreters in den Aufsichtsrat kann gerichtlich angefochten werden, wenn gegen wesentliche Vorschriften über das Wahlrecht, die Wählbarkeit oder das Wahlverfahren verstoßen worden und eine Berichtigung nicht erfolgt ist, es sei denn, dass durch den Verstoß das Wahlergebnis nicht geändert oder beeinflusst werden konnte. Die Klage muss innerhalb eines Monats nach der Wahl durch den BVK erhoben sein.

2. Scheidet ein Arbeitnehmervertreter vor Ablauf seiner Amtszeit aus, wird ein Nachfolger für die restliche Amtszeit des ausgeschiedenen Mitglieds benannt.

§ 6 Rechte der Arbeitnehmervertreter im Aufsichtsrat

1. Die Arbeitnehmervertreter im Aufsichtsrat der Q-Cells SE haben die gleichen Rechte und Pflichten wie die Anteilseignervertreter, sofern sich aus dieser Vereinbarung nichts anderes ergibt. Den Arbeitnehmervertretern obliegt insbesondere auch die aktienrechtliche Verpflichtung zur Vertraulichkeit.

2. Arbeitnehmervertreter dürfen auf Grund ihrer Tätigkeit als Arbeitnehmervertreter weder bevorzugt noch benachteiligt werden. Sie dürfen in der Ausübung ihrer Tätigkeit nicht gestört oder behindert werden.

3. Die Arbeitnehmervertreter sind von ihrer beruflichen Tätigkeit in der Q-Cells-Gruppe ohne Minderung des Arbeitsentgelts zu befreien, soweit dies zur ordnungsgemäßen Durchführung ihrer Aufgabe als Arbeitnehmervertreter im Aufsichtsrat erforderlich ist.

Teil II Betriebsvertretungskreis

§ 7 Betriebsvertretungskreis

Um die Beteiligungsrechte der Arbeitnehmer in der Q-Cells SE zu sichern, wird ein Betriebsvertretungskreis (" **BVK** ") errichtet. Der BVK ist eine Vertretung der Arbeitnehmer der Q-Cells-Gruppe.

§ 8 Mitgliedschaft

1. Mitglied des BVK kann nur sein, wer Arbeitnehmer der Q-Cells-Gruppe ist.

2. Die Mitgliederzahl des BVK richtet sich nach der Zahl der Arbeitnehmer zum Zeitpunkt der Aufstellung der Kandidatenliste. Er besteht bei in der Regel

   a) 5 bis 20 Arbeitnehmern der Q-Cells-Gruppe aus einer Person,

   b) 21 bis 50 Arbeitnehmern der Q-Cells-Gruppe aus 3 Mitgliedern,

   c) 51 bis 100 Arbeitnehmern der Q-Cells-Gruppe aus 5 Mitgliedern,

   d) 101 bis 200 Arbeitnehmern der Q-Cells-Gruppe aus 7 Mitgliedern,

   e) 201 bis 400 Arbeitnehmern der Q-Cells-Gruppe aus 9 Mitgliedern,

   f) 401 bis 700 Arbeitnehmern der Q-Cells-Gruppe aus 11 Mitgliedern,

   g) 701 bis 1.000 Arbeitnehmern der Q-Cells-Gruppe aus 13 Mitgliedern,

   h) 1.001 bis 1.500 Arbeitnehmern der Q-Cells-Gruppe aus 15 Mitgliedern,

   i) 1.501 bis 2.000 Arbeitnehmern der Q-Cells-Gruppe aus 17 Mitgliedern,

   j) 2.001 bis 2.500 Arbeitnehmern der Q-Cells-Gruppe aus 19 Mitgliedern,

   k) 2.501 bis 3.000 Arbeitnehmern der Q-Cells-Gruppe aus 21 Mitgliedern,

   l) 3.001 bis 3.500 Arbeitnehmern der Q-Cells-Gruppe aus 23 Mitgliedern,

   m) mehr als 3.500 Arbeitnehmern der Q-Cells-Gruppe aus 25 Mitgliedern.

3. Ersatzmitglieder werden nicht bestellt.

4. Jede Tochtergesellschaft der Q-Cells SE hat das Recht auf einen Sitz im BVK im Rahmen der Mitgliederzahl des Abs. 2, wenn in der Tochtergesellschaft mindestens 100 Arbeitnehmer beschäftigt sind. Die Einzelheiten regelt der BVK im Rahmen seiner Geschäftsordnung.

5. Der BVK kann sich selbst jederzeit durch ordnungsgemäßen Beschluss mit einer Mehrheit von mindestens drei Vierteln der anwesenden Mitglieder des BVK auflösen, sofern er hierbei beschlussfähig ist.

6. Sollte sich die Zahl der in den jeweiligen Unternehmen der Q-Cells-Gruppe beschäftigten Arbeitnehmer während der Amtszeit eines BVK wesentlich ändern (z.B. überproportional erhöhen oder sollten weitere Unternehmen zur Q-Cells-Gruppe hinzukommen), so kann der BVK die Zahl der Mitglieder im Rahmen der Regelungen der § 8 Abs. 2 anpassen. Für die Dauer bis zur nächsten BVK-Wahl können dabei bis zu maximal 5 über die in Nummer 2 festgelegte Mitgliederzahl hinausgehende BVK-Mitglieder (temporäre Überhangmandate) zusätzlich gewählt/be-

stellt werden. Der BVK trifft Regelungen zur Wahl/Bestellung der zusätzlichen Mitglieder, deren Amtszeit für die jeweils restliche Amtszeit des BVK gilt, im Rahmen seiner Geschäftsordnung.

§ 9 Wahl und Amtszeit der Mitglieder des ersten BVK

1. Die Mitglieder des ersten BVK ergeben sich aus Anlage 1 zu dieser Vereinbarung.
2. Die Amtszeit des ersten BVK beginnt mit Wirkung zum Wirksamwerden der SE-Gründung und beträgt 12 Monate. Die Amtszeit endet mit dem Tag der Konstituierung des neuen BVK.

§ 10 Amtszeit des folgenden BVK

1. Die Mitglieder der folgenden BVK werden alle vier Jahre durch alle Arbeitnehmer der Q-Cells-Gruppe durch geheime Wahl gewählt. Der BVK bestimmt im Einvernehmen mit dem Vorstand der Q-Cells SE den Termin für die Neuwahl.
2. Spätestens acht Wochen vor Ablauf der Amtszeit bestellt der BVK drei wahlberechtigte Arbeitnehmer der Q-Cells-Gruppe als Wahlvorstand und bestimmt einen dieser Arbeitnehmer als Vorsitzende oder Vorsitzenden. Die Wahlmodalitäten werden in der Geschäftsordnung des BVK geregelt.
3. Der Wahlvorstand hat spätestens vier Wochen vor der Wahl eine Kandidatenliste zu erstellen. Die Kandidatenliste muss mindestens doppelt so viele Kandidaten enthalten, wie Mitglieder in den BVK gewählt werden sollen. Jeder wählbare Arbeitnehmer kann sich durch schriftliche Mitteilung gegenüber dem Wahlvorstand zur Wahl stellen.
4. Aktiv und passiv wahlberechtigt sind alle Arbeitnehmer, die länger als sechs Monate in der Q-Cells-Gruppe beschäftigt sind. Die Wahl soll an drei aufeinander folgenden Werktagen am Geschäftssitz der Q-Cells SE stattfinden. Soweit Tochterunternehmen/Betriebe Ihren Geschäfts-/Betriebssitz nicht am Geschäftssitz der Q-Cells SE haben, findet die Wahl für die Arbeitnehmer dieser Tochterunternehmen/Betriebe an deren Geschäfts-/Betriebssitz statt. Die Wahl ist geheim und schriftlich und erfolgt per Stimmzettel. Jeder wahlberechtigte Arbeitnehmer hat eine Stimme. Die Stimmabgabe ist auch per Email zulässig.
5. Nach Durchführung der Wahl stellt der Wahlvorstand durch Auszählung der Stimmen fest, wer Mitglied des neuen BVK geworden ist. Es sind alle Arbeitnehmer, die sich zur Wahl gestellt haben, mit den auf sie entfallenen Stimmen in der Reihenfolge der Anzahl der erhaltenen Stimmen durch Aushang und im Intranet bekanntzugeben. Der neue BVK besteht aus den jeweils mehrheitlich gewählten Arbeitnehmern. Die Einzelheiten regelt der BVK in seiner Geschäftsordnung.
6. Der Wahlvorstand bestimmt auch einen Termin für die konstituierende Sitzung des neuen BVK.
7. Die Amtszeit des BVK beträgt vier Jahre und beginnt mit dem Tag der Konstituierung des BVK, für den das Mandat besteht. Die Amtszeit endet mit dem Tag der Konstituierung des neuen BVK.
8. Wiederbestellung oder Wiederwahl sind zulässig.

§ 11 Vorzeitige Beendigung der Amtszeit eines Mitglieds des BVK

Das Amt eines Mitglieds des BVK endet vorzeitig unbeschadet weiterer in dieser Vereinbarung vorgesehenen Fälle,

a) durch Niederlegung des Amtes,

b) durch Beendigung des Arbeitsverhältnisses in der Q-Cells-Gruppe, wenn kein neues Arbeitsverhältnis in der Q-Cells-Gruppe begründet wird,

c) mit dem Ausscheiden des Unternehmens, in dem das Mitglied beschäftigt ist, aus der Q-Cells-Gruppe,

d) durch Ausschluss gemäß § 12 dieser Vereinbarung.

§ 12 Ausschluss von Mitgliedern des BVK

1. Ein Mitglied des BVK kann ausgeschlossen werden, wenn es die ihm obliegenden Pflichten, insbesondere nach dieser Vereinbarung, in erheblicher Weise verletzt hat. Eine solche Pflichtverletzung liegt auch vor, wenn ein Mitglied des BVK mindestens dreimal unentschuldigt an den Sitzungen des BVK nicht teilgenommen hat.

2. Der Ausschluss erfolgt durch Beschluss des BVK mit einer Mehrheit von zwei Dritteln der anwesenden Mitglieder. Das betroffene Mitglied ist nicht stimmberechtigt.

3. Im Falle des Ausschlusses eines Mitgliedes aus dem BVK gemäß Abs. 1 ist der BVK berechtigt, über die sofortige Aufhebung des Kündigungsschutzes gemäß § 23 dieser Vereinbarung zu beschließen. Ein solcher Beschluss ist mit einer Mehrheit von zwei Dritteln der anwesenden Stimmen zu fassen. Die Aufhebung des Kündigungsschutzes soll nur in besonders schweren Fällen, z.B. strafbaren Handlungen gegenüber den Unternehmen der Q-Cells-Gruppe, erfolgen.

§ 13 Geschäftsführung des BVK

1. Der Wahlvorstand lädt unverzüglich nach Feststellung des Wahlergebnisses zur konstituierenden Sitzung des BVK ein. Im Falle des ersten BVK gemäß § 9 Abs. 1 lädt der Vorstand der SE unverzüglich nach Inkrafttreten dieser Vereinbarung zur konstituierenden Sitzung ein. Der BVK wählt aus seiner Mitte einen Vorsitzenden und zwei Stellvertreter.

2. Der Vorsitzende oder im Falle seiner Verhinderung sein Stellvertreter vertritt den BVK im Rahmen der von ihm gefassten Beschlüsse. Zur Entgegennahme von Erklärungen, die dem BVK gegenüber abzugeben sind, ist der Vorsitzende oder im Falle seiner Verhinderung die Stellvertreter berechtigt.

§ 14 Sitzungen und Beschlussfassung des BVK

1. Der BVK gibt sich eine schriftliche Geschäftsordnung, die er mit der Mehrheit seiner Mitglieder beschließt. In der Geschäftsordnung kann insbesondere die Errichtung von Ausschüssen vorgesehen werden.

2. Die Mitglieder des BVK sind verpflichtet, an den Sitzungen des BVK teilzunehmen. Ist ein Mitglied des BVK ausnahmsweise an der Teilnahme einer Sitzung verhindert, muss er die Teilnahme vor Beginn der Sitzung schriftlich gegenüber dem Vorsitzenden oder seinem Stellvertreter mit Angabe einer Begründung absagen.

3. Die Beschlussfähigkeit des BVK ist gegeben, wenn mindestens die Hälfte seiner Mitglieder anwesend ist. Die Beschlüsse des BVK werden – soweit in dieser Vereinbarung nichts anderes bestimmt ist – mit der Mehrheit der anwesenden Mitglieder gefasst. Enthaltungen gelten als nicht abgegebene Stimmen.

4. Ein Mitglied des BVK ist im Rahmen einer ihn betreffenden Angelegenheit von jeglicher Mitwirkung ausgeschlossen. Ihm ist vor der Entscheidung des BVK jedoch Gelegenheit zur Stellungnahme zu geben. Ist ein Mitglied des BVK in einer Angelegenheit zugleich auch als direkte Führungskraft betroffen, so darf es bei einer diesbezüglichen Tätigkeit des BVK ebenfalls in keiner Weise mitwirken.

§ 15 Unterrichtung und Anhörung in regelmäßigen Sitzungen

1. Der Vorstand der Q-Cells SE hat die Pflicht, den BVK mindestens einmal im Quartal in einer gemeinsamen Sitzung über die Geschäftslage und die Perspektiven der Q-Cells-Gruppe zu unterrichten und ihn anzuhören.

2. Der Vorstand der Q-Cells SE informiert den BVK über Ort und Tag der Sitzung.

3. Der Vorstand der Q-Cells SE hat die Pflicht, den BVK im Falle geplanter Kündigungen von Arbeitnehmern der Q-Cells SE aufgrund von betrieblichen oder organisatorischen Änderungen, die mehr als einen Arbeitnehmer betreffen, vor Ausspruch der Kündigung zu unterrichten und anzuhören. Dies gilt nicht im Falle von Kündigungen in der Probezeit oder bei der Kündigung von leitenden Angestellten. In diesen Fällen wird der BVK baldmöglich informiert. Gesonderte Vereinbarungen betreffend Mitglieder des BVK bleiben hiervon unberührt.

4. Der Vorstand der Q-Cells SE hat außerdem in folgenden Fällen betreffend die Q-Cells SE grundsätzlich die Pflicht, den BVK zu unterrichten und anzuhören, wenn ein betroffener Arbeitnehmer der Q-Cells-Gruppe den BVK insoweit um Unterstützung bittet:

   a) Abschluss von arbeitsrechtlichen Änderungsverträgen bzw. Aufhebungsverträgen,

b) Versetzungen.

5. Der Vorstand der Q-Cells SE hat außerdem in allen folgenden Fällen betreffend die Q-Cells SE die Pflicht, den BVK rechtzeitig zu unterrichten und anzuhören:

a) Allgemeine Grundsätze der Neugestaltung von Arbeitsplätzen oder der Arbeitsumgebung,

b) Kollektive Maßnahmen betreffend Mitarbeitervergütung,

c) Gestaltung von Mitarbeiterprogrammen (Systematik + Prozess der Erarbeitung und Umsetzung),

d) Allgemeine Grundsätze der Mitarbeiterentwicklung,

e) Grundsätzliche Fragen der Konzernstrategie, soweit die Interessen der Arbeitnehmer wesentlich berührt sind, insbesondere Outsourcing, Umstrukturierungen etc.,

f) Kurzarbeit,

g) Kauf und Verkauf von Tochtergesellschaften, soweit die Interessen der Arbeitnehmer wesentlich berührt sind,

h) Eine beabsichtigte Einstellung sowie die tatsächliche Stellenbesetzung eines leitenden Angestellten.

6. Ist in Ausnahmefällen die Q-Cells SE in den vorgenannten Fällen aufgrund gesetzlicher und/oder börsenrechtlicher Bestimmungen gezwungen, eine Vorabveröffentlichung vorzunehmen, wird der BVK unverzüglich anschließend über den Sachverhalt und den Veröffentlichungsinhalt informiert.

§ 16 Unterrichtung und Anhörung bei außergewöhnlichen Umständen

1. Bei Auftreten außergewöhnlicher Umstände mit erheblichen Auswirkungen auf die Interessen der Arbeitnehmer in der Q-Cells-Gruppe hat der Vorstand der Q-Cells SE den BVK rechtzeitig und umfassend darüber zu informieren. Die Unterrichtung und Anhörung soll so rechtzeitig erfolgen, dass der Vorstand der Q-Cells SE die Sichtweise des BVK bei der Entscheidungsfindung berücksichtigen kann. Ist in Ausnahmefällen die Q-Cells SE in den vorgenannten Fällen aufgrund gesetzlicher und/oder börsenrechtlicher Bestimmungen gezwungen, eine Vorabveröffentlichung vorzunehmen, wird der BVK unverzüglich anschließend über den Sachverhalt und den Veröffentlichungsinhalt informiert. Als außergewöhnliche Umstände gelten insbesondere

a) die Verlegung oder Verlagerung von Unternehmen, Betrieben oder wesentlichen Betriebsteilen im Bereich der Q-Cells-Gruppe,

b) die Stilllegung von Unternehmen, Betrieben oder wesentlichen Betriebsteilen im Bereich der Q-Cells-Gruppe.

2. Der BVK hat das Recht, auf Antrag mit dem Vorstand der Q-Cells SE zusammenzutreffen, um zu den außergewöhnlichen Umständen gehört zu werden.

§ 17 Mitbestimmungsrechte des BVK

1. Die folgenden Angelegenheiten der Q-Cells SE dürfen nur mit Zustimmung des BVK durchgeführt werden:

a) Änderung der Betriebsordnung, es sei denn, es geht um die Ausübung des Hausrechts,

b) Änderung der Grundsätze des bestehenden Schichtsystems oder der grundsätzlichen Arbeitszeitkonzeption einschließlich der Arbeitszeitkonten,

c) beim Outsourcing von Abteilungen bzw. Auflösen von Abteilungen, die Gestaltung der konkreten Umsetzungsprozesse unter Berücksichtigung der sozialen Folgen,

d) Einführung und Anwendung von technischen Einrichtungen, die dazu bestimmt sind, das Verhalten oder die Leistung der Arbeitnehmer zu überwachen.

e) Änderung des Produktionsbonussystems einschließlich der Festlegung der dortigen Zielkriterien und -parameter und der monatlichen Zielvereinbarung, bezüglich der vom Mitarbeiter nicht beeinflussbaren Faktoren, nicht jedoch der konkrete Prozentsatz des jeweiligen variablen Entgelts (Monatsbonus),

f) Maßnahmen zur Vermeidung von Mobbing,

g) Maßnahmen des Arbeits- und betrieblichen Gesundheitsschutzes, es sei denn, es handelt sich um gesetzliche Pflichten der Q-Cells SE,

h) Aufstellung von Urlaubsgrundsätzen,

i) Firmenkultur z. B. die Formulierung von Unternehmensleitsätzen,

j) Betriebsfeiern hinsichtlich Anzahl, Ort und zeitlicher Lage,

k) Gestaltung von Zielvereinbarungen (Systematik + Prozess der Erarbeitung und Umsetzung),

l) Beschäftigung von Leiharbeitnehmern in der Produktion, sofern diese 20 % dauerhaft übersteigt.

2. Der Vorstand der Q-Cells SE hat den BVK in den in Abs. 1 genannten Fällen unverzüglich schriftlich bzw. per Email unter Vorlage der wesentlichen und notwendigen Unterlagen zu unterrichten. Die Zustimmung des BVK oder der Ausschüsse gilt als erteilt, wenn der BVK nicht innerhalb von zwei Wochen ab Unterrichtung der geplanten Maßnahme schriftlich bzw. per Email widerspricht. Widerspruchsgründe sind nur:

- Verstöße gegen Gesetze, Verordnungen, Gerichtsentscheide, Ethik und Moral,
- Verstöße gegen firmeninterne Vereinbarungen, Regeln und Regularien,
- Verstoß gegen Unternehmensgrundsätze,
- Ungerechtfertigte Bevorzugung oder Benachteiligung einzelner Mitarbeiter bzw. Mitarbeitergruppen,
- Verletzung von Umweltauflagen,
- Gefährdung des Betriebsfriedens.

§ 18 Anwendungsgrundsätze

1. Angelegenheiten, die nur ein Unternehmen der Q-Cells-Gruppe betreffen, werden zwischen dem BVK und der Geschäftsführung bzw. dem Vorstand dieses betreffenden Unternehmens abgewickelt.

2. Der Vorstand der Q-Cells SE wird im Rahmen seiner gesellschaftsrechtlichen Kompetenz dafür Sorge tragen, dass die Organe der Tochtergesellschaften der Q-Cells-Gruppe die Anwendung dieser Vereinbarung ermöglichen und die Zusammenarbeit mit dem BVK fördern.

§ 19 Schlichtungsverfahren

1. Kommt zwischen der Leitung der Q-Cells SE und dem BVK in mitbestimmungspflichtigen Angelegenheiten gemäß § 17 innerhalb eines Monats ab Unterrichtung des BVK keine Einigung zustande, sind beide Parteien berechtigt, ein Schlichtungsverfahren einzuleiten.

2. Die Schlichterin oder der Schlichter ("Schlichter") steht den Parteien beratend zur Verfügung und versucht, eine Einigung herbeizuführen. Gelingt dies nicht innerhalb eines Monats, hat der Schlichter eine für beide Seiten verbindliche Regelung zu treffen. Die Regelung ist nicht anfechtbar.

3. Der Schlichter muss die Qualifikation zum Richteramt besitzen und auf dem Gebiet des Arbeits- oder Sozialrechts fachlich ausgewiesen sein. Beide Parteien können Einvernehmen darüber erzielen, dass ein ständiger Schlichter auf unbestimmte Zeit oder einen bestimmten Zeitraum bestellt wird. Einigen sich die Parteien nicht auf einen ständigen Schlichter, wird der Schlichter in jedem Einzelfall auf Antrag des Vorstandes der Q-Cells SE oder des BVK durch den Präsidenten der Industrie- und Handelskammer in Berlin benannt.

§ 20 Information der Arbeitnehmer durch den BVK

Vorbehaltlich der dem BVK gemäß § 25 dieser Vereinbarung obliegenden Geheimhaltungspflicht informiert der BVK die betroffenen Arbeitnehmer der Q-Cells-Gruppe über die Ergebnisse der Unterrichtungs- und Anhörungsverfahren soweit nicht Datenschutzbestimmungen (insbesondere bei personenbezogenen Daten einzelner Arbeitnehmer) entgegen stehen.

§ 21 Arbeitsbedingungen des BVK

1. Die Mitglieder des BVK sind von ihrer beruflichen Tätigkeit ohne Minderung des Arbeitsentgelts zu befreien, soweit dies zur ordnungsgemäßen Durchführung ihrer Aufgaben einschließlich etwaiger Weiterbildungsmaßnahmen erforderlich ist.

2. Die Mitglieder des BVK sind zum Besuch erforderlicher Weiter- und Fortbildungsveranstaltungen aufgrund eines ordnungsgemäßen Beschlusses des BVK im Rahmen des ihm nach § 21 Abs. 2 dieser Vereinbarung zustehenden Budgets berechtigt und verpflichtet.

§ 22 Bereitzustellende Mittel

1. Die durch die Tätigkeit des BVK entstehenden Kosten trägt die Q-Cells SE. Die Q-Cells SE muss dem BVK eine angemessene Büroausstattung am Standort der Leitung der Q-Cells SE stellen. Dazu gehört auch der Zugang zu einer angemessenen Kommunikations-Infrastruktur (Telefon, Fax, Email, Internet und Intranet). Der BVK stellt sicher, dass die ihm zur Verfügung gestellten Kommunikationsmittel nicht zweckwidrig genutzt werden.

2. Die Kosten für den BVK werden auf Euro 15.000,- € p. a. budgetiert. Mit diesem Budget sind sämtliche Kosten, insbesondere entstehende Reise- und Dolmetscherkosten, laufende Kosten des Büros sowie die Kosten für die im Zusammenhang mit einer sachgerechten Interessenvertretung erforderliche Literatur und Weiterbildung und Übersetzung enthalten.

3. Ist für den BVK absehbar, dass das gemäß Abs. 2 festgelegte Budget nicht mehr ausreicht, um die Kosten des BVK zu decken, verhandeln der Vorstand der Q-Cells SE und der BVK über eine erforderliche Anpassung des jährlichen Budgets.

4. Die Erhebung und Leistung von Beiträgen der Arbeitnehmer für die Zwecke des BVK ist unzulässig.

§ 23 Benachteiligungsverbot der Mitglieder des BVK

Niemand darf

a) die Errichtung des BVK behindern oder durch Zufügung oder Androhung von Nachteilen oder durch Gewährung oder Versprechen von Vorteilen beeinflussen,

b) die Tätigkeit des BVK behindern oder stören oder

c) ein Mitglied des BVK wegen seiner Tätigkeit benachteiligen oder begünstigen.

§ 24 Kündigungsschutz

1. Die ordentliche Beendigungskündigung eines Mitglieds des BVK ist für die Dauer seiner Amtszeit sowie innerhalb eines Jahres nach Beendigung der Amtszeit außer in den Fällen des § 15 Abs. 4 und 5 des Kündigungsschutzgesetzes ausgeschlossen.

2. Ordentliche Änderungskündigungen sind zulässig, wenn sie gegenüber allen oder einer größeren Gruppe von Arbeitnehmern erklärt werden und das betroffene Mitglied des BVK dieser Gruppe angehört. Das gleiche gilt für Versetzungen von Mitgliedern des BVK gegen ihren Willen.

3. Eine außerordentliche Kündigung ist auch während der Dauer der Mitgliedschaft im BVK zulässig.

4. Beabsichtigte Kündigungen von Mitgliedern des BVK sind dem BVK vorab mit einer angemessenen Frist anzuzeigen. In den Fällen, in denen die Wirksamkeit der Maßnahme an verkürzte Fristen gebunden ist, kann hiervon abgewichen werden.

§ 25 Geheimhaltung

1. Die Mitglieder des BVK sind unabhängig von ihrem Aufenthaltsort verpflichtet, alle vertraulich mitgeteilten Informationen, Betriebs- oder Geschäftsgeheimnisse, die ihnen wegen ihrer Zugehörigkeit zum BVK bekannt geworden sind, nicht zu offenbaren und nicht zu verwerten. Dies gilt auch nach dem Ausscheiden aus dem BVK.

2. Die Pflicht zur Vertraulichkeit nach Absatz 1 gilt entsprechend für die Mitglieder und Ersatzmitglieder des Besonderen Verhandlungsgremiums sowie für Dritte, die an Sitzungen des BVK teilnehmen dürfen.

Teil III Schlussbestimmungen

§ 26 Geltungsbereich

1. Diese Vereinbarung gilt für alle Arbeitnehmer der Q-Cells-Gruppe (gemäß Definition in § 1).
2. Informationspflichten des Vorstandes der Q-Cells SE nach dieser Vereinbarung bestehen nur, wenn das Bekanntwerden der Informationen bei Zugrundelegung objektiver Kriterien den Geschäftsbetrieb der Q-Cells SE oder ihrer Tochtergesellschaften und Betriebe nicht erheblich beeinträchtigen oder ihnen schaden würde.

§ 27 Beendigung der Vereinbarung

1. Diese Vereinbarung wird auf unbestimmte Zeit geschlossen und kann nur außerordentlich aus wichtigem Grund gekündigt werden. Eine außerordentliche Kündigung aus wichtigem Grund kann insbesondere erfolgen, wenn ein Fall des § 18 Abs. 3 SEBG vorliegt.
2. Im Falle einer Kündigung sind unverzüglich Neuverhandlungen einzuleiten. Parteien von Neuverhandlungen sind der Vorstand der Q-Cells SE und der BVK.
3. Die Rechte des BVK nach §§ 15 Abs. 3 bis 5, 16 und 17 dieser Vereinbarung erlöschen automatisch in den Betrieben/Unternehmen der Q-Cells SE bzw. Q-Cells-Gruppe, in denen eine Arbeitnehmervertretung nach den nationalen Gesetzen der Unternehmensmitbestimmung errichtet wird. Im Übrigen bleibt die Vereinbarung bestehen.

§ 28 Inkrafttreten

Diese Vereinbarung tritt mit dem Wirksamwerden der SE-Gründung in Kraft.

§ 29 Deutsches Recht, Sprache, Gerichtsstand

1. Auf die Vereinbarung findet deutsches Recht Anwendung.
2. Die Q-Cells SE sorgt für die Übersetzung der Vereinbarung in die Sprachen der von ihr umfassten Tochtergesellschaften und Betriebe der Q-Cells-Gruppe.
3. Sofern es zu Streitigkeiten über die Auslegung dieser Vereinbarung kommen sollte, ist die deutsche Sprachfassung als maßgebend zu betrachten; sofern für die Klärung Übersetzungen nötig sind, werden diese auf Kosten der Q-Cells SE ausgefertigt.
4. Gerichtsstand ist Bitterfeld-Wolfen.

§ 30 Salvatorische Klausel

Sollten einzelne Bestimmungen dieser Vereinbarung unwirksam sein oder unwirksam werden, bleibt die Vereinbarung im Übrigen wirksam. Die rechtsunwirksamen Bestimmungen werden in diesem Falle – soweit vorhanden – durch die gesetzlichen Bestimmungen und in Ermangelung gesetzlicher Bestimmungen durch ergänzende Vereinbarung zwischen dem Vorstand der Q-Cells SE und dem BVK ersetzt.

Anlage 1

Mitglieder des ersten BVK

Name	Vorname	Position
Konieczny	Andreas	Schichtleiter
Schumann	Bianca	Teamleiterin Lager
Pohl-Hampel	Britta	Abteilungsleiterin
Schröder	Carsten	Produktionsmitarbeiter

Schmidt	Constanze	Mitarbeiterin HR
Sedello	Cornelia	Prozesstechnologin
Malsch	Danny	- calyxo -
Lingner	Frank	Schichtleiter
Hertwig	Ivo	Prozessverantwortlicher
Bothe	Kerstin	Schichtleiterin
Springsguth	Lothar	Prüfmittelbeauftragter
Brünning	Peter	Schichtleiter
Bruder	Ralf	Schichtleiter
Hammerschmidt	Roland	Schichtleiter
Bölke	Sven	Schichtleiter
Goldau	Sylvana	Mitarbeiterin QM
Patzlaff	Toralf	Mitarbeiter Technologie
Jontza	Uwe	Schichtleiter
Schmorl	Uwe	Leiter Produktion

* * *

Folgende Unterlagen liegen vom Tag der Einberufung der Hauptversammlung in den Geschäftsräumen der Gesellschaft, OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, und in der Hauptversammlung zur Einsichtnahme durch die Aktionäre aus. Auf Verlangen werden die genannten Unterlagen jedem Aktionär unverzüglich und kostenlos übersandt:

- Der Verschmelzungsplan zwischen der Q#Cells Aktiengesellschaft und der Q-Cells Österreich AG, Wien, Österreich, vom 06. Mai 2008,
- die Jahresabschlüsse und die Lageberichte der Q-Cells Aktiengesellschaft für die Geschäftsjahre 2005, 2006 und 2007,
- die Konzernabschlüsse und die Konzernlageberichte des Q-Cells Konzerns für die Geschäftsjahre 2005, 2006 und 2007.

TOP 7

Beschlussfassung über die Aufhebung der bestehenden Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen, über eine neue Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 5 Mrd. Euro, über eine Ermächtigung zum Ausschluss des Bezugsrechts, über die Umbenennung, Bestätigung und Neufassung des Bedingten Kapitals III sowie korrespondierende Satzungsänderung

Die Hauptversammlung vom 14. Juni 2007 hatte den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Mai 2012 Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 3 Mrd. Euro auszugeben. Diese Ermächtigung soll auf einen Gesamtnennbetrag von bis zu 5 Mrd. Euro erweitert und neu gefasst werden. Die dem Vorstand der Q-Cells Aktiengesellschaft erteilte Ermächtigung gilt nach Wirksamwerden des Formwechsels auch für die Q-Cells SE fort.

Vorstand und Aufsichtsrat schlagen daher vor, folgende Beschlüsse zu fassen:

I. Aufhebung

Der von der Hauptversammlung vom 14. Juni 2007 zu TOP 8 Ziff. II. gefasste Beschluss über die Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 3 Mrd. Euro wird aufgehoben.

II. Neue Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen

1. Ermächtigungszeitraum, Nennbetrag, Aktienzahl, Laufzeit, Verzinsung

Der Vorstand der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 31. Mai 2013 einmalig oder mehrmals verzinsliche und auf den Inhaber und/oder auf den Namen lautende Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 5 Mrd. Euro mit oder ohne Laufzeitbegrenzung zu

begeben und den Inhabern der jeweiligen, unter sich gleichberechtigten Teilschuldverschreibungen Optionsrechte bzw. Wandlungsrechte auf auf den Inhaber lautende nennwertlose Stammaktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von insgesamt bis zu 36.247.465,00 Euro nach näherer Maßgabe der Bedingungen der Options- bzw. Wandelanleihen zu gewähren.

Nach einer etwaigen Umstellung der Aktien der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE auf Namensaktien können diese bezogen werden. Erhöht sich bei einer Kapitalerhöhung aus Gesellschaftsmitteln die Anzahl der Stückaktien der Gesellschaft, so erhöht sich auch die Anzahl der Stückaktien der Gesellschaft, die den Inhabern von Optionsanleihen bzw. den Inhabern von Wandelanleihen bei Ausübung ihrer Optionsrechte bzw. Wandlungsrechte zu gewähren sind, in demselben Verhältnis wie das Grundkapital. Wird eine Kapitalerhöhung aus Gesellschaftsmitteln durchgeführt, ohne dass sich die Anzahl der Stückaktien der Gesellschaft erhöht, erhöht sich der anteilige Betrag des Grundkapitals, der auf die Stückaktien entfällt, die den Inhabern von Optionsanleihen bzw. den Inhabern von Wandelanleihen bei Ausübung ihrer Optionsrechte bzw. Wandlungsrechte zu gewähren sind, in demselben Verhältnis wie das Grundkapital.

Die Options- und/oder Wandelanleihen können auch mit einer variablen Verzinsung ausgestattet werden, wobei die Verzinsung auch wie bei einer Gewinnschuldverschreibung vollständig oder teilweise von der Höhe der Dividende der Gesellschaft abhängig sein kann.

2. Währung, Ausgabe durch Mehrheitsbeteiligungsgesellschaften

Die Options- und/oder Wandelanleihen können außer in Euro auch – unter Begrenzung auf den entsprechenden Euro-Gegenwert – in der gesetzlichen Währung eines OECD-Landes begeben werden. Sie können auch durch Gesellschaften begeben werden, an denen die Q#Cells Aktiengesellschaft bzw. Q-Cells SE unmittelbar oder mittelbar mit Mehrheit der Stimmen und des Kapitals beteiligt ist („ **Mehrheitsbeteiligungsgesellschaften** "); in diesem Fall wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Q-Cells Aktiengesellschaft bzw. die Q-Cells SE die Garantie für die Options- und/oder Wandelanleihen zu übernehmen und den Inhabern solcher Options- und/oder Wandelanleihen Options- bzw. Wandlungsrechte auf Aktien der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE zu gewähren bzw. zu garantieren.

3. Options- und Wandlungsrecht

Im Falle der Ausgabe von Optionsanleihen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der Optionsbedingungen zum Bezug von Aktien der Q-Cells Aktiengesellschaft bzw. Q-Cells SE berechtigen. Die Optionsbedingungen können vorsehen, dass der Optionspreis ganz oder teilweise auch durch Übertragung von Teilschuldverschreibungen erfüllt werden kann. Das Bezugsverhältnis ergibt sich aus der Division des Nennbetrages einer Teilschuldverschreibung durch den festgesetzten Optionspreis für eine Aktie der Gesellschaft. Daraus resultierende rechnerische Bruchteile von Aktien werden in Geld ausgeglichen. Der in einen Nennwert umgerechnete Anteil am Grundkapital der bei Optionsausübung je Teilschuldverschreibung auszugebenden Aktien darf den Nennbetrag oder den unter dem Nennbetrag liegenden Ausgabebetrag der einzelnen Teilschuldverschreibung nicht übersteigen.

Im Falle der Ausgabe von Wandelanleihen erhalten deren Inhaber das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der Wandelanleihebedingungen in Aktien der Gesellschaft umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft. Daraus resultierende rechnerische Bruchteile von Aktien werden in Geld ausgeglichen. Der in einen Nennwert umgerechnete Anteil am Grundkapital der bei Wandlung je Teilschuldverschreibung auszugebenden Aktien darf den Nennbetrag oder den unter dem Nennbetrag liegenden Ausgabebetrag der einzelnen Teilschuldverschreibung nicht übersteigen.

4. Options- und Wandlungspflicht

Die Bedingungen der Options- und/oder Wandelanleihen können (i) auch eine Options- bzw. Wandlungspflicht zum Ende der Laufzeit oder zu einem anderen Zeitpunkt, dies umfasst auch eine Fälligkeit wegen Kündigung, (jeweils auch " **Endfälligkeit** ") begründen oder (ii) das Recht der Gesellschaft vorsehen, bei Endfälligkeit den Gläubigern der Options- und/oder Wandelanleihen ganz oder teilweise an Stelle der Zahlung des fälligen Geldbetrages Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft zu gewähren. Dabei errechnet sich der Options- bzw. Wandlungspreis in den Fällen von (i) nach Ziff. 6. lit. b) und in den Fällen von (ii) nach Ziff. 6. lit d). Der in einen Nennwert umgerechnete Anteil am Grundkapital der je Teilschuldverschreibung bei Erfüllung der Options- bzw. Wandlungs-

pflicht oder bei Optionsausübung bzw. Wandlung auszugebenden Aktien darf auch in diesen Fällen den Nennbetrag oder den unter dem Nennbetrag liegenden Ausgabebetrag der einzelnen Teilschuldverschreibung nicht übersteigen.

5. Gewährung neuer oder bestehender Aktien; Geldzahlung

Die Gesellschaft kann im Fall der Wandlung oder Optionsausübung bzw. bei der Erfüllung der Options- bzw. Wandlungspflichten nach ihrer Wahl entweder neue Aktien aus bedingtem Kapital oder aus genehmigtem Kapital oder bereits bestehende Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft gewähren. Die Bedingungen der Options- und/oder Wandelanleihen können auch das Recht der Gesellschaft vorsehen, im Fall der Optionsausübung oder Wandlung bzw. bei Erfüllung der Options- bzw. Wandlungspflichten nicht Aktien der Gesellschaft zu gewähren, sondern den Gegenwert in Geld zu zahlen, der nach näherer Maßgabe der Anleihebedingungen dem Durchschnitt der Schlussauktionspreise der Aktie der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE im Xetra-Handel der Deutsche Börse AG oder einem an die Stelle des Xetra-Systems getretenen Nachfolgesystem während der ein bis zehn Börsentage vor oder nach Erklärung der Optionsausübung bzw. Wandlung oder, im Falle von Options- oder Wandlungspflichten, vor oder nach dem Tag der Endfälligkeit entspricht.

6. Options-/Wandlungspreis

Der Options- oder Wandlungspreis für eine Aktie wird in Euro festgelegt und errechnet sich wie folgt:

a) Für den Fall der Begebung von Options- bzw. Wandelanleihen, die ein Options- bzw. Wandlungsrecht gewähren, aber keine Options- bzw. Wandlungspflicht bestimmen, beträgt der Options- oder Wandlungspreis für eine Aktie 135 % des Kurses im Referenzzeitraum.

b) Für den Fall einer Options- bzw. Wandelanleihe mit Options- oder Wandlungspflicht gemäß Ziff. 4. (i) beträgt der Options- oder Wandlungspreis für eine Aktie 120 % des Kurses im Referenzzeitraum für den Fall der Ausübung des Options- bzw. Wandlungsrechts durch den Inhaber und ist im Fall der Pflichtwandlung bei Endfälligkeit:

(aa) der Kurs im Referenzzeitraum, wenn der Kurs bei Endfälligkeit niedriger ist als der Kurs im Referenzzeitraum oder diesem entspricht,

(bb) 120 % des Kurses im Referenzzeitraum, wenn der Kurs bei Endfälligkeit 120 % des Kurses im Referenzzeitraum entspricht oder diesen übersteigt,

(cc) der Kurs bei Endfälligkeit, wenn dieser zwischen dem Kurs im Referenzzeitraum und 120 % des Kurses im Referenzzeitraum liegt.

c) Für die Bestimmung des Options- oder Wandlungspreises nach lit. a) und lit. b) ist

(aa) **„Referenzzeitraum“**

(i) bei Ausschluss des Bezugsrechts der Aktionäre der Zeitraum, in dem die die Emission begleitenden Konsortialbanken das Bookbuilding-Verfahren durchführen,

(Ii) bei Einräumung des Bezugsrechts der Zeitraum von Beginn der Bezugsfrist bis zum letzten Börsentag vor Bekanntmachung der endgültigen Festlegung der Konditionen gemäß § 186 Abs. 2 AktG (einschließlich).

(bb) „ **Kurs im Referenzzeitraum** “ der durchschnittliche volumengewichtete Kurs der Aktie der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE im Xetra-Handel der Deutsche Börse AG oder einem an die Stelle des Xetra-Systems getretenen Nachfolgesystem während des Referenzzeitraums.

(cc) „ **Kurs bei Endfälligkeit** “ der Durchschnitt der Schlussauktionspreise der Aktie der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE im Xetra-Handel der Deutschen Börse AG oder einem an die Stelle des Xetra-Systems getretenen Nachfolgesystem während der zehn Börsentage vor dem Tag der Endfälligkeit.

d) Wenn die Bedingungen der Options- und/oder Wandelanleihen gemäß Ziff. 4. (ii) das Recht der Gesellschaft vorsehen, bei Endfälligkeit den Gläubigern der Options- und/oder Wandelanleihen ganz oder teilweise an Stelle der Zahlung des fälligen Geldbetrages Aktien der Gesellschaft zu gewähren, entspricht der Options- oder Wandlungspreis dem am dritten Börsentag vor Endfälligkeit („ **Bewertungstag** “) anwendbaren Options- oder Wandlungspreis gemäß Ziff. 6. lit. a). Falls der aktuelle Marktwert der gewährten Aktien (durchschnittlicher volumengewichteter Kurs der im Xetra-Handel der Deutsche Börse AG oder einem an die Stelle des Xetra-Systems getretenen Nachfolgesystem an den dem Bewertungstag unmittelbar vorangehenden 15

Börsentagen) den Nennbetrag der Teilschuldverschreibung unterschreitet, zahlt die Gesellschaft den Gläubigern diese Differenz in bar.

e) § 9 Abs. 1 AktG bleibt unberührt.

7. Wertwahrende Anpassung des Options-/Wandlungspreises

Der Options- bzw. Wandlungspreis ist während der Options- oder Wandlungsfrist unbeschadet des geringsten Ausgabebetrages je Teilschuldverschreibung gemäß § 9 Abs. 1 AktG jeweils in folgenden Fällen anzupassen:

a) Kapitalerhöhungen durch Umwandlung der Kapitalrücklage oder von Gewinnrücklagen (soweit nicht allein in der Form einer Erhöhung des auf die einzelne Aktie entfallenden anteiligen Betrages am Grundkapital);

b) Aktiensplit, umgekehrter Aktiensplit oder Zusammenlegung von Aktien;

c) Kapitalerhöhungen unter Einräumung eines Bezugsrechts, ohne dass den Inhabern bzw. Gläubigern schon bestehender Options- oder Wandelanleihen mit Options- und Wandlungsrechten oder -pflichten hierfür ein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung des Options- oder Wandlungsrechts bzw. nach Erfüllung der Options- bzw. Wandlungspflicht zustünde;

d) Begebung weiterer Options- oder Wandelanleihen bzw. Gewährung oder Garantie sonstiger Options- oder Wandlungsrechte oder -pflichten, ohne dass den Inhabern bzw. Gläubigern schon bestehender Options- und Wandlungsrechte oder -pflichten hierfür ein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung des Options- oder Wandlungsrechts bzw. nach Erfüllung der Options- bzw. Wandlungspflicht zustünde;

e) Kapitalherabsetzungen (soweit nicht allein in der Form einer Herabsetzung des auf die einzelne Aktie entfallenden anteiligen Betrages am Grundkapital);

f) im Falle anderer ungewöhnlicher Maßnahmen bzw. Ereignisse wie zum Beispiel Umwandlungen, Verschmelzungen, Aufspaltungen, Sonderdividenden oder Kontrollerlangung durch Dritte.

In all diesen Fällen erfolgt die Anpassung in Anlehnung an § 216 Abs. 3 AktG dergestalt, dass der wirtschaftliche Wert der Options- oder Wandlungsrechte bzw. #pflichten von der die Anpassung auslösenden Maßnahme unberührt bleibt. Die konkrete Berechnung der jeweiligen Anpassung wird nach näherer Festlegung in den Bedingungen der Options- bzw. Wandelanleihen durch ein sachverständiges Kreditinstitut unter Beachtung dieser Kriterien durchgeführt und ist # soweit nicht ein offensichtlicher Fehler vorliegt – bindend.

8. Bezugsrechtsgewährung, Bezugsrechtsausschluss

Das gesetzliche Bezugsrecht wird den Aktionären entweder unmittelbar oder in der Weise eingeräumt, dass die Options- bzw. Wandelanleihen von einem oder mehreren Kreditinstituten oder einem Konsortium von Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Werden die Options- bzw. Wandelanleihen von einer unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaft der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE ausgegeben, hat die Q-Cells Aktiengesellschaft bzw. die Q-Cells SE die Gewährung des Bezugsrechts für die Aktionäre der Gesellschaft nach Maßgabe des vorstehenden Satzes sicherzustellen.

Der Vorstand wird jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre auf die Options- und/oder Wandelanleihen in folgenden Fällen auszuschließen:

a) sofern die Options- bzw. Wandelananleihen so ausgestattet werden, dass ihr Ausgabepreis ihren nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert nicht wesentlich unterschreitet. Diese Ermächtigung zum Bezugsrechtsausschluss gilt jedoch nur für Options- bzw. Wandelanleihen mit Options- bzw. Wandlungsrechten bzw. -pflichten auf Aktien mit einem anteiligen Betrag von insgesamt bis zu 10 % des Grundkapitals der Gesellschaft. Jedoch darf der zusammengenommene, auf die Anzahl der infolge dieser Ermächtigung auszugebenden Aktien aus dem dieser Ermächtigung zu Grunde liegenden Bedingten Kapital 2006/1 (nachfolgend III.) entfallende anteilige Betrag des Grundkapitals zusammen mit dem anteiligen Betrag des Grundkapitals von neuen Aktien, die seit Beschlussfassung über die vorstehende Ermächtigung zum Ausschluss des Bezugsrechts aufgrund von etwaigen Ermächtigungen zur Ausgabe von Aktien aus Genehmigtem Kapital unter Bezugsrechtsausschluss gemäß § 186 Abs. 3 Satz 4 AktG begeben worden sind, insgesamt 10% des zum Zeitpunkt der Beschlussfassung der Hauptversammlung über diese Ermächtigung zum Ausschluss des Bezugsrechts oder – falls dieser Wert geringer ist – des zum Zeitpunkt der Ausübung der vorstehenden Ermächtigung bestehenden Grundkapitals der Gesellschaft nicht überschreiten. Auf die Be-

grenzung ist ferner die Veräußerung eigener Aktien anzurechnen, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i. V. m. § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorstehende Ermächtigung zum Ausschluss des Bezugsrechts erfolgt;

b) für Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben;

c) soweit dies erforderlich ist, um den Inhabern von bereits zuvor ausgegebenen Options- bzw. Wandelanleihen mit Options- oder Wandlungsrechten bzw. Options- oder Wandlungspflichten auf Aktien der Gesellschaft ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung des Wandlungs- oder Optionsrechts bzw. nach Erfüllung der Options- oder Wandlungspflicht zustehen würde.

Soweit das Bezugsrecht nicht ausgeschlossen wird, wird ein börslicher Handel der Bezugsrechte stattfinden, an dem Aktionäre und Dritte teilnehmen können.

9. Ermächtigung zur Festlegung der weiteren Einzelheiten

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats im vorgenannten Rahmen die weiteren Einzelheiten der Ausgabe und Ausstattung der Options- bzw. Wandelanleihen und der Options- bzw. Wandlungsrechte oder -pflichten, insbesondere Zinssatz, Ausgabepreis je Teilschuldverschreibung, Laufzeit, Kündigungsmöglichkeiten und Stückelung sowie Options- bzw. Wandlungszeitraum, festzulegen bzw. im Einvernehmen mit den Organen der die Options- und/oder Wandelanleihen begebenden Mehrheitsbeteiligungsgesellschaften festzulegen.

III. Das Bedingte Kapital III wird umbenannt in „Bedingtes Kapital 2006/I", bestätigt und wie folgt neu gefasst:

Das Grundkapital ist um bis zu 43.621.323,00 Euro durch Ausgabe von bis zu 43.621.323 neuen, auf den Inhaber lautenden Stammaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro (Stückaktien) bedingt erhöht (Bedingtes Kapital 2006/I).

Die bedingte Kapitalerhöhung dient der Einlösung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen zugunsten der Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen zugunsten der Inhaber von Wandelanleihen, die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Juni 2006 von einem nachgeordneten Konzernunternehmen der Q-Cells Aktiengesellschaft im Februar 2007 ausgegeben wurden und die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 26. Juni 2008 bis zum 31. Mai 2013 von der Gesellschaft oder durch Mehrheitsbeteiligungsgesellschaften ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem aufgrund der vorstehend bezeichneten Ermächtigungsbeschlüsse jeweils zu bestimmenden Options- bzw. Wandlungspreis (Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG).

Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/ Optionsausübung erfüllen und soweit die Gesellschaft die benötigten Aktien nicht aus anderen Quellen einsetzt oder durch Barzahlung ersetzt. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals 2006/I nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

IV. § 4 Abs. 7 der Satzung (Grundkapital) wird geändert und wie folgt neu gefasst:

Das Grundkapital ist um bis zu 43.621.323,00 Euro durch Ausgabe von bis zu 43.621.323 neuen, auf den Inhaber lautenden Stammaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro (Stückaktien) bedingt erhöht (Bedingtes Kapital 2006/I). Die bedingte Kapitalerhöhung dient der Einlösung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen zugunsten der Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen zugunsten der Inhaber von Wandelanleihen, die aufgrund

§ 2. Gewinnabführung

1. *Die Q-Cells Beteiligungs GmbH verpflichtet sich, vorbehaltlich einer Bildung und Auflösung von Rücklagen nach Abs. 2 ihren gesamten während der Vertragsdauer ohne die Gewinnabführung entstehenden Gewinn an die Q-Cells Aktiengesellschaft abzuführen. Als Gewinn gilt der um einen etwaigen Verlustvortrag aus dem Vorjahr und um den in gesetzliche Rücklagen einzustellenden Betrag verminderte Jahresüberschuss.*

2. *Die Q-Cells Beteiligungs GmbH kann mit Zustimmung der Q-Cells Aktiengesellschaft Beträge aus dem Jahresüberschuss insoweit in andere Gewinnrücklagen einstellen, als dies handelsrechtlich zulässig und bei vernünftiger kaufmännischer Beurteilung wirtschaftlich begründet ist. Während der Dauer dieses Vertrages gebildete andere Gewinnrücklagen nach § 272 Abs. 3 HGB sind auf Verlangen der Q-Cells Aktiengesellschaft aufzulösen und zum Ausgleich eines Jahresfehlbetrages zu verwenden oder als Gewinn abzuführen. Die Abführung von Beträgen aus der Auflösung von anderen Gewinnrücklagen nach § 272 Abs. 3 HGB, die vor Beginn dieses Vertrages gebildet wurden, ist ausgeschlossen.*

3. *Die Verpflichtung zur Gewinnabführung gilt erstmals für den ganzen Gewinn des Geschäftsjahres, in dem dieser Vertrag wirksam wird.*

4. *Der Anspruch auf Gewinnabführung entsteht zum Stichtag des Jahresabschlusses der Q-Cells Beteiligungs GmbH und wird zu diesem Zeitpunkt fällig. Er ist ab diesem Zeitpunkt mit 5 % p. a. zu verzinsen.*

§ 3. Verlustübernahme

1. *Die Q-Cells Aktiengesellschaft ist verpflichtet, jeden während der Vertragsdauer sonst entstehenden Jahresfehlbetrag auszugleichen, soweit dieser nicht dadurch ausgeglichen wird, dass den anderen Gewinnrücklagen nach § 272 Abs. 3 HGB Beträge entnommen werden, die während der Vertragsdauer in sie eingestellt worden sind. Im Übrigen findet § 302 AktG in seiner jeweils aktuellen Fassung insgesamt entsprechend Anwendung.*

2. *Der Anspruch auf Verlustübernahme entsteht zum Stichtag des Jahresabschlusses der Q-Cells Beteiligungs GmbH und wird zu diesem Zeitpunkt fällig. Er ist ab diesem Zeitpunkt mit 5 % p. a. zu verzinsen.*

§ 4. Wirksamwerden und Dauer

1. *Dieser Vertrag wird unter dem Vorbehalt der Zustimmung der Hauptversammlung der Q-Cells Aktiengesellschaft sowie der Gesellschafterversammlung der Q-Cells Beteiligungs GmbH geschlossen.*

2. *Der Vertrag wird mit seiner Eintragung in das Handelsregister des Sitzes der Q-Cells Beteiligungs GmbH wirksam und gilt – mit Ausnahme des Weisungsrechts nach § 1 – rückwirkend für die Zeit ab dem 01. Juli 2008. Er wird für die Zeit bis zum Ablauf des 31. Dezember 2013 fest abgeschlossen und verlängert sich unverändert jeweils um ein weiteres Jahr, falls er nicht spätestens sechs Monate vor seinem Ablauf von einem Vertragspartner gekündigt wird.*

3. *Das Recht zur Kündigung des Vertrages aus wichtigem Grund ohne Einhaltung einer Kündigungsfrist bleibt unberührt. Ein wichtiger Grund, der sowohl die Q-Cells Aktiengesellschaft als auch die Q-Cells Beteiligungs GmbH zur Kündigung berechtigt, liegt insbesondere vor, wenn die Q-Cells Aktiengesellschaft die Mehrheit der Stimmen in der Gesellschafterversammlung der Q-Cells Beteiligungs GmbH verliert, die steuerlichen Voraussetzungen der finanziellen Eingliederung der Q-Cells Beteiligungs GmbH in die Q-Cells Aktiengesellschaft nicht mehr vorliegen oder im Fall der Verschmelzung, Spaltung oder Liquidation der Q-Cells Aktiengesellschaft oder der Q-Cells Beteiligungs GmbH oder im Falle eines Formwechsels der Q-Cells Beteiligungs GmbH in eine Personengesellschaft.*

§ 5 Salvatorische Klausel

Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden oder sollte sich in diesem Vertrag eine Lücke befinden, so soll hierdurch die Gültigkeit der übrigen Bestimmungen nicht berührt werden. Die Vertragsparteien verpflichten sich, an Stelle der unwirksamen oder unanwendbaren Bestimmung oder zur Ausfüllung der Lücke eine angemessene Regelung zu vereinbaren, die im Rahmen des rechtlich Zulässigen dem am nächsten kommt, was die Vertragsparteien gewollt haben oder nach dem Sinn und Zweck dieses Vertrages gewollt hätten, sofern sie den Punkt bedacht hätten."

grenzung ist ferner die Veräußerung eigener Aktien anzurechnen, sofern sie aufgrund einer Ermächtigung gemäß § 71 Abs. 1 Nr. 8 Satz 5 i. V. m. § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts nach der Beschlussfassung über die vorstehende Ermächtigung zum Ausschluss des Bezugsrechts erfolgt;

b) für Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben;

c) soweit dies erforderlich ist, um den Inhabern von bereits zuvor ausgegebenen Options- bzw. Wandelanleihen mit Options- oder Wandlungsrechten bzw. Options- oder Wandlungspflichten auf Aktien der Gesellschaft ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung des Wandlungs- oder Optionsrechts bzw. nach Erfüllung der Options- oder Wandlungspflicht zustehen würde.

Soweit das Bezugsrecht nicht ausgeschlossen wird, wird ein börslicher Handel der Bezugsrechte stattfinden, an dem Aktionäre und Dritte teilnehmen können.

9. Ermächtigung zur Festlegung der weiteren Einzelheiten

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats im vorgenannten Rahmen die weiteren Einzelheiten der Ausgabe und Ausstattung der Options- bzw. Wandelanleihen und der Options- bzw. Wandlungsrechte oder -pflichten, insbesondere Zinssatz, Ausgabepreis je Teilschuldverschreibung, Laufzeit, Kündigungsmöglichkeiten und Stückelung sowie Options- bzw. Wandlungszeitraum, festzulegen bzw. im Einvernehmen mit den Organen der die Options- und/oder Wandelanleihen begebenden Mehrheitsbeteiligungsgesellschaften festzulegen.

III. Das Bedingte Kapital III wird umbenannt in „Bedingtes Kapital 2006/1", bestätigt und wie folgt neu gefasst:

Das Grundkapital ist um bis zu 43.621.323,00 Euro durch Ausgabe von bis zu 43.621.323 neuen, auf den Inhaber lautenden Stammaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro (Stückaktien) bedingt erhöht (Bedingtes Kapital 2006/1).

Die bedingte Kapitalerhöhung dient der Einlösung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen zugunsten der Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen zugunsten der Inhaber von Wandelanleihen, die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Juni 2006 von einem nachgeordneten Konzernunternehmen der Q-Cells Aktiengesellschaft im Februar 2007 ausgegeben wurden und die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 26. Juni 2008 bis zum 31. Mai 2013 von der Gesellschaft oder durch Mehrheitsbeteiligungsgesellschaften ausgegeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem aufgrund der vorstehend bezeichneten Ermächtigungsbeschlüsse jeweils zu bestimmenden Options- bzw. Wandlungspreis (Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG).

Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/ Optionsausübung erfüllen und soweit die Gesellschaft die benötigten Aktien nicht aus anderen Quellen einsetzt oder durch Barzahlung ersetzt. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals 2006/1 nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

IV. § 4 Abs. 7 der Satzung (Grundkapital) wird geändert und wie folgt neu gefasst:

Das Grundkapital ist um bis zu 43.621.323,00 Euro durch Ausgabe von bis zu 43.621.323 neuen, auf den Inhaber lautenden Stammaktien mit einem anteiligen Betrag des Grundkapitals von je 1,00 Euro (Stückaktien) bedingt erhöht (Bedingtes Kapital 2006/1). Die bedingte Kapitalerhöhung dient der Einlösung von Optionsrechten bzw. Optionspflichten nach Maßgabe der Optionsbedingungen zugunsten der Inhaber von Optionsscheinen aus Optionsanleihen bzw. von Umtauschrechten bzw. Umtauschpflichten nach Maßgabe der Wandelanleihebedingungen zugunsten der Inhaber von Wandelanleihen, die aufgrund

des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Juni 2006 von einem nachgeordneten Konzernunternehmen der Q-Cells Aktiengesellschaft im Februar 2007 ausgegeben wurden und die aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 26. Juni 2008 bis zum 31. Mai 2013 von der Q-Cells Aktiengesellschaft bzw. Q-Cells SE oder durch Gesellschaften ausgegeben werden, an denen die Q-Cells Aktiengesellschaft bzw. Q-Cells SE unmittelbar oder mittelbar mit Mehrheit der Stimmen und des Kapitals beteiligt ist. Die Ausgabe der neuen Aktien erfolgt zu dem aufgrund der vorstehend bezeichneten Ermächtigungsbeschlüsse jeweils zu bestimmenden Options- bzw. Wandlungspreis (Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG). Die bedingte Kapitalerhöhung ist nur im Falle der Begebung der Options- bzw. Wandelanleihen und nur insoweit durchzuführen, als die Inhaber der Optionsscheine bzw. der Wandelanleihen von ihren Options- bzw. Umtauschrechten Gebrauch machen bzw. zur Wandlung bzw. Optionsausübung verpflichtete Inhaber von Anleihen ihre Verpflichtung zur Wandlung/Optionsausübung erfüllen und soweit die Gesellschaft die benötigten Aktien nicht aus anderen Quellen einsetzt oder durch Barzahlung ersetzt. Die aufgrund der Ausübung des Options- bzw. Wandlungsrechts oder der Erfüllung der Wandlungs- bzw. Optionspflicht ausgegebenen neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 7 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen, und diese zur Eintragung anzumelden. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraums sowie im Falle der Nichtausnutzung des Bedingten Kapitals 2006/I nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten bzw. für die Erfüllung von Wandlungs- bzw. Optionspflichten.

TOP 8

Beschlussfassung über die Änderung der Modalitäten des Stock Option Programms 2007 gemäß Beschlussfassung zu TOP 7 der Hauptversammlung vom 14. Juni 2007, über Umbenennung, Bestätigung und Neufassung des Bedingten Kapitals IV sowie Satzungsänderung

Mit Beschlussfassung zu TOP 7 der Hauptversammlung vom 14. Juni 2007 ist das Stock Option Programm 2007 implementiert und das korrespondierende Bedingte Kapital IV zur Bedienung der Bezugsrechte (Optionen) geschaffen worden. Nachfolgend soll ein weiteres Erfolgsziel für die Ausübung der Optionen festgesetzt werden.

Vorstand und Aufsichtsrat schlagen daher vor, folgende Beschlüsse zu fassen:

I. Absatz 2 von Ziff. I. 4) (Ausübung, Basispreis, Erfüllung) des zu TOP 7 gefassten Beschlusses der Hauptversammlung vom 14. Juni 2007 wird wie folgt geändert:

Der Basispreis (Ausgabebetrag i.S.d. § 193 Abs. 2 Nr. 3 AktG) beträgt 110 % des Verkehrswertes der Stammaktie der Q-Cells Aktiengesellschaft (Erfolgsziel i.S.d. § 193 Abs. 2 Nr. 4 AktG). Der Verkehrswert errechnet sich aus dem nicht gewichteten Mittelwert der auf Xetra oder einem vergleichbaren Nachfolgesystem festgestellten Schlusskurse oder, bei ausschließlicher Börsennotierung im Ausland, aus dem nicht gewichteten Mittelwert der an dieser Börse festgestellten Schlusskurse für eine Stammaktie der Q#Cells Aktiengesellschaft, jeweils während der letzten 10 Börsentage vor Ausgabe der Option.

II. Ziff. I. 6) (Ausübungsvoraussetzungen) des zu TOP 7 gefassten Beschlusses der Hauptversammlung vom 14. Juni 2007 wird wie folgt geändert:

Der Bezugsberechtigte kann die Optionen ausüben,

a) sobald mindestens 2 Jahre seit ihrer Ausgabe vergangen sind;

b) wenn der Bezugsberechtigte noch bei der Q-Cells Aktiengesellschaft oder bei einem mit der Gesellschaft verbundenen Unternehmen beschäftigt und ein solches Dienstverhältnis nicht gekündigt ist; für den Fall der Kündigung des Dienstverhältnisses kann der Bezugsberechtigte die Optionen trotzdem ausüben, wenn sich unmittelbar ein neues Dienstverhältnis mit einem anderen verbundenen Unternehmen anschließt; und

c) wenn die Entwicklung des Börsenkurses der Aktie der Q-Cells Aktiengesellschaft den nicht gewichteten Mittelwert aus (i) der Entwicklung des TecDax und (ii) der Entwicklung des Dax, jeweils von Ausgabe bis zur geplanten Ausübung der Option, um insgesamt mindestens 10 %-Punkte pro Jahr übersteigt (Erfolgsziel i.S.d. § 193 Abs. 2 Nr. 4 AktG). Als „Börsenkurs der Aktie der Q-Cells Aktiengesellschaft" gilt dabei der nicht gewichtete Mittelwert der auf Xetra oder einem vergleichbaren Nachfolgesystem festgestellten Schlusskurse oder, bei ausschließlicher Börsennotierung im Ausland, aus dem nicht gewichteten Mittelwert der an dieser Börse festgestellten Schlusskurse für eine Stammaktie der Q#Cells Aktiengesellschaft, jeweils während der letzten 10 Börsentage vor Ausgabe

bzw. vor geplanter Ausübung der Option. Die „Entwicklung" des Börsenkurses der Aktie der Q-Cells Aktiengesellschaft ist der Quotient aus dem (vorstehend definierten) Börsenkurs bei geplanter Ausübung der Option und dem Börsenkurs bei Ausgabe der Option, ausgedrückt als Prozentzahl; entsprechendes gilt für die „Entwicklung" des TecDax bzw. Dax. Dieser lit. c) findet keine Anwendung, soweit dem Rechte der Begünstigten aus bereits ausgegebenen Optionen entgegenstehen würden.

III. Das Bedingte Kapital IV wird umbenannt in „Bedingtes Kapital 2007/1", bestätigt und insgesamt wie folgt neu gefasst:

Das Grundkapital der Gesellschaft ist um bis zu 5.756.442,00 Euro durch Ausgabe von bis zu 5.756.442 auf den Inhaber lautenden, nennwertlosen Stammaktien bedingt erhöht (Bedingtes Kapital 2007/1). Die bedingte Kapitalerhöhung dient der Einlösung von Bezugsrechten, zu deren Ausgabe der Vorstand durch Beschluss der Hauptversammlung am 14. Juni 2007, geändert durch Beschluss der Hauptversammlung vom 26. Juni 2008, ermächtigt wurde. Der Ausgabebetrag errechnet sich aus 110 % des nicht gewichteten Mittelwerts der auf Xetra oder einem vergleichbaren Nachfolgesystem festgestellten Schlusskurse oder, bei ausschließlicher Börsennotierung im Ausland, aus dem nicht gewichteten Mittelwert der an dieser Börse festgestellten Schlusskurse für eine Stammaktie der Q-Cells Aktiengesellschaft, jeweils während der letzten 10 Börsentage vor Ausgabe des Bezugsrechts. Die aus den ausgeübten Bezugsrechten hervorgehenden neuen Aktien nehmen von Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn der Gesellschaft teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Bezugsrechte aus dem Bedingten Kapital 2007/1 ausgegeben werden und die Inhaber der Bezugsrechte von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 8 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern und die Änderung zur Eintragung anzumelden.

IV. § 4 Abs. 8 der Satzung (Grundkapital) wird geändert und wie folgt neu gefasst:

Das Grundkapital der Gesellschaft ist um bis zu 5.756.442,00 Euro durch Ausgabe von bis zu 5.756.442 auf den Inhaber lautenden, nennwertlosen Stammaktien bedingt erhöht (Bedingtes Kapital 2007/1). Die bedingte Kapitalerhöhung dient der Einlösung von Bezugsrechten, zu deren Ausgabe der Vorstand durch Beschluss der Hauptversammlung am 14. Juni 2007, geändert durch Beschluss der Hauptversammlung vom 26. Juni 2008, ermächtigt wurde. Der Ausgabebetrag errechnet sich aus 110 % des nicht gewichteten Mittelwerts der auf Xetra oder einem vergleichbaren Nachfolgesystem festgestellten Schlusskurse oder, bei ausschließlicher Börsennotierung im Ausland, aus dem nicht gewichteten Mittelwert der an dieser Börse festgestellten Schlusskurse für eine Stammaktie der Q-Cells Aktiengesellschaft, jeweils während der letzten 10 Börsentage vor Ausgabe des Bezugsrechts. Die aus den ausgeübten Bezugsrechten hervorgehenden neuen Aktien nehmen von Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn der Gesellschaft teil. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, als Bezugsrechte aus dem Bedingten Kapital 2007/1 ausgegeben werden und die Inhaber der Bezugsrechte von ihrem Bezugsrecht Gebrauch machen. Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 1 und Abs. 8 der Satzung (Grundkapital) nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfristen entsprechend zu ändern und die Änderung zur Eintragung anzumelden.

TOP 9

Zustimmung zum Beherrschungs- und Gewinnabführungsvertrag zwischen der Q-Cells Aktiengesellschaft als herrschendem und der Q-Cells Beteiligungs GmbH als beherrschtem Unternehmen

Die Q-Cells Aktiengesellschaft beabsichtigt, einen Beherrschungs- und Gewinnabführungsvertrag mit ihrer 100-%igen Tochtergesellschaft, der Q-Cells Beteiligungs GmbH (gegenwärtig noch firmierend unter Marmor 218. VV GmbH), als beherrschtem Unternehmen abzuschließen. Der Beherrschungs- und Gewinnabführungsvertrag bedarf zu seiner Wirksamkeit der Zustimmung der Gesellschafterversammlung bzw. der Hauptversammlung beider Vertragspartner.

Der Beherrschungs- und Gewinnabführungsvertrag (nach Maßgabe des Entwurfs vom 08. Mai 2008) hat folgenden Inhalt:

„§ 1. Leitung

1. *Die Q-Cells Beteiligungs GmbH unterstellt die Leitung ihrer Gesellschaft der Q#Cells Aktiengesellschaft. Die Q-Cells Aktiengesellschaft ist demgemäß berechtigt, der Geschäftsführung der Q-Cells Beteiligungs GmbH hinsichtlich der Leitung der Gesellschaft Weisungen zu erteilen.*

2. *Die Q-Cells Aktiengesellschaft wird ihr Weisungsrecht nur durch ihren Vorstand ausüben.*

§ 2. Gewinnabführung

1. *Die Q-Cells Beteiligungs GmbH verpflichtet sich, vorbehaltlich einer Bildung und Auflösung von Rücklagen nach Abs. 2 ihren gesamten während der Vertragsdauer ohne die Gewinnabführung entstehenden Gewinn an die Q-Cells Aktiengesellschaft abzuführen. Als Gewinn gilt der um einen etwaigen Verlustvortrag aus dem Vorjahr und um den in gesetzliche Rücklagen einzustellenden Betrag verminderte Jahresüberschuss.*
2. *Die Q-Cells Beteiligungs GmbH kann mit Zustimmung der Q-Cells Aktiengesellschaft Beträge aus dem Jahresüberschuss insoweit in andere Gewinnrücklagen einstellen, als dies handelsrechtlich zulässig und bei vernünftiger kaufmännischer Beurteilung wirtschaftlich begründet ist. Während der Dauer dieses Vertrages gebildete andere Gewinnrücklagen nach § 272 Abs. 3 HGB sind auf Verlangen der Q-Cells Aktiengesellschaft aufzulösen und zum Ausgleich eines Jahresfehlbetrages zu verwenden oder als Gewinn abzuführen. Die Abführung von Beträgen aus der Auflösung von anderen Gewinnrücklagen nach § 272 Abs. 3 HGB, die vor Beginn dieses Vertrages gebildet wurden, ist ausgeschlossen.*
3. *Die Verpflichtung zur Gewinnabführung gilt erstmals für den ganzen Gewinn des Geschäftsjahres, in dem dieser Vertrag wirksam wird.*
4. *Der Anspruch auf Gewinnabführung entsteht zum Stichtag des Jahresabschlusses der Q-Cells Beteiligungs GmbH und wird zu diesem Zeitpunkt fällig. Er ist ab diesem Zeitpunkt mit 5 % p. a. zu verzinsen.*

§ 3. Verlustübernahme

1. *Die Q-Cells Aktiengesellschaft ist verpflichtet, jeden während der Vertragsdauer sonst entstehenden Jahresfehlbetrag auszugleichen, soweit dieser nicht dadurch ausgeglichen wird, dass den anderen Gewinnrücklagen nach § 272 Abs. 3 HGB Beträge entnommen werden, die während der Vertragsdauer in sie eingestellt worden sind. Im Übrigen findet § 302 AktG in seiner jeweils aktuellen Fassung insgesamt entsprechend Anwendung.*
2. *Der Anspruch auf Verlustübernahme entsteht zum Stichtag des Jahresabschlusses der Q-Cells Beteiligungs GmbH und wird zu diesem Zeitpunkt fällig. Er ist ab diesem Zeitpunkt mit 5 % p. a. zu verzinsen.*

§ 4. Wirksamwerden und Dauer

1. *Dieser Vertrag wird unter dem Vorbehalt der Zustimmung der Hauptversammlung der Q-Cells Aktiengesellschaft sowie der Gesellschafterversammlung der Q-Cells Beteiligungs GmbH geschlossen.*
2. *Der Vertrag wird mit seiner Eintragung in das Handelsregister des Sitzes der Q-Cells Beteiligungs GmbH wirksam und gilt – mit Ausnahme des Weisungsrechts nach § 1 – rückwirkend für die Zeit ab dem 01. Juli 2008. Er wird für die Zeit bis zum Ablauf des 31. Dezember 2013 fest abgeschlossen und verlängert sich unverändert jeweils um ein weiteres Jahr, falls er nicht spätestens sechs Monate vor seinem Ablauf von einem Vertragspartner gekündigt wird.*
3. *Das Recht zur Kündigung des Vertrages aus wichtigem Grund ohne Einhaltung einer Kündigungsfrist bleibt unberührt. Ein wichtiger Grund, der sowohl die Q-Cells Aktiengesellschaft als auch die Q-Cells Beteiligungs GmbH zur Kündigung berechtigt, liegt insbesondere vor, wenn die Q-Cells Aktiengesellschaft die Mehrheit der Stimmen in der Gesellschafterversammlung der Q-Cells Beteiligungs GmbH verliert, die steuerlichen Voraussetzungen der finanziellen Eingliederung der Q-Cells Beteiligungs GmbH in die Q-Cells Aktiengesellschaft nicht mehr vorliegen oder im Fall der Verschmelzung, Spaltung oder Liquidation der Q-Cells Aktiengesellschaft oder der Q-Cells Beteiligungs GmbH oder im Falle eines Formwechsels der Q-Cells Beteiligungs GmbH in eine Personengesellschaft.*

§ 5 Salvatorische Klausel

Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden oder sollte sich in diesem Vertrag eine Lücke befinden, so soll hierdurch die Gültigkeit der übrigen Bestimmungen nicht berührt werden. Die Vertragsparteien verpflichten sich, an Stelle der unwirksamen oder unanwendbaren Bestimmung oder zur Ausfüllung der Lücke eine angemessene Regelung zu vereinbaren, die im Rahmen des rechtlich Zulässigen dem am nächsten kommt, was die Vertragsparteien gewollt haben oder nach dem Sinn und Zweck dieses Vertrages gewollt hätten, sofern sie den Punkt bedacht hätten."

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

Dem Beherrschungs- und Gewinnabführungsvertrag zwischen der Q#Cells Aktiengesellschaft als herrschendem und der Q-Cells Beteiligungs GmbH als beherrschtem Unternehmen wird zugestimmt.

Folgende Unterlagen liegen vom Tag der Einberufung der Hauptversammlung in den Geschäftsräumen der Gesellschaft und in der Hauptversammlung zur Einsichtnahme durch die Aktionäre aus. Auf Verlangen werden die genannten Unterlagen jedem Aktionär kostenlos übersandt:

- Der Entwurf des Beherrschungs- und Gewinnabführungsvertrags zwischen der Q#Cells Aktiengesellschaft und der Q-Cells Beteiligungs GmbH in der Fassung vom 08. Mai 2008,
- die Jahresabschlüsse und die Lageberichte der Q-Cells Aktiengesellschaft für die Geschäftsjahre 2005, 2006 und 2007,
- der Jahresabschluss und der Lagebericht der Q-Cells Beteiligungs GmbH für das Geschäftsjahr 2007 sowie
- der gemeinsame schriftliche Bericht des Vorstands der Q-Cells Aktiengesellschaft und der Geschäftsführung der Q-Cells Beteiligungs GmbH gemäß § 293a AktG.

TOP 10

Beschlussfassung über die Aufhebung der bestehenden Ermächtigung zum Erwerb eigener Aktien, eine neue Ermächtigung zum Erwerb eigener Aktien und deren Verwendung sowie die Ermächtigung zum Ausschluss des Bezugsrechts

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

I. Der Beschluss der Hauptversammlung vom 14. Juni 2007 zu TOP 12 Ziff. 2. über die bisherige Ermächtigung zum Erwerb eigener Aktien wird im Hinblick auf die nachstehende neue Ermächtigung aufgehoben.

II. Die Q-Cells Aktiengesellschaft bzw. die Q-Cells SE wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 30. November 2009 eigene Stammaktien bis zur Höhe von 10 % des bestehenden Grundkapitals zu erwerben.

Die Ermächtigung kann ganz oder in Teilen, einmal oder mehrmals, in Verfolgung eines oder mehrerer Zwecke ausgeübt werden.

Der Erwerb kann nach Wahl des Vorstands über die Börse oder durch ein öffentliches, an alle Aktionäre gerichtetes Kaufangebot erfolgen.

Im Fall eines Erwerbs über die Börse darf der gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den nicht gewichteten Mittelwert der an der Frankfurter Wertpapierbörse oder einer ausländischen Börse, sofern die Q-Cells-Aktie ausschließlich dort notiert ist, während der letzten fünf Börsentage vor der Verpflichtung zum Erwerb der Aktien für die Aktien der Gesellschaft festgestellten Schlusskurse um nicht mehr als 5 % überschreiten und 0,01 Euro nicht unterschreiten.

Im Fall eines Erwerbs über ein öffentliches Kaufangebot an alle Aktionäre der Gesellschaft darf der gebotene Kaufpreis je Aktie (ohne Erwerbsnebenkosen) den nicht gewichteten Mittelwert der an der Frankfurter Wertpapierbörse oder einer ausländischen Börse, sofern die Q-Cells-Aktie ausschließlich dort notiert ist, während der letzten fünf Börsentage vor dem Tag der Veröffentlichung des Angebots für die Aktien der Gesellschaft festgestellten Schlusskurse um nicht mehr als 5 % überschreiten. Der gebotene Kaufpreis je Aktie darf ferner 0,01 Euro nicht unterschreiten. Sofern das Kaufangebot überzeichnet ist, erfolgt die Annahme nach Quoten. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück je Aktionär kann vorgesehen werden.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Gesellschaft, die aufgrund dieser Ermächtigung erworben werden, zu allen gesetzlich zulässigen Zwecken, insbesondere auch zu folgenden, zu verwenden:

a) um Aktien der Gesellschaft Dritten im Rahmen des Zusammenschlusses mit anderen Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen daran anbieten zu können; das Bezugsrecht der Aktionäre wird hierbei ausgeschlossen;

b) zur Ausgabe von Aktien im Rahmen des Stock Option Programms 2003, des Stock Option Programms 2005 und des Stock Option Programms 2007, wobei – soweit eigene Aktien Mitgliedern des Vorstands der Gesellschaft übertragen werden sollen – die vorstehende Ermächtigung für den Aufsichtsrat gilt; das Bezugsrecht der Aktionäre wird hierbei ausgeschlossen;

c) zur Veräußerung in anderer Weise als über die Börse oder durch ein Angebot an die Aktionäre, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis der Aktien der Gesellschaft gleicher

Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet; das Bezugsrecht der Aktionäre wird hierbei ausgeschlossen.

In diesem Fall darf die Anzahl der unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 veräußerten Aktien insgesamt 10 % des Grundkapitals nicht überschreiten, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die während der Laufzeit dieser Ermächtigung aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Ferner sind auf diese Begrenzung diejenigen Aktien anzurechnen, die zur Bedienung von Options- oder Wandelanleihen ausgegeben wurden bzw. auszugeben sind, sofern die Options- oder Wandelanleihen während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben wurden.

* * *

Berichte des Vorstands an die Hauptversammlung

Information zu § 10 Abs. 2 der Satzung der künftigen Q-Cells SE (Bestellung der Anteilseignervertreter des ersten Aufsichtsrats der Q-Cells SE)

Unter TOP 6 schlägt die Verwaltung vor, dem Verschmelzungsplan vom 06. Mai 2008 zwischen der Q-Cells Aktiengesellschaft und der Q-Cells Österreich AG, Wien, Österreich, zuzustimmen. Durch diese Verschmelzung wird die Q-Cells Aktiengesellschaft die Rechtsform einer Europäischen Gesellschaft (Societas Europaea, SE) annehmen. Die unter TOP 6 erbetene Zustimmung erstreckt sich auch auf die Satzung der künftigen Q-Cells SE, da diese einen Bestandteil des Verschmelzungsplans darstellt. Nach § 10 Abs. 1 der Satzung der künftigen Q-Cells SE soll der Aufsichtsrat der Q-Cells SE wie bisher auch der Aufsichtsrat der Q-Cells Aktiengesellschaft aus 9 Mitgliedern bestehen (sechs Vertreter der Anteilseigner und drei Vertreter der Arbeitnehmer). Die Anteilseignervertreter werden gem. Art. 40 Abs. 2 Satz 1 Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE), § 10 Abs. 1 Satz 1 der Satzung der künftigen Q-Cells SE von der Hauptversammlung bestellt. Die Mitglieder des ersten Aufsichtsrats können durch die Satzung bestellt werden (Artikel 40 Abs. 2 Satz 2 Verordnung (EG) Nr. 2157/2001 des Rates vom 08. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE)). Von dieser Möglichkeit macht § 10 Abs. 2 Satz 1 der Q-Cells SE-Satzung Gebrauch, der die sechs Anteilseignervertreter im Aufsichtsrat benennt. Die Vertreter der Arbeitnehmer wurden bereits im Rahmen der Vereinbarung über die Beteiligung der Arbeitnehmer in der Q-Cells SE mit Wirkung zum Wirksamwerden der SE-Gründung bestimmt, die nach Maßgabe des Gesetzes über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft vom 22. Dezember 2004 (SEBG) geschlossen wurde.

Zur Information unserer Aktionäre machen wir zu den sechs Anteilseignervertretern folgende Angaben:

1. Dr. Thomas van Aubel, Rechtsanwalt, Partner in der Kanzlei VAN AUBEL Rechtsanwälte, Berlin;

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft (Vorsitzender),
   - CSG Solar AG (Vorsitzender),
   - Griffinwood Silicon AG (Vorsitzender),
   - Rubin 33. AG,
   - JPK Instruments AG (Vorsitzender);

   Keine Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien.

2. Marcel Brenninkmeijer, Verwaltungspräsident und Delegierter des Verwaltungsrats der Good Energies AG, Arlesheim/Schweiz;

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft;

   Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien:

   - Renewable Energy Corporation ASA;

- Good Energies AG.

3. Richard Kauffman, Vorsitzender der Geschäftsführung (Chief Executive Officer) der Good Energies Inc., New York, USA;

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft;

   Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien:

   - Good Energies Inc.

4. Dr. Dinnies-Johannes von der Osten, Geschäftsführer der Goodvent Beteiligungsmanagement GmbH & Co. KG, Berlin;

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft (stellvertretender Vorsitzender),
   - CSG Solar AG,
   - Codixx AG (stellvertretender Vorsitzender),
   - ProBioGen AG (stellvertretender Vorsitzender),
   - Probiodrug AG (stellvertretender Vorsitzender),
   - Curacyte AG,
   - Product Value Systems AG;

   Keine Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien.

5. Dr. Christian Reitberger, selbstständiger Unternehmensberater, Berg (Landkreis Starnberg);

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft,
   - CSG Solar AG,
   - Elliptec Resonant Actuator AG;

   Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien:

   - Nanda Technologies GmbH,
   - NXP Semiconductors BV.

6. Frauke Vogler, Rechtsanwältin und Steuerberaterin, Partnerin in der Kanzlei Vogler Roessink Chalupnik, Berlin;

   Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten:

   - Q-Cells Aktiengesellschaft;

   Keine Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien.

Hinweis gemäß Ziffer 5.4.3 Satz 3 Deutscher Corporate Governance Kodex:

Die amtierenden Mitglieder des Aufsichtsrats stimmen darin überein, dass Herr Dr. Thomas van Aubel wieder zum Vorsitzenden des Aufsichtsrats gewählt werden soll.

Bericht des Vorstands zu TOP 7 der Tagesordnung gemäß §§ 221 Abs. 4 Satz 2, 186 Abs. 4 Satz 2 AktG

Zu TOP 7 Ziff. II. schlagen Vorstand und Aufsichtsrat vor, den Vorstand zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 5 Mrd. Euro und zum Ausschluss des Bezugsrechts zu ermächtigen, um zukünftig in ausreichendem Umfang Options- und/oder Wandelanleihen begeben zu können. Die dem Vorstand der Q-Cells Aktiengesellschaft erteilte Ermächtigung gilt nach Wirksamwerden des Formwechsels auch für die Q-Cells SE fort.

Der Vorstand erstattet hiermit gemäß §§ 221 Abs. 4 Satz 2, 186 Abs. 4 Satz 2 AktG über die Gründe für die Ermächtigung, das Bezugsrecht der Aktionäre bei der Ausgabe von Options- und/oder Wandelanleihen auszuschließen, diesen Bericht, der als Bestandteil dieser Einladung auch in der Hauptversammlung und vom Tag der Bekanntmachung der Einberufung der Hauptver-

sammlung an in den Geschäftsräumen der Gesellschaft ausliegt, im Internet unter www.q-cells.com eingesehen werden kann und jedem Aktionär auf Verlangen unverzüglich übersandt wird:

Die zu TOP 7 vorgeschlagene Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 5 Mrd. Euro und zum Ausschluss des Bezugsrechts sowie die vorgeschlagene Bestätigung und Neufassung des korrespondierenden Bedingten Kapitals soll die unten noch näher erläuterten Möglichkeiten der Gesellschaft zur Finanzierung ihrer Aktivitäten sichern und erweitern. Sie soll dem Vorstand mit Zustimmung des Aufsichtsrats insbesondere bei Eintritt günstiger Kapitalmarktbedingungen den Weg zu einer im Interesse der Gesellschaft liegenden flexiblen und zeitnahen Finanzierung eröffnen.

Den Aktionären steht grundsätzlich das gesetzliche Bezugsrecht auf die Options- bzw. Wandelanleihen zu (§ 221 Abs. 4 i.V.m. § 186 Abs. 1 AktG). Um die Abwicklung zu erleichtern, soll von der Möglichkeit Gebrauch gemacht werden, die Options- und/oder Wandelanleihen an ein Kreditinstitut, eine Gruppe von Kreditinstituten oder ein Konsortium von Kreditinstituten mit der Verpflichtung auszugeben, den Aktionären die Anleihen entsprechend ihrem Bezugsrecht anzubieten (mittelbares Bezugsrecht i.S.v. § 186 Abs. 5 AktG). Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zugunsten der Inhaber von bereits ausgegebenen Wandelanleihen und Optionsrechten hat den Vorteil, dass der Wandlungs- bzw. Optionspreis für die bereits ausgegebenen Wandlungs- bzw. Optionsrechte nicht ermäßigt zu werden braucht und dadurch insgesamt ein höherer Mittelzufluss ermöglicht wird. Beide Fälle des Bezugsrechtsausschlusses liegen daher im Interesse der Gesellschaft und ihrer Aktionäre.

Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre vollständig auszuschließen, wenn die Ausgabe der Options- und/oder Wandelanleihen zu einem Kurs erfolgt, der den Marktwert dieser Anleihen nicht wesentlich unterschreitet. Hierdurch erhält die Gesellschaft die Möglichkeit, günstige Marktsituationen sehr kurzfristig und schnell zu nutzen und durch eine marktnahe Festsetzung der Konditionen bessere Bedingungen insbesondere bei der Festlegung von Zinssatz und Ausgabepreis der Options- bzw. Wandelanleihen zu erreichen. Die Platzierung unter Ausschluss des Bezugsrechts der Aktionäre eröffnet die Möglichkeit, einen deutlich höheren Mittelzufluss als im Fall einer Emission mit Bezugsrecht zu realisieren. Maßgeblich hierfür ist, dass die Gesellschaft durch den Ausschluss des Bezugsrechts die notwendige Flexibilität erhält, um kurzfristig günstige Börsensituationen wahrzunehmen. Eine marktnahe Konditionenfestsetzung und reibungslose Platzierung wäre bei Wahrung des Bezugsrechts nicht möglich. Zwar gestattet § 186 Abs. 2 AktG eine Veröffentlichung des Bezugspreises (und damit bei Wandel- bzw. Optionsanleihen der Konditionen dieser Anleihe) bis zum drittletzten Tag der Bezugsfrist. Angesichts der häufig zu beobachtenden Volatilität an den Aktienmärkten besteht aber auch dann ein Marktrisiko über mehrere Tage, welches zu Sicherheitsabschlägen bei der Festlegung der Anleihekonditionen und so zu nicht marktnahen Konditionen führt. Auch ist bei Bestand eines Bezugsrechts wegen der Ungewissheit von dessen Ausübung (Bezugsverhalten) die erfolgreiche Platzierung bei Dritten gefährdet bzw. mit zusätzlichen Aufwendungen verbunden. Schließlich kann bei Einräumung eines Bezugsrechts die Gesellschaft wegen der Länge der Bezugsfrist nicht kurzfristig auf günstige bzw. ungünstige Marktverhältnisse reagieren, sondern ist rückläufigen Aktienkursen während der Bezugsfrist ausgesetzt, die zu einer für die Gesellschaft ungünstigen Eigenkapitalbeschaffung führen können.

Für diesen Fall eines vollständigen Ausschlusses des Bezugsrechts gilt gemäß § 221 Abs. 4 Satz 2 AktG die Bestimmung des § 186 Abs. 3 Satz 4 AktG sinngemäß. Um die dort geregelte Grenze für Bezugsrechtsausschlüsse von 10 % des Grundkapitals einzuhalten, ist die Ausgabe von neuen Aktien auf einen anteiligen Betrag des Grundkapitals der Gesellschaft von bis zu 10 % nach näherer Maßgabe des Beschlussinhalts beschränkt. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die seit der Beschlussfassung zu TOP 7 aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden, sowie eigene Aktien, die die Gesellschaft auf Grundlage einer Rückkaufermächtigung erworben und seit der Beschlussfassung zu TOP 7 unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 AktG veräußert hat. Dadurch wird eine „mehrfache“ Ausnutzung der
10 %-Grenze vermieden.

Aus § 186 Abs. 3 Satz 4 AktG ergibt sich ferner, dass der Ausgabepreis den Börsenpreis nicht wesentlich unterschreiten darf. Hierdurch soll sichergestellt werden, dass eine nennenswerte wirtschaftliche Verwässerung des Werts der Aktien nicht eintritt. Ob ein solcher Verwässerungseffekt bei der bezugsrechtsfreien Ausgabe von Wandel- bzw. Optionsanleihen eintritt, kann ermittelt werden, indem der hypothetische Börsenpreis der Wandel- bzw. Optionsanleihen nach anerkannten, insbesondere finanzmathematischen Methoden errechnet und mit dem Ausgabepreis verglichen wird. Liegt nach pflichtgemäßer Prüfung dieser Ausgabepreis nur unwesentlich unter dem hypothetischen Börsenpreis zum Zeitpunkt der Begebung der Wandel- oder Optionsanleihen, ist nach dem Sinn und Zweck der Regelung des § 186 Abs. 3 Satz 4 AktG ein Bezugsrechtsausschluss wegen des nur unwesentlichen Abschlags zulässig. Die Ermächtigung sieht deshalb vor, dass der Vorstand vor Ausgabe der Wandel- bzw. Optionsanleihen nach pflichtgemäßer Prüfung zu der Auffassung gelangen muss, dass der Aus-

gabepreis, der sich aus den Berechnungsvorschriften in der Ermächtigung ergibt, zu keiner nennenswerten Verwässerung des Werts der Aktien führt. Damit würde der rechnerische Marktwert eines Bezugsrechts auf beinahe null sinken, so dass den Aktionären durch den Bezugsrechtsausschluss kein nennenswerter wirtschaftlicher Nachteil entstehen kann. Soweit es der Vorstand in der jeweiligen Situation für angemessen hält, sachkundigen Rat einzuholen, kann er sich der Unterstützung durch Experten bedienen. So können die die Emission begleitenden Konsortialbanken dem Vorstand in geeigneter Form versichern, dass eine nennenswerte Verwässerung des Werts der Aktien nicht zu erwarten ist.

Unabhängig von dieser Prüfung durch den Vorstand sind eine marktgerechte Konditionenfestsetzung und damit die Vermeidung einer nennenswerten Wertverwässerung im Falle der Durchführung eines Bookbuilding-Verfahrens gewährleistet. Bei diesem Verfahren werden die Options- bzw. Wandelanleihen nicht zu einem festen Ausgabepreis angeboten; insbesondere der Ausgabepreis der Options- bzw. Wandelanleihen und der Zinssatz sowie einzelne Bedingungen der Options- bzw. Wandelanleihen werden auf der Grundlage der von Investoren abgegebenen Kaufanträge festgelegt und so der Gesamtwert der Anleihe marktnah bestimmt. All dies stellt sicher, dass eine nennenswerte Verwässerung des Werts der Aktien durch den Bezugsrechtsausschluss nicht eintritt.

Der vorstehend erwähnte Ausgabepreis der Options- bzw. Wandelanleihen darf nicht verwechselt werden mit dem Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG, also dem Wandlungs- oder Optionspreis, zu dem die Anleihegläubiger Aktien beziehen können oder, bei Wandlungspflicht, müssen. Insoweit ist eine Festlegung in einem Bookbuilding- oder sonstigen Verfahren ausgeschlossen. Vielmehr wird der Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG in allen Fällen, also sowohl bei Gewährung als auch bei (vollständigem oder teilweisen) Ausschluss des Bezugsrechts durch die Ermächtigung vorgegeben. Dies geschieht bewusst nicht durch die heutige Festlegung eines festen Ausgabebetrags, weil dabei die Gefahr bestünde, dass bei positiver Kursentwicklung der Aktie der Gesellschaft entweder Bezugsaktien unter dem Börsenkurs bei Ausgabe der Anleihe bezogen werden könnten oder die Begebung einer Wandel- oder Optionsanleihe ganz unterbleiben müsste. Vielmehr werden hier bewusst nur die Berechnungsgrundlagen vorgegeben, aufgrund derer der Ausgabebetrag i.S.v. § 193 Abs. 2 Nr. 3 AktG zu bestimmen ist. Dabei wird jeweils auf den – in der Ermächtigung näher bestimmten – durchschnittlichen Börsenkurs der Aktie der Gesellschaft unmittelbar vor Ausgabe der Anleihe abgestellt. Durch die Vorgaben der Ermächtigung ist sichergestellt, dass der Ausgabebetrag für die Bezugsaktien stets den durchschnittlichen Börsenkurs bei Ausgabe übersteigt und damit die Verwässerung zulasten der Altaktionäre so gering wie möglich gehalten wird. Die insoweit gewählten Prozentzahlen entsprechen dem (unter Berücksichtigung der Volatilität der Aktie der Gesellschaft) Marktüblichen. Wie üblich, ist der entsprechende Prozentsatz und damit mittelbar der Ausgabebetrag bei Wandlungspflicht niedriger als in den Fällen, in denen die Wandlung in das freie Belieben des Anleihegläubigers gestellt wird. Auch insoweit liegt der Prozentsatz aber über dem durchschnittlichen Börsenkurs der Aktie der Gesellschaft unmittelbar vor Ausgabe der Anleihe.

Außerdem haben die Aktionäre die Möglichkeit, ihren Anteil am Grundkapital der Gesellschaft auch nach Ausübung von Wandlungs- oder Optionsrechten jederzeit durch Zukäufe von Aktien über die Börse aufrechtzuerhalten. Demgegenüber ermöglicht die Ermächtigung zum Bezugsrechtsausschluss der Gesellschaft marktnahe Konditionenfestsetzung, größtmögliche Sicherheit hinsichtlich der Platzierbarkeit bei Dritten und die kurzfristige Ausnutzung günstiger Marktsituationen.

Bericht des Vorstands zu TOP 10 gemäß §§ 71 Abs. 1 Nr. 8, 186 Abs. 4 Satz 2 AktG

Der Vorstand erstattet gemäß §§ 71 Abs. 1 Nr. 8, 186 Abs. 4 Satz 2 AktG über die Gründe für die Ermächtigung des Vorstands, das Bezugsrecht der Aktionäre bei einer Verwendung der Aktien zu den in TOP 10 Ziff. II. lit. a), b) und c) genannten Zwecken auszuschließen, diesen Bericht, der als Bestandteil dieser Einladung auch in der Hauptversammlung und vom Tag der Bekanntmachung der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft ausliegt, im Internet unter www.q-cells.com eingesehen werden kann und jedem Aktionär auf Verlangen unverzüglich übersandt wird:

TOP 10 Ziff. II. enthält den Vorschlag von Vorstand und Aufsichtsrat, die Q-Cells Aktiengesellschaft bzw. Q-Cells SE zu ermächtigen, bis zum 30. November 2009 eigene Aktien im Umfang von bis zu 10 % des Grundkapitals zu erwerben. Die dem Vorstand der Q-Cells Aktiengesellschaft erteilte Ermächtigung gilt nach Wirksamwerden des Formwechsels auch für die Q-Cells SE fort.

§ 71 Abs. 1 Nr. 8 AktG gestattet es, neben dem Erwerb und der Veräußerung über die Börse auch eigene Aktien durch ein öffentliches, an die Aktionäre der Gesellschaft zu richtendes Kaufangebot zu erwerben. Dabei ist der aktienrechtliche Gleichbehandlungsgrundsatz zu beachten.

Die erworbenen eigenen Aktien können unter Ausschluss des Bezugsrechts der Aktionäre dazu verwendet werden, sie im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen daran anbieten zu können. Hiermit soll der Gesellschaft die im internationalen Wettbewerb notwendige Flexibilität gegeben werden, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und fle-

xibel nutzen zu können. So kann sich in Verhandlungen durchaus die Notwendigkeit ergeben, als Gegenleistung nicht Geld, sondern Aktien bereitstellen zu müssen. Die Möglichkeit, eigene Aktien als Gegenleistung anbieten zu können, schafft damit einen Vorteil im Wettbewerb um interessante Akquisitionsobjekte sowie den nötigen Spielraum, sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen liquiditätsschonend nutzen zu können. Dies kann auch unter dem Gesichtspunkt einer optimalen Finanzierungsstruktur sinnvoll sein. Bei der Festlegung der Bewertungsrelation wird der Vorstand sicherstellen, dass die Interessen der Aktionäre angemessen gewahrt werden.

Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht. Der Vorstand wird der Hauptversammlung auf der auf eine etwaige Ausnutzung dieser Ermächtigung folgenden Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigung erstatten.

Die vorstehende Ermächtigung zum Erwerb eigener Aktien soll darüber hinaus zur Ausgabe von Aktien der Q-Cells Aktiengesellschaft bzw. der Q-Cells SE im Rahmen des Stock Option Programms 2003, des Stock Option Programms 2005 und des Stock Option Programms 2007 dienen. Dies kann anstelle von oder in Kombination mit einer Kapitalerhöhung eine sinnvolle Alternative sein. Dabei beinhaltet der Vorschlag einen Ausschluss des Bezugsrechts für den Fall, dass die Aktien zu dem genannten Zweck ausgegeben werden.

Nach Ansicht der Gesellschaft gehört zu einer an den Aktionärsinteressen ausgerichteten Geschäftspolitik ein modernes und breit angelegtes Vergütungssystem unter Einbeziehung der Ausgabe von Aktienoptionen. Die Erfahrung zeigt, dass die Beteiligung der Mitarbeiter und der Vorstände durch Aktienoptionen motivationssteigernd wirkt, eine höhere Identifizierung mit dem Unternehmen schafft sowie die Interessen der Aktionäre mit denjenigen der Geschäftsführung und der Mitarbeiter in Übereinstimmung bringt. Aus diesem Grund sind die Stock Option Programme 2003, 2005 und 2007 eingeführt worden.

Durch die vorgeschlagene Möglichkeit, die Stock Option Programme 2003, 2005, und 2007 aus eigenen Aktien bedienen zu können, entsteht für den Vorstand, bzw. – sofern eigene Aktien an Mitglieder des Vorstands übertragen werden sollen – für den Aufsichtsrat, bei der Ausgabe der Aktien ein größerer Handlungsspielraum, den er entsprechend der jeweiligen Situation nach den Interessen der Gesellschaft und damit auch der Aktionäre wahrnehmen wird.

Diese Möglichkeit entspricht § 71 Abs. 1 Nr. 2 AktG, welcher die Möglichkeit zur Bedienung von Aktienoptionen aus erworbenen eigenen Aktien ausdrücklich vorsieht.

Insoweit entspricht der Ausgabebetrag für jede eigene Aktie dem Basispreis eines Bezugsrechts (einer Aktienoption). Dieser wird bei Ausgabe der Bezugsrechte unter den bestehenden Optionsprogrammen festgelegt und entspricht mindestens dem Wert einer Aktie bei Ausgabe der Bezugsrechte.

Die erworbenen eigenen Aktien sollen auch außerhalb der Börse gegen Barleistung unter Ausschluss des Bezugsrechts veräußert werden können. Voraussetzung dafür ist, dass die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Mit dieser Ermächtigung wird von der in § 71 Abs. 1 Nr. 8 AktG in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG zugelassenen Möglichkeit zum erleichterten Bezugsrechtsausschluss Gebrauch gemacht. Dem Gedanken des Verwässerungsschutzes der Aktionäre wird dadurch Rechnung getragen, dass die Aktien nur zu einem Preis veräußert werden dürfen, der den maßgeblichen Börsenkurs nicht wesentlich unterschreitet. Die endgültige Festlegung des Veräußerungspreises für die eigenen Aktien geschieht zeitnah vor der Veräußerung. Der Vorstand wird einen eventuellen Abschlag vom Börsenkurs so niedrig bemessen, wie dies nach den zum Zeitpunkt der Platzierung vorherrschenden Marktbedingungen möglich ist. Der Abschlag vom Börsenpreis zum Zeitpunkt der Ausnutzung der Ermächtigung wird keinesfalls mehr als 5 % des aktuellen Börsenkurses betragen. Diese Ermächtigung gilt mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10 % des Grundkapitals nicht überschreiten dürfen, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung. Auf diese Begrenzung sind diejenigen Aktien anzurechnen, die während der Laufzeit dieser Ermächtigung aus Genehmigtem Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Ferner sind auf diese Begrenzung diejenigen Aktien anzurechnen, die zur Bedienung von Options- oder Wandelanleihen ausgegeben wurden bzw. auszugeben sind, sofern die Options- oder Wandelanleihen während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben wurden. Mit dieser Beschränkung und dem Umstand, dass sich der Ausgabepreis am Börsenkurs zu orientieren hat, werden die Vermögens- und Stimmrechtsinteressen der Aktionäre angemessen gewahrt. Die Ermächtigung liegt im Interesse der Gesellschaft, weil sie ihr zu größerer Flexibilität verhilft. Sie ermöglicht es beispielsweise, eigene Aktien an institutionelle Anleger zu veräußern oder neue Investorenkreise zu erschließen.

* * *

Teilnahme an der Hauptversammlung und Nachweis des Anteilsbesitzes

Zur Teilnahme an der Hauptversammlung sind diejenigen Stamm- und Vorzugsaktionäre und zur Ausübung des Stimmrechts sind diejenigen Stammaktionäre nach § 17 Abs. 1 und Abs. 2 der Satzung berechtigt, die ihre Teilnahme vor der Hauptversammlung bei der Gesellschaft rechtzeitig anmelden und der Gesellschaft ihren Anteilsbesitz nachweisen. Die **Anmeldung** muss der Gesellschaft in Textform zugehen. Der **Nachweis des Anteilsbesitzes** muss durch einen von dem depotführenden Institut in Textform erstellten Nachweis erfolgen. Der Nachweis des depotführenden Instituts hat sich auf den Beginn des 05. Juni 2008 (0:00 Uhr Mitteleuropäische Sommerzeit – MESZ) zu beziehen. Sowohl die Anmeldung als auch der Nachweis des Anteilsbesitzes müssen der Gesellschaft jeweils spätestens bis zum Ablauf des **19. Juni 2008** unter der folgenden Adresse zugehen:

Q-Cells Aktiengesellschaft
c/o Dresdner Bank AG
WDHHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Telefax: + 49 (0) 69 / 5099 – 1110
E-Mail: hv-eintrittskarten@dwpbank.de

Im Verhältnis zur Gesellschaft gilt für die Teilnahme an der Hauptversammlung oder die Ausübung des Stimmrechts als Aktionär nur, wer den Nachweis erbracht hat. Nach rechtzeitigem Eingang von Anmeldung und Nachweis des Anteilsbesitzes bei der Gesellschaft unter der genannten Adresse werden den Aktionären Eintrittskarten für die Hauptversammlung ausgestellt und übersandt, die ihnen als Ausweis für die Teilnahme an der Hauptversammlung und Ausübung der Aktionärsrechte dienen.

Teilnahme- und Stimmrechtsvertretung

Die Stammaktionäre können ihr Teilnahme- und Stimmrecht in der Hauptversammlung und die Vorzugsaktionäre ihr Teilnahmerecht an der Hauptversammlung auch durch Bevollmächtigte, z.B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl, ausüben lassen. Voraussetzung hierfür ist, dass zuvor eine Eintrittskarte nach Anmeldung und Nachweis des Anteilsbesitzes ausgestellt wurde. Entsprechende Vollmachtsvordrucke werden den Aktionären zusammen mit der Eintrittskarte übersandt. Die Bevollmächtigung kann schriftlich, per Telefax oder elektronisch erfolgen.

Q-Cells Aktiengesellschaft bietet ihren Stammaktionären an, dass sie sich nach Maßgabe ihrer Weisungen auch durch einen von der Gesellschaft benannten Stimmrechtsvertreter in der Hauptversammlung vertreten lassen können. Diesen Stimmrechtsvertretern müssen dazu eine Vollmacht und Weisungen für die Ausübung des Stimmrechts erteilt werden. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen.

Weitere Einzelheiten zur Teilnahme und zur Ausübung des Stimmrechts durch Bevollmächtigte ergeben sich aus den Unterlagen, die den Aktionären gemeinsam mit der Eintrittskarte übersandt werden.

Anträge von Aktionären

Anträge von Aktionären gemäß § 126 AktG und Wahlvorschläge gemäß § 127 AktG sind in Textform ausschließlich an folgende Adresse zu richten:

Q-Cells Aktiengesellschaft
- Investor Relations -
OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Telefax: +49 (0) 3494 / 66 99 1 00 00
E-Mail: investor@q-cells.com

Ordnungsmäßige Gegenanträge und Wahlvorschläge, die bis spätestens zwei Wochen vor dem Tag der Hauptversammlung unter der vorstehenden Adresse eingehen, werden unverzüglich unter der Internetadresse www.q-cells.com veröffentlicht. Stellungnahmen der Verwaltung zu etwaigen Anträgen werden ebenfalls dort veröffentlicht. Anderweitig adressierte oder verspätet eingegangene Anträge werden für die Zugänglichmachung nach §§ 126, 127 AktG nicht berücksichtigt.

Angaben gemäß § 30b Abs. 1 Nr. 1 WpHG

Das Grundkapital der Gesellschaft von 111.283.017,00 Euro ist im Zeitpunkt der Einberufung der Hauptversammlung eingeteilt in 80.713.033 Stammaktien und 30.569.984 Vorzugsaktien ohne Stimmrecht. Jede Stammaktie gewährt eine Stimme, so dass im Zeitpunkt der Einberufung der ordentlichen Hauptversammlung auf Grundlage der Satzung 80.713.033 Stimmrechte bestehen.

Bitterfeld-Wolfen, im Mai 2008

Q-Cells Aktiengesellschaft

- Der Vorstand -

ONE SUN. ONE WORLD. ONE Q.



GLOBAL AWARENESS. GLOBAL PRESENCE. REPORT AS OF 31 MARCH 2008

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)		01/01–03/31 2008	01/01–03/31 2007	2007	2006	2005	2004	2003[1]	2002[1]
Income									
Sales revenues	€ million	269.7	163.5	858.9	539.5	299.4	128.7	48.8	17.3
Export ratio	%	69.2	57.6	60.7	53.3	36.8	25.8	30.4	43.3
Change in stocks of finished and unfinished products	€ million	–5.2	8.7	–0.3	18.7	11.9	–1.2	4.8	2.1
EBITDA	€ million	68.0	41.2	222.0	147.2	74.4	24.8	8.5	2.4
Operating income (EBIT)	€ million	58.9	36.2	197.0	129.4	63.2	19.6	5.3	0.9
Earnings before taxes (EBT)	€ million	68.1	45.3	209.8	138.0	59.9	17.9	4.3	0.1
Net income for the period (after minorities)	€ million	54.4	33.7	148.4	97.1	39.9	12.0	3.0	0.2
Assets									
Net financial receiveables (+)/ net financial debt (–)[2]	€ million	–106.2	167.2	171.1	130.0	194.1	–30.0	–17.6	–13.2
Total assets[2]	€ million	2,599.7	2,355.8	2,588.3	634.5	456.1	113.1	52.6	26.6
Shareholders' equity[2]	€ million	1,895.7	1,711.9	1,833.8	440.0	321.3	34.7	10.3	0.8
Equity ratio[2]	%	72.9	72.7	70.8	69.3	70.4	30.7	19.6	3.0
Financial condition									
Operating cash flow	€ million	–195.2	12.9	205.7	23.7	22.6	6.4	0.6	–2.2
Capital expenditure	€ million	81.6	50.6	252.3	67.3	46.6	35.1	15.0	7.0
Free Cash flow	€ million	–264.6	–35.4	–37.8	–28.7	–8.0	–21.8	–8.5	–6.9
Cash and cash equivalents[2]	€ million	291.4	582.9	414.1	147.3	200.6	2.5	1.4	0.1
Production									
Nominal capacity[2]	MWp	700	420	645	420	292	170	63	22
Production capacity[2]	MWp	560	336	516	336	234	136	50	17
Actual Production	MWp	117.0	78.0	389.2	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	32.0	21.8	106.3	70.90	46.27	22.15	8.94	3.65
Employees[2]	Number	1,804	1,081	1,707	964	767	484	207	82

1) Individual financial statement 2) At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS (STATUS 03/31/2008)		2008	2009	2010	2011–2018
Purchase					
Contracted/secured	MWp	598	1,114	1,216	15,000[1]
Additional potential availabilities[2]	MWp	69	370	1,470	[3]
Weighted sum	**MWp**	**619**	**1,225**	**1,657**	**15,000**
		2008	**2009**	**2010**	**2011–2018**
Sales					
Contracted/secured[4]	MWp	472	647	672	3,500
In negotiation	MWp	~98	~560	~1,080	~12,000

1) Includes optional quantities of the second fab of Elkem.
2) Potential additional volumes may result from current negotiations, annual on-going deliveries, thickness reduction and volumes from potential new suppliers. Based on experience only a part (assumption: ~30%) leads to additional delivery quantities.
3) Forecasts will be undertaken later on in the relevant time frames.
4) +/–10% variation because of stipulations.

OVERVIEW BUSINESS SEGMENTS (01/01–03/31/2008)		Core business	New technologies		REC			Group
			Full consoli-dation[1]	Equity-consoli-dation[2]	Income at equity	PPA[3]	Put options	
Sales revenues	€ million	269.0	0.7					269.7
Gross profit	€ million	99.6	–0.2					99.4
EBIT	€ million	63.8	–4.9					58.9
Net income (after minorities)	€ million	43.1	–4.0	–2.4	4.5	–2.9	16.1	54.4

1) Calyxo GmbH, Sontor GmbH, VHF Technologies SA
2) Solibro GmbH, EverQ GmbH, Solaria Corporation, CSG Solar AG
3) Amortisation on intangible assets (order backlog and technologies)

- EXPANSION OF PRODUCTION CAPACITY IN THE CORE BUSINESS AND NEW TECHNOLOGIES IS PROCEEDING
- SECOND PRODUCTION COMPLEX UNDER CONSTRUCTION IN MALAYSIA
- ANOTHER MAJOR SILICON CONTRACT CONCLUDED
- PRODUCTION OF INGOTS DECIDED
- A NEW BUSINESS SEGMENT: PROJECT PLANNING FOR LARGE PV SYSTEMS
- IN THE FIRST THREE MONTHS, PRODUCTION INCREASES BY 50% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- SALES INCREASE BY 65%
- EBIT FOR THE PERIOD GROWS BY 63% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR

CONTENTS

DEAR SHAREHOLDERS, FRIENDS AND PARTNERS OF Q-CELLS AG,

The first quarter of 2008 again entailed some changes for Q-Cells. This alone is unlikely to surprise anybody who has been following the development of our Company and the entire sector, as the tempo is unbelievably rapid. Nevertheless, even by our standards, we had something special to report.

The sun shines on the entire world, more on some places, less on others. It is therefore consequential that the photovoltaic industry is increasingly adapting to global markets. This not only includes appropriate procurement and marketing strategies but also the internationalisation of production capacity. Proximity to new markets plays as important a role in this connection as the increasing importance of keeping one's cost structure competitive or hedging currency fluctuations. And not least there is the issue of attracting the best brains everywhere to this rapidly expanding and technology driven sector, as we will only be able to achieve our major targets with them.

To face the challenges of international competition, Q-Cells has now found a location for a second production complex in a meticulous selection procedure. The Selangor Business Park in Malaysia, not far from the capital Kuala Lumpur, won the day. A whole range of reasons argued in favour of this location: proximity to the expanding markets of Asia, outstanding investment conditions in the south east Asian country, good infrastructure, the potential workforce – not least through proximity to Kuala Lumpur's prestigious technical university –, the close link between the national currency and the US dollar and the international flair of the mega-city Kuala Lumpur.

In the meantime, work has already started on the construction of the production complex. The capacity of the first phase of expansion should stand at more than 300 Megawatt peak (MWp), the first line offering capacity of 160 MWp will start production as early as the first quarter of 2009. The product is crystalline solar cells; nothing has changed in this respect. However, the vertical integration to which we aspire in Malaysia is new. Since in addition to cells, we shall also manufacture preliminary products, namely silicon ingots and wafers, there ourselves. However, this will not make us one of the "integrated solar groups", of which some speak so favourably. This extension of production has one reason: silicon supply contracts. Thanks to the supply contract concluded with the Norwegian company Elkem Solar last year, which is unique in its scope in the sector, and the supply contract concluded this quarter with the Canadian company Bécancour Silicon, which is also very large, our supply relationships have changed. While, to date, we have predominantly purchased silicon wafers, today we are also receiving very large quantities of raw silicon. Before cells can be manufactured from this, the material must be processed into ingots and wafers. As a result, we were faced with the decision as to whether we would process the material ourselves or have it processed. Our calculations showed that it is more cost effective to process at least a large proportion of the material ourselves.

We therefore announced last year that we would be getting involved in wafer production and in the past quarter we also decided to produce ingots. To this end, we are establishing a centre of expertise in Bitterfeld-Wolfen, to gather experience and optimise the processes involved. We shall then produce ingots on a large scale in Malaysia where the facilities in question can be integrated in the emerging production complex.

In addition to these important developments for Q-Cells, an event in the first quarter gave us particular pleasure: the research application "Solarvalley Mitteldeutschland", supported by Q-Cells among others, reached the second and deciding round in the German federal government's top cluster competition in March 2008. 12 research institutions and 25 solar companies from the German states of Saxony, Saxony-Anhalt and Thuringia along the entire value added chain of the silicon-photovoltaics industry from raw materials to the integrated PV system are cooperating in the project. The major objectives of the application are the implementation of joint research and development projects and the creation of a regional training structure for highly qualified engineers and scientists at grammar schools, universities and research institutions. The aim is for the photovoltaic sector to extend its technological lead over its foreign competitors, particularly those from Asia, and to achieve the major aim of grid parity as quickly as possible. Selection by an independent commission is further confirmation of the fact that solar energy offers Germany and our region remarkable prospects for the future.



In the first three months of 2008, Q-Cells AG continued its **expansionary course.**

In the first quarter of 2008, we established and developed **production capacity** as planned. By retrofitting and optimising production lines I to IV and further expanding line V, we have expanded capacity in our core business so that we shall achieve a capacity of 630 MWp by the middle of the year (year-end 2007: 516 MWp).

In addition, we have decided to expand production capacity further. At the Bitterfeld-Wolfen site, we shall construct and ramp up the first construction phase of production line VI in the second half of the year, which will increase capacity to a total of 760 MWp by the year-end. Work has also started on construction of the first factory outside Germany at our second production site in Selangor/Malaysia. The first phase of expansion with a capacity of 160 MWp will be ramped up by the end of the first quarter of 2009. The first Malaysian production line is to achieve a total capacity of more than 300 MWp.

In addition to capacity for the production of solar cells, we are currently preparing production of the preliminary products **ingots and wafers.** The reason for this extension in our production depth is to be found in the extensive supply contracts for silicon that we concluded last year. The corresponding capacity at the site in Malaysia will match that of cell production, which means it will stand at more than 300 MWp in the first phase of expansion.

Development of production capacity in the **new technologies** proceeded as planned in the first quarter of the year. The subsidiaries and affiliated companies **Sontor** GmbH, **Calyxo** GmbH and **Solibro** GmbH will start serial production of thin-film modules based on different technologies in mid-2008. In each case the first phase of expansion will have a capacity of 25 MWp. In the last quarter, Q-Cells resolved to expand both Calyxo and Sontor and to construct additional phases of expansion of 60 MWp each. Calyxo GmbH, which produces cadmium telluride thin-film modules, will therefore achieve a capacity of 85 MWp by the end of 2008; at Sontor, which uses a silicon thin-film technology, the ramp-up to this capacity is to start in the second quarter of 2009. Solibro GmbH, which commercialises a copper-indium-gallium-diselenide (CIGS) technology developed in Sweden, produced its first module in April 2008. The fourth in the group is **VHF-Technologies** SA (brand name "flexcell") in the Swiss town of Yverdon-les-Bains, which is constructing a factory for flexible thin-film modules. This first production plant will also achieve a capacity of 25 MWp.

In our **core business** – the manufacture of monocrystalline and polycrystalline solar cells – we have increased **production** by 50% in comparison with the same period in the previous year to 117.0 Megawatt peak (MWp) (78.0 MWp in the first quarter of 2007). This means that

production volume is slightly down on the figure for the previous quarter (132.6 MWp). This is attributable to the scheduled retrofit and optimisation measures carried out in the past quarter in production lines I to IV, to increase their production capacity.

Sales rose by 65 % to € 269.7 million (€ 163.5 million) compared with the same period in the previous year. EBIT increased by 63 % to € 58.9 million (€ 36.2 million). Net income for the period from core business amounted to € 36.7 million, which equates to an increase of 39 % on the previous year's income of € 26.2 million. Overall, including pro rata income from the stake in REC and the revaluation of the put options for REC shares, net income for the period amounts to € 54.4 million (€ 33.7 million).

On the basis of these figures and the existing contracts on the procurement and sales side, we are expecting a production volume of 570 MWp in the core business, the manufacture of crystalline solar cells, for **2008 as a whole.** Including thin-film production, Q-Cells AG will probably achieve total production of between 595 and 620 MWp. We are expecting total sales of ca. € 1.275 billion and an EBIT margin of around 20 %. Before taking account of the income contribution from REC, the Company aims to achieve a return on sales of 14 %.

We were also able to create a number of **new jobs** in the first quarter of 2008 thanks to continuing growth. In total, 97 new colleagues joined the Q-Cells Group in the first three months of the year. As at 31 March 2008, Q-Cells AG employed a total of 1,804 staff in the Group, of whom 70 were trainees.

The basis for further growth by Q-Cells AG in its core business has been created by the largely assured **supply of silicon and silicon wafers.** In the first quarter of 2008, we again succeeded in concluding a comprehensive contract for the supply of solar silicon, this time with the Canadian company Bécancour Silicon Inc. (BSI). BSI is a wholly owned subsidiary of Timminco Ltd, one of the world's leading specialists for specialty and light metals. The contract comprises deliveries of 410 tonnes for 2008 and 3,000 tonnes in 2009 at fixed prices. Deliveries have begun immediately after the contract had been signed. By the end of July 2008, the partners will conclude an additional contract for the subsequent years from 2010 to 2013 for deliveries of up to 6,000 tonnes every year. The prices for these additional qualities will be negotiated in line with the market environment. BSI has developed its own process for cleaning metallurgical silicon and consequently making it usable for the production of solar cells. In extensive tests, Q-Cells has achieved very good results in cell production using the unblended BSI material.

As a result, as at 31 March 2008, we had concluded supply contracts on the procurement side for a total output of 598 MWp for 2008, 1,114 MWp for 2009, 1,216 MWp for 2010 and approx. 15,000 MWp for the period from 2011 to 2018. Additional contracts are under negotiation.

Q-Cells AG is continuing to **internationalise its customer base.** As in the previous year, its growth markets in 2008 are located in southern Europe, North America and the Far East. The export ratio in the first three months of 2008 stood at 69.2 % (compared with 57.6 % in the same period in the previous year). The largest foreign market was Spain, and we could record particularly high growth rates compared with the same period in the previous year on the Asian growth markets of India and Korea.

TECHNOLOGY

Development of the Q-Cells research centre in Bitterfeld-Wolfen proceeded as planned in the past quarter. The opening ceremony will take place in summer. From 2008, work on the existing research projects to develop new cell designs with far higher efficiency ratings will be carried out there. The option of testing the cells and the new machinery needed to manufacture them in our own test line signifies a major step towards these new generations of cells being ready for marketing.

We now have more than 250 scientists and engineers working in the technology department on cutting photovoltaic production costs by reducing the material used and increasing cells' efficiency ratings.

In this connection, the refinement of production processes plays an important role with cooperation between cell manufacturers and equipment manufacturers being crucial. A good example of this is provided by the cooperation started in the first quarter between Q-Cells AG and Singulus Technologies AG, a specialist in coating technology. The two companies have agreed to jointly develop an innovative equipment for coating solar cells with anti-reflective structures. The aim of the exclusive cooperation is to exploit the companies' specific expertise to develop a technology, which is superior to existing equipment with regard to coating quality and cost efficiency.



NEW BUSINESS SEGMENT: PLANNING AND DEVELOPMENT OF LARGE-SCALE PHOTOVOLTAIC FACILITIES

To take account of the increasing globalisation of the photovoltaic market and the new demands on our marketing structures through the imminent production of thin-film modules, we have decided to open up the business segment of planning and development of large-scale ground-mounted and roof-top facilities. To this end, we have established **Q-Cells International GmbH** as a wholly owned subsidiary with the objective of acquiring a better understanding of customers' expectations and experience with the new thin-film technologies. An initial project in Saxony-Anhalt, in the immediate vicinity of Q-Cells headquarters, with a total capacity of 7 MWp is under construction and is already partly connected to the grid. Following consolidation, Q-Cells International will contribute approx. € 25 million to sales in 2008 and approx. € 50 million in 2009.

INVESTMENTS IN WAFER-BASED TECHNOLOGIES

The expansion in production capacity at **EverQ GmbH** – a joint venture between Q-Cells AG, US-based Evergreen Solar, Inc. and the Norwegian company REC Renewable Energy Corporation ASA – in Bitterfeld-Wolfen proceeded as scheduled in the first quarter of 2008. In January, the company laid the foundation stone for the third factory with a capacity of 80 MWp and in March we celebrated the topping-out ceremony. With this third factory, EverQ is expanding its production capacity to a total of 180 MWp, and capacity of 600 MWp is to be reached by 2012. In addition, the company has strengthened its management team with Hans-Jörg Axmann as Chief Technology Officer (CTO) and Jörg Baumheuer as Chief Operating Officer (COO).

The **Solaria** Corporation based in Fremont, Ca./USA is currently constructing its first production line in the Philippines, where production capacity of 25 MWp should be available in the middle of the year. Solaria has developed a low concentration technology, which allows two or three times as much output to be generated from the same number of solar cells as with traditional module technology.

As far as the Company's future is concerned, **attracting qualified trainees** is of major importance. We have therefore significantly expanded our endeavours in this area in recent months. It is a matter of particular importance for us to inspire enthusiasm for photovoltaics in young people at an early stage and consequently to influence their choice of profession and degree course and counter the looming lack of qualified staff in the long-term. A good example of this approach is provided by the new bachelor degree course in solar technology at the Anhalt University of Applied Sciences in Köthen, not far from our headquarters. The course is bipartite in structure, which means that students are employed as trainees by Q-Cells and their theoretical studies and practical training are closely linked. The degree course will be available from the winter semester 2008/2009.

Solar energy is such a vital issue for the future that it is impossible to start enthusing young people too early. This is why Q-Cells has sought contacts with schools in the region in the past quarter. Together with EverQ, the German employment agency and other public institutions, Q-Cells issued invitations to a conference for school heads to discuss how the topic can be more effectively integrated into the curriculum. Many suggestions from this school heads' conference are now being worked on in smaller projects and subsequently implemented.

We should like to express our heartfelt thanks to the employees of Q-Cells AG and all its subsidiaries and affiliated companies for their outstanding contribution in the past quarter. We should also like to thank our shareholders for the confidence they place in Q-Cells AG.

Bitterfeld-Wolfen, OT Thalheim, 14 May 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

THE Q-CELLS SHARE

Share markets start very weak in 2008, solar shares suffer strongly

KEY SHARE DATA AS OF 03/31/2008

Ordinary shares	
Symbol	QCE
Security indentifation number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE GR
Reuters	QCEG.DE
TecDAX listing	since 19 December 2005
Preference shares (not listed)	
Security indentifation number (WKN)	A0MFZE
ISIN	DE000A0MFZE1

Number of ordinary shares as of 31 March 2008 (listed)	Units	80,689,389
Number of preference shares as of 31 March 2008 (not listed)	Units	30,569,984
Total number of shares as of 31 March 2008	**Units**	**111,259,373**
Average number of ordinary shares in Q1 2008	Units	80,689,389
Average number of preference shares in Q1 2008	Units	30,569,984
Average total number of shares in Q1 2008	**Units**	**111,259,373**
Ordinary shares		
Share closing price as of 31 March 2008 (Xetra)	€	62.86
Share price high in Q1 2008 (Xetra)	€	98.18
Share price low in Q1 2008 (Xetra)	€	46.22
Market value of ordinary shares as of 31 March 2008	€ million	5,072
Earnings per ordinary share (undiluted)	€	0.49
Earnings per ordinary share (diluted)	€	0.47
Operating cash flow per ordinary share	€	−2.42

At the beginning of the year, sentiment on international share markets collapsed. While stable earnings trends in industrial sectors to the end of 2007 ensured that shares only lost ground slightly in the fourth quarter of 2007, investors' attention focused far more closely on risks, some of which had been apparent for some time, at the beginning of the new year. News of banks' loan defaults, triggered by the crisis on the US mortgage market, has been a constant burden on share prices since the beginning of the year. The rapid assistance provided by the Federal Reserve, which cut its key interest rate by 75 basis points in an extraordinary meeting and subsequently by a further 50 basis points to 2.25% in an ordinary meeting, only provided temporary relief. Concerns that the crisis on the American property market would spill over into the economy as a whole dominated events on the market too heavily.

Despite this macroeconomic environment, prices fell far more sharply in Europe than in the USA, the country where this turbulence had originated. For example, the Dow Jones and the broader index, the S&P 500 lost 7.6% and 10.0% respectively, while the EuroStoxx 50 recorded a fall of 17.5% in the first quarter of 2008. The two German share indices that suffered the greatest falls, namely 19.0% and 20.3% respectively, in the first three months of 2008 were the DAX and the TecDAX. Admittedly, these two indices had achieved above-average growth in 2007. The MDAX and SDAX closed the first quarter with a fall of 10.9% and 13.6% respectively.

SHAREHOLDER STRUCTURE (AS OF MARCH 2008)

ORDINARY SHARES: 80,689,389



- 29.1% Good Energies (Solar Investments) S.à r.l. (23,466,513)
- 10.0% FMR (Fidelity) (8,051,427)
- 60.9% Other (49,171,449)

(FMR and Other) **70.9%** Free Float

TOTAL SHARES: 111,259,373



- 27.5% Preference shares (30,569,984)
- 21.1% Ordinary shares (23,466,513)

(Preference and ordinary shares) **48.6%** Good Energies (Solar Investments) S.à r.l.

- 7.2% FMR (Fidelity) (8,051,427)
- 44.2% Other (49,171,449)

(FMR and Other) **51.4%** Free Float

PERFORMANCE OF THE Q-CELLS SHARE AND COMPARATIVE INDICES IN 1. QUARTER 2008
SHARE PRICE (IN €, REBASED)



110
100
90
80
70
60
50
40
30
Jan.
Febr.
March

Q-Cells −35.6% | PPVX −38.5% | TecDAX −20.3% | DAX −18.7%

The solar industry's shares, which had achieved well above-average growth in the previous year, came under far greater pressure than the international and German standard indices. The Photon Photovoltaic Stock Index (PPVX), which is made up of 30 international companies in the solar sector, fell by 38.5% in the course of the first three months of 2008.

Without any news from the Company, the Q-Cells share fell from € 97.60 at the beginning of the year to € 55.49 on 21 January 2008. There then followed a phase of consolidation until 19 February 2008, when Q-Cells published provisional figures for fiscal year 2007 which exceeded market expectations. This positive news from the Company and the conclusion of a major supply contract for solar cells with aleo solar on 12 March 2008 cut no ice in the depressed market environment. Rather share prices remained highly volatile and the Q-Cells share lost more ground in the course of the general market weakness. On 20 March 2008, the lowest price to date this year was reached at € 46.22. In the run-up to the balance sheet press conference, the share price recovered slightly. This upward trend was reinforced by a raft of positive corporation communications at the balance sheet press conference on 27 March 2008. The Q-Cells share finished trading at the end of first quarter at a price of € 62.86, or a fall of 35.6%. As a result, the share fell slightly less than the 38.5% fall in the PPVX.

DISTRIBUTION OF ANALYST'S RATINGS (AS AT 6 MAY 2008)


23 Buy
4 Hold
1 Sell

There was no change to the number of ordinary and preference shares issued by Q-Cells in the first quarter. The number of ordinary shares remains at 80.7 million and the number of preference shares at 30.6 million.

Since the beginning of the year, two more banks, Morgan Stanley and MainFirst, have included the Q-Cells share in their coverage. As a result, the number of share analysts has risen to 28, of whom just over half, or 15 analysts, are employed by foreign banks. This equates to well above-average coverage for a TecDAX stock. As at the beginning of May 2008, 23 of the banks covering the share recommended buying Q-Cells shares. Four analysts have rated it 'hold' and one analyst recommends selling Q-Cells shares. The range of upside price objectives extends from € 47.50 to € 130.00, with the average standing at just over € 86.

GROUP MANAGEMENT REPORT

Q-CELLS' BUSINESS SITUATION

DEVELOPMENTS TO DATE IN 2007

Core business
In the first three months of the current year, we decided to expand our capacity for the production of crystalline solar cells further. We shall start construction of the new production line VI at our Bitterfeld-Wolfen site in the course of the second half of 2008. The first phase of expansion with a production capacity of 130 MWp will start production in the fourth quarter of 2008. Since the photovoltaic business is increasingly evolving globally, we have decided to construct the seventh production line in Malaysia. This seventh factory will achieve a production capacity of over 300 MWp over several phases of expansion. Construction of the first phase (160 MWp) began in the first quarter of 2008. The ramp-up will start at the end of the first quarter of 2009.

At the end of March, we signed a contract for the supply of directly cleaned metallurgical silicon with the Canadian company Bécancour Silicon Inc. (BSI). The contract encompasses the delivery of 410 tonnes in 2008 and 3,000 tonnes in 2009 at fixed prices. Deliveries started immediately the contract was signed. Both partners want to conclude a follow-up contract for the subsequent years from 2010 to 2013 covering volumes of up to 6,000 tonnes per year by the end of July.

On the basis of the contractually agreed silicon quantities – including the quantities from BSI – Q-Cells has decided to move into ingot production and to expand capacity for wafer production above and beyond its existing plans. We shall develop a centre of expertise for ingot production at the Bitterfeld-Wolfen site. We shall also – as announced previously – construct a wafer production plant with a capacity of 80 MWp immediately in front of cell production line V. We shall develop ingot and wafer production capacity of more than 300 MWp each – to match our cell production capacity – at the new site in Malaysia over several phases of expansion.

We signed an additional contract for the supply of solar cells with our long-standing customer aleo solar in March. The contract provides for Q-Cells supplying solar cells with a total output of at least 1.27 GWp to aleo solar from the end of 2008 to 2019. Furthermore, the contract provides for bilateral options for the supply of solar cells with an output of up to an additional GWp in total.

New technologies
In addition to the expansion in our core business, we have also decided to expand capacity further at our subsidiaries and affiliated companies involved in thin-film business.

We have, for example, decided to increase production capacity at both Calyxo and Sontor by 60 MWp each. Production is expected to start at both new plants in the second quarter of 2009. This will give both subsidiaries production capacity of 85 MWp each once expansion is completed.

In mid-April, Solibro started production of its first test modules at the Bitterfeld-Wolfen site. The ramp-up of the new production facility is proceeding as planned. Full production capacity at the first industrial scale plant of 25 to 30 MWp will be reached at the end of 2008.

Please refer to the section on investments and new technologies in the 2007 Annual Report for a detailed description of the various new technologies.

INCOME

Revenue development

Q-Cells continued its dynamic growth in the first quarter of 2008. We have increased production output by 50.0% compared with the same period in the previous year to 117.0 MWp. In the course of the first half, we shall implement the findings acquired in our most recent production line V as part of a retrofit programme for production lines I to IV. As a result of these optimisation measures, we shall not have the full capacity of lines I to IV at our disposal in the first half. This is one of the two major reasons that led to production being lower in the first quarter than in the fourth quarter of 2007. In addition, production output in the fourth quarter of 2007, amounting to 132.6 MWp, was exaggerated by an extraordinary factor. In the second and third quarters of 2007, we had virtually completed the production process for solar cells with an output of 10 MWp and all that was required for these solar cells in the fourth quarter of 2007 were the final stages of production.

As a result of the sharp increase in production volumes in the core business, Group sales grew by 65.0% to € 269.7 million in the first three months of 2008. The figure for core business sales of € 269.0 million includes revenues from Q-Cells International's project business of € 3.9 million. Sales in the New Technologies segment amounted to € 0.7 million in the first quarter of 2008.

If account is taken of sales in other reporting segments, sales in project business and changes in inventories, we arrive at a figure for total output of solar cells of € 259.9 million in the first quarter of 2008 (previous year: € 162.3 million). The reduction in stocks of finished and unfinished products of € 5.2 million in the first quarter of 2008 includes an increase in stocks of unfinished products. Therefore the reduction in finished products was higher than the shown € 5.2 million. This is also reflected in the volume of solar cells actually sold, which is above the production volume of 117.0 MWp. The sales reported for core business also include revenue from the sale of large wafer fragments. If all the extraordinary factors mentioned are taken into account, the average sales price per Wp was virtually unchanged on the second half of 2007. In essence, this is attributable to the sharp increase in demand from Spain.

GROWTH IN GROUP SALES IN € MILLION


163.5
Q1 2007
269.7
Q1 2008

In the first quarter of 2008, the export ratio stood at 69.2% (compared with 57.6% in the same period in the previous year). This means that Q-Cells has again increased its export ratio sharply compared with the figure of 60.7% achieved for 2007 as a whole.

Presently, we supply 80 customers in 40 countries around the world. Our most important sales market was Germany with a 30.8% share of sales (previous year: 42.4%). The proportion generated in other EU countries rose sharply from 15.1% in the same period in the previous year to 36.2% in the first quarter of 2008. This is largely attributable to the sharp increase in deliveries to Spain. Spain was by far our second most important sales market in the period under review. Other southern European markets, such as Italy, France and Cyprus, also recorded very dynamic growth. In markets outside the EU, we achieved particularly rapid growth in sales in India and South Korea.

We expect that Germany will remain the most important market for photovoltaics in the next few years. However, growth rates outside Germany will be higher. This will be reflected in a rising export ratio in the next few years. In addition our German customers are also establishing more sales channels in foreign markets.

Income growth and changes in major items on the income statement

As in previous years, strong growth in sales in the first quarter of 2008 led to a sharp rise in operating income (EBIT) and net income for the period.

In the first quarter of 2008, the **gross margin**[1] improved compared with the same period in the previous year from 34.3 % to 37.5 % and was consequently virtually at the level of the gross margin for 2007 as a whole of 37.7 %.

Depreciation in the first quarter of 2008 rose by 82.0 % compared with the same period in the previous year to € 9.1 million. This was due to the substantial investment in expanding production capacity in the past year. This led to an increased depreciation ratio of 3.4 % compared with 2.9 % in the same period in the previous year.

In the first quarter of 2008, **personnel expenses** amounted to € 19.9 million (previous year: € 12.1 million). At 7.5 %, the personnel expenses ratio was higher than the figure for the same period in the previous year of 7.0 %. Among other things, this reflects the rapid expansion in our research and development department.

In the first three months of 2008, **other operating expenses** increased from € 9.4 million in the same period in the previous year to € 17.0 million. The figure in relation to total output rose to 6.4 % (previous year: 5.5 %), which means it is at the level of fiscal year 2007, namely 6.3 %.

Operating income (EBIT) rose sharply to € 58.9 million and is therefore 62.7 % up on the previous year's figure of € 36.2 million. The EBIT margin grew, despite the ramp-up costs in the new technologies, to 22.3 % compared with the figure for the same period in the previous year of 21.0 % because of the increase in the gross margin.

In the period under review, **income from financial assets accounted for using the equity method** stood at € –0.8 million compared with a positive figure of € 5.8 million in the same period in the previous year.


OPERATING INSOME (EBIT) IN € MILLION
36.2
Q1 2007 (EBIT margin 21.0 %)
58.9
Q1 2008 (EBIT margin 22.3 %)
NET INCOME FOR THE PERIOD (AFTER MINORITIES) IN € MILLION
33.7
Q1 2007 (Return on sales* 19.6 %)
54.4
Q1 2008 (Return on sales* 20.6 %)
* in relation to total output and net income for the period

The reduction of € 6.6 million is almost entirely attributable to the € 5.4 million reduction in pro rata net income from our stake in **Renewable Energy Corporation ASA (REC).** In the same period in the previous year, this income amounted to € 7.0 million, whereas the intangible assets acquired were not subject to any depreciation in the first quarter of 2007. The pro rata income of € 1.6 million from REC reported in the first quarter of 2008 contains both the pro rata positive net income of € 4.5 million and depreciation on the intangible assets (orders backlog and technologies) acquired of € 2.9 million.

Because of the ramp-up of the first industrial scale production facility, the pro rata loss by Solibro and Solaria of € –1.4 million and € –0.7 million respectively was higher than the figures in the same period in the previous year of € –0.4 million and € –0.1 million respectively.

Delays in bringing the 25 MWp module manufacturing facility at CSG Solar up to full production led to a pro rata loss that had risen to € –1.0 million (previous year: € –0.5 million).

[1] Expense ratios are always given in relation to total output (sum of sales and changes in stocks of finished and unfinished products)

The pro rata income contribution from EverQ in the first quarter of 2008 amounted to € 0.7 million compared with the loss of € -0.2 million incurred in the same period in the previous year. This development reflects the sharp increase in the production of solar modules with an output of 20 MWp in the first quarter of 2008 (previous year: 7 MWp). The ramp-up of the second integrated production line (EverQ2) is complete; however, full production volume has not yet been reached because of minor start-up problems.

Income from financial instruments in the reporting period contains write-ups on the put options for REC shares of € 16.1 million. The reason for the write-ups were the weak performance of the REC share from 276 NOK at the beginning to 142 NOK at the end of the first quarter. The development after 31 March 2008 is described in the supplemental report.

Because of the tax reform, which came into effect at the beginning of this year in Germany, the consolidated tax rate of 26.5% shown in the same period in the previous year has fallen to 21.3%. As a result, net income for the year after minorities has increased disproportionately to pre-tax income by 61.4% to € 54.4 million compared with the figure for the previous year.

Undiluted earnings per share have risen from € 0.35 in the same period in the previous year to € 0.49 in the first quarter. This equates to an increase of 40.0%. The below average rise in relation to net income for the period after minorities is mainly attributable to the increase in the number of shares caused by the capital increase through contributions in kind in February 2007.




SHAREHOLDERS EQUITY IN € MILLION
1,833.8
12/31/2007
1,895.7
03/31/2008
EQUITY RATION IN %
70.8
12/31/2007
72.9
03/31/2008

ASSETS

Compared with the year-end 2007, Q-Cells' **total assets** have only increased slightly by € 11.4 million to € 2,599.7 million.

On the **assets side, non-current assets** have risen from € 1,699.8 million at the end of 2007 to € 1,935.2 million. As a result of investments far exceeding depreciation in the course of the first three months of 2008, property plant and equipment have increased by € 67.2 million to € 433.6 million. At the same time, other non-current assets have risen by € 165.6 million to € 248.8 million. This is mainly due to the transfer of the advance payment to LDK Solar for the long-term supply contract for solar wafers concluded in December 2007. Our stake in REC is recognised in the balance sheet item "financial assets accounted for using the equity method" with a value of € 1,068.0 million. At the end of the first quarter, the market value of the investment remained well up on its reported value at € 1,497.9 million.

Current assets have fallen by € 224.0 million in the course of the first quarter of 2008. Other financial assets (securities and time deposits) have declined by € 156.5 million and cash and cash equivalents by € 122.7 million in the course of the first quarter. This was primarily due to outflows of funds for investments, the advance payment for the long-term supply contract with LDK concluded in December 2007 and financing the Group's expanding business volumes. Aggregate holdings of other financial assets and cash and cash equivalents amount to € 321.4 million at the end of the first quarter of 2008.

On the **liabilities side, shareholders' equity** increased from € 1,833.8 million at the beginning of the reporting period to € 1,895.7 million at its end. This increase reflects the net income for the period achieved in the first quarter of 2008 and the increase in minorities. The increase in minorities is due, in essence, to the capital increase that has taken place at VHF-Technologies.

Q-Cells' equity ratio has increased once again and, at 72.9%, exceeds the figure of 70.8% at the year-end 2007.

Shareholders' equity covers almost the entire non-current assets, which means that Q-Cells continues to exhibit a very sound balance sheet structure and this provides a very good base for financing the growth planned for the next few years.

During the period under review, there has been virtually no change to **non-current liabilities,** which amount to € 552.1 million at the end of the first quarter. This equates to a share of total assets of 21.2% (as at 31 December 2007 21.4%). **Current liabilities** have decreased from € 201.1 million to € 151.9 million during the first three months of 2008 primarily due to the reduction in other current liabilities. Current liabilities account for 5.9% of total assets at the end of the reporting period (as at 31 December 2007 7.8%).

Because of the outflow of funds, the net financial position[1] has changed from € 171.1 million to € –106.2 million during the first quarter of 2008. The details are explained in the section financial condition.

[1] Net financial position = financial assets + cash and cash equivalents – liability component of the convertible bond – profit sharing capital – non-current financial liabilities – current financial liabilities

FINANCIAL CONDITION

Funds from **operating activity** of € 182.2 million accrued in the period under review (previous year: inflow of funds of € 27.1 million). The main reason for the substantial outflow of funds is the advance payment on the long-term supply contract with LDK Solar concluded in December 2007. In addition, we also paid over € 50.2 million in wage tax and social insurance from the exercise of our employee stock options in the fourth quarter of 2007. This amount was included in the cash flow statement for the fourth quarter of 2007 as an inflow of funds and is therefore to be considered as an extraordinary item in both periods. When adjusted for this special item, an outflow of funds from operating activity of € 132.0 is produced in the period under review.

Interest paid includes the payment of interest amounting to € 6.8 million to holders of the convertible bond issued in February 2007.

In the first quarter, the outflow of funds from **operating activity** amounted to € 195.2 million (previous year: inflow of funds of € 13.0 million).

Financial resources amounting to € 81.6 million (previous year: € 50.6 million) were spent on expanding production capacity in the core business and at subsidiaries and affiliated companies in the first quarter of 2008. € 22.1 million (previous year: € 14.1 million) was also spent on acquiring or increasing investments in companies with new, promising technologies. In the period under review, we participated in capital measures at Solibro and CSG Solar.

Because of the inflow of funds amounting to € 156.4 million from other financial assets, the inflow of funds from **investing activities** amounts to € 64.9 million in the period under review (previous year: outflow of funds of € 59.0 million).

Q-Cells received financial resources amounting to € 5.8 million (previous year: € 481.6 million) from financing activities in the first quarter of 2008.



Overall, Q-Cells' liquidity decreased by € 122.7 million to € 291.4 million in the first quarter 2008. Aggregate holdings of other financial assets and cash and cash equivalents amount to € 321.4 million at the end of the first quarter of 2008.

The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

SUPPLEMENTAL REPORT

Q-Cells AG waived its put options over REC shares vis à vis Orkla ASA in the contract dated 29 April 2008. At the same time, Orkla ASA waived its pre-emptive right to the REC shares owned by Q-Cells AG. At the end of the first quarter of 2008, the put options over REC shares had a balance sheet value of € 18.1 million and were included in the balance sheet item 'market values from financial instruments'.

In order to fund further growth a revolving loan facility amounting to 750 million € was granted to Q-Cells by an international consortium of banks on 7 May 2008. The duration of the loan ends on 31 March 2009. Q-Cells has not yet utilised the loan facility.

OPPORTUNITIES AND RISK REPORT

In addition to our clear strategic orientation and long-term market potential, the Q-Cells Group's continued existence and positive development is supported by a risk management system.

Integrated opportunities and risk management system

To Q-Cells, managing risk does not entail just minimising risk but also identifying opportunities. Q-Cells therefore approaches risk pro-actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

Material opportunities and risks

A detailed presentation of the opportunities and risks inherent in Q-Cells' business is included in the Group Management Report for 2007. No new appreciable opportunities or risks have emerged during the first quarter of 2008.

FORECAST REPORT

Growth and diversification of the technological base

It is generally anticipated that the global expansion for renewable energy sources and thus photovoltaic systems will increase considerably. Rising energy prices worldwide and the increasingly visible impact of climate change have also made the need to make greater use of renewable energies become more than obvious in 2008. Q-Cells aims to participate in this growth. This is why we shall invest further in expanding our core business, the manufacture of monocrystalline and polycrystalline solar cells. At the same time, our investment will also be focused on developing production capacity in our new technologies over the next few years.

The aim of all investment and development is to reduce costs still further, to lessen dependence on the silicon market and to secure our market position. Despite the increasing significance of thin-film technologies, we continue to expect wafer-based silicon technology to play a dominant role for the foreseeable future.

Expectations for 2008

We raised our forecast for fiscal year 2008 at our annual press conference on 27 March 2008.

On the basis of a production target of 570 MWp of crystalline solar cells and 25 to 50 MWp of thin-film solar modules, we expect **sales of approximately € 1,275 million** at Group level. Because of our retrofit programme, we do not have the full capacity of production lines I to IV available in the first half of 2008. As a result, some 60 % of planned annual production in the core business (crystalline solar cells) will be attributable to the second half of 2008. The production target for thin-film solar modules includes the production of Solibro and CSG Solar, which are consolidated at equity in line with the respective investment. Because of the ramp-up of all thin-film companies during the current year, the vast majority of planned production will take place in the second half of 2008. We aim to generate sales of some € 1,250 million in our core business and in new technologies. In addition, our subsidiary Q-Cells International, which specialises in planning and developing large ground-mounted and roof top photovoltaic facilities, is to contribute sales of approximately € 25 million.

Consolidated earnings before interest and taxes (EBIT) should amount to **around € 252 million** in the current year, which equates to an EBIT margin of around 20 %. We expect that approximately € 250 million of this figure will be generated in the core business and in new technologies. Because production at our thin-film subsidiaries and affiliated companies (New Technologies) will only be in the ramp-up phase, we assume that this segment's contribution to EBIT will be negative. Q-Cells International is to contribute EBIT of some € 2 million with a margin of 7 %.

On the basis of our production forecast, we expect **net income for the year from core business and new technologies** of around **€ 175 million.** We forecast net income for Q-Cells International of around € 1 million.

We expect based on the current consensus estimates a positive income contribution of € 38 million from the pro rata net income from our stake in REC (Renewable Energy Corporation). This will be offset by the expenses for writing down the intangible assets acquired (orders backlog and technologies) from REC, which are expected to amount to € 12 million. Since we have waived the put options vis à vis Orkla ASA, our net income will be depressed by the amount of the residual carrying value of € 2.0 million at the beginning of fiscal 2008.

On **Group** level we expect a **net income for the year** of around **€ 200 million.**

We are planning to invest more than € 400 million in expanding our production capacity in fiscal year 2008. More than half this figure will be attributable to new technologies. We shall also direct more than half this investment towards our Bitterfeld-Wolfen site.

At the end of the first quarter of 2008, our production capacity has increased to 560 MWp thanks to the successful start-up of production line V(3). At the end of the first half, we plan to increase production capacity to 630 MWp by completing the ramp-up of production line V(3) and the retrofit programme. Because of the retrofit programme for production lines I to IV, we shall not have these production lines' full capacity at our disposal in the second quarter of 2008 – as was the case in the first quarter.

Targets for 2009 and 2010

For 2009, Q-Cells is setting itself the target of achieving sales of more than € 2 billion, of which some € 50 billion will be attributable to Q-Cells International. Among other things, this increase in production volume in 2009 will be based on the contracts for the supply of directly cleaned metallurgical silicon, which we have concluded with Elkem Solar and Bécancour Silicon, and for silicon wafers with LDK Solar.

In 2010, we aim to increase production in our core business to more than 1.5 Gigawatt peak (GWp). In addition, we are planning to produce between 400 and 600 MWp of thin-film solar modules. As in 2008, the production target for thin-film modules in 2010 includes the production of Solibro and CSG Solar, which are consolidated at equity, in line with the respective stake.

RESPONSIBILITY STATEMENT OF THE COMPANY'S LEGAL REPRESENTATIVES

To the best of our knowledge, and in accordance with the applicable reporting principles for interim reports, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group. The interim Group management report also includes a fair review of the development and performance of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group over the rest of the fiscal year.

Bitterfeld-Wolfen, OT Thalheim, 14 May 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

CONSOLIDATED FINANCIAL STATEMENTS AS PER

CONSOLIDATED BALANCE SHEET

AS OF 31 MARCH 2008

ASSETS	03/31/2008 € million	12/31/2007 € million
A. NON-CURRENT ASSETS		
I. Goodwill	3.3	2.5
II. Intangible assets	43.2	40.4
III. Property, plant and equipment	433.6	366.4
IV. Financial assets accounted for using the equity method	1,206.3	1,207.3
V. Other non-cuurent assets	248.8	83.2
	1,935.2	**1,699.8**
B. CURRENT ASSETS		
I. Inventories	112.1	94.4
II. Trade account receivable	153.2	121.1
III. Market values of financial instruments	23.6	6.7
IV. Financial assets	30.0	186.5
V. Other receivables and assets	54.2	65.7
VI. Cash and cash equivalents	291.4	414.1
	664.5	**888.5**
TOTAL ASSETS	**2,599.7**	**2,588.3**

EQUITY AND LIABILITIES	03/31/2008 € million	12/31/2007 € million
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	111.3	111.3
II. Capital reserve	1,459.6	1,459.6
III. Revenue reserves	306.8	252.4
IV. Other reserves	−0.6	−0.4
Q-Cells AG shareholders	1,877.1	1,822.9
V. Minority interests	18.6	10.9
	1,895.7	**1,833.8**
B. NON-CURRENT LIABILITIES		
I. Convertible bond	407.5	402.9
II. Profit participation capital	14.7	14.7
III. Non-current financial liabilities	0.0	1.1
IV. Deferred investment grants and subsidies	71.0	66.0
V. Other provisions	7.0	6.4
VI. Other non-current liabilities	46.1	57.2
VII. Deferred taxes	5.8	5.1
	552.1	**553.4**
C. CURRENT LIABILITIES		
I. Current financial liabilities	5.4	10.8
II. Trade accounts payable	67.9	64.6
III. Tax liabilities	30.8	26.7
IV. Deferred investment grants and subsidies	10.1	9.5
V. Market value of financial instruments	3.3	0.7
VI. Other provisions	1.1	1.0
VII. Other current liabilities	33.3	87.8
	151.9	**201.1**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**2,599.7**	**2,588.3**

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2008

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
1. Sales revenues	269.7	163.5
2. Change in stocks of finished and unfinished products	-5.2	8.7
3. Other own work capitalized	1.0	1.0
4. Other operating income	4.6	2.5
5. Cost of materials	165.2	113.0
6. Personnel expenses	19.9	12.1
7. Depreciation and amortization	9.1	5.0
8. Other operating income	17.0	9.4
9. Net income from operating activities	**58.9**	**36.2**
10. Income from financial assets accounted for using the equity method	-0.8	5.8
11. Interest and similar income	3.0	3.2
12. Interest and similar expense	7.3	2.9
13. Results from financial instruments	14.3	3.0
14. Income before taxes	**68.1**	**45.3**
15. Income taxes	14.5	12.0
16. Net income for the period	**53.6**	**33.3**
Income attributable to other shareholders	**-0.8**	**-0.4**
Net income for the period attributable to Q-Cells AG shareholders	**54.4**	**33.7**

Earnings per share	01/01-03/31/2008	01/01-03/31/2007
Earnings per share (undiluted) in €	0.49	0.35
Earnings per share (diluted) in €	0.47	0.33

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2008

	01/01–03/31/2008 € million	01/01–03/31/2007 € million
Net income for the period	53.6	33.3
Income tax expenses	14.5	12.0
Depreciation and amortization	9.1	5.0
Income from financial assets accounted for using the equity method	0.8	–5.8
Income from financial instruments	–14.3	–2.9
Other non-cash expenses and income	–0.4	3.5
Amortisation of investment grants and subsidies	–2.2	–1.5
Change in provisions	0.6	0.2
Change in inventories, receivables and other assets	–31.0	–27.8
Change in advances paid	–178.1	–7.3
Change in advances received	8.3	2.3
Liabilities from wage tax and social security relating to stock option programmes	–50.2	0.0
Change in other liabilities	2.8	16.4
Interest and similar income	–3.0	–3.2
Interest and similar expenses	7.3	2.9
Liquid funds generated from operating activities	**–182.2**	**27.1**
Interest paid	–7.2	–0.5
Interest received	4.1	2.4
Income taxes paid	–9.9	–16.0
Cash used in (previous year: cash provided by) operating activities	**–195.2**	**13.0**
Capital expenditure on intangible assets	–2.2	–1.5
Capital expenditure on property, plant and equipment	–79.4	–49.1
Acquisitions of equity investments	–22.1	–14.1
Changes in fiancial assets	156.4	10.1
Payments for loans granted	0.0	–7.7
Proceeds from the repayment of loans granted	0.0	1.0
Proceeds from investment grants and subsidies	12.2	2.3
Cash provided by (previous year: cash used in) investing activities	**64.9**	**–59.0**
Proceeds from the issue of a convertible bond	0.0	492.5
Costs of obtaining capital through the convertible bond	0.0	–7.8
Proceeds from capital increases at subsidiaries by minority shareholders	7.2	0.0
Repayments of loans	–1.3	–2.8
Payments under finance lease	–0.1	–0.3
Cash provided by financing activities	**5.8**	**481.6**
Change in liquid funds	–124.5	435.6
Effects of foreign exchange and other non-cash changes	1.8	0.0
Cash and cash equivalents at the beginning of the period	414.1	147.3
Cash and cash equivalents at the end of the period	**291.4**	**582.9**

CHANGES IN CONSOLIDATED EQUITY

FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2008

	Subscribed capital	Capital reserve
	€ million	€ million
01/01/2007	**74.7**	**247.7**
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		
Income and expenses recognised directly in equity	**0.0**	**0.0**
Stock option programme		0.8
Net income for the period		
Total income and expenses recognised in equity	**0.0**	**0.8**
Capital increase through contribution in kind	34.4	1,108.1
Part of convertible bond recorded in equity		97.0
03/31/2007	**109.1**	**1,453.6**
Valuation of financial instruments (€ 4.5 million less deferred taxes of € 0.1 million)		
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		
Income and expenses recognised directly in equity	**0.0**	**0.0**
Stock option programme		3.1
Net income for the period		
Total income and expenses recognised in equity	**0.0**	**3.1**
Issue of new shares for subscription	2.2	2.6
Acquisition of minority interests in VHF		
Change in the scope of consolidation		
Part of convertible bond recognized in equity (€ 96.9 million plus deferred taxes of € 0.4 million)		0.3
12/31/2007	**111.3**	**1,459.6**
Valuation of financial instruments (€ 1.8 million less deferred taxes of € 0.0 million)		
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		–0.4
Income and expenses recognised directly in equity	**0.0**	**–0.4**
Stock option programme		0.4
Net income for the period		
Total income and expenses recognised in equity	**0.0**	**0.0**
Acquisition of minority interests in VHF		
Injection of capital to the subsidiaries		
03/31/2008	**111.3**	**1,459.6**

Revenue reserves	Other reserves		Q-Cells AG shareholders	Minority interests	Total equity
	Market valuation	Foreign exchange differences			
€ million	€ million	€ million	€ million	€ million	€ million
104.0	**0.0**	**-0.1**	**426.3**	**13.7**	**440.0**
			0.0	-0.2	-0.2
		-1.4	-1.4		-1.4
0.0	**0.0**	**-1.4**	**-1.4**	**-0.2**	**-1.6**
			0.8		0.8
33.7			33.7	-0.4	33.3
33.7	**0.0**	**-1.4**	**33.1**	**-0.6**	**32.5**
			1,142.5		1,142.5
			97.0		97.0
137.7	**0.0**	**-1.5**	**1,698.9**	**13.1**	**1,712.0**
		4.4	4.4		4.4
		-0.4	-0.4	-0.1	-0.4
	1.9	-4.8	-2.9		-2.9
0.0	**1.9**	**-0.8**	**1.1**	**-0.1**	**1.1**
			3.1		3.1
114.7			114.7	-2.2	112.5
114.7	**1.9**	**-0.8**	**118.9**	**-2.3**	**116.7**
			4.8		4.8
			0.0	-1.3	-1.3
			0.0	1.4	1.4
			0.3		0.3
252.4	**1.9**	**-2.3**	**1,822.9**	**10.9**	**1,833.9**
		1.8	1.8		1.8
		0.9	0.9	0.6	1.5
	-0.6	-2.3	-3.3		-3.3
0.0	**-0.6**	**0.4**	**-0.6**	**0.6**	**0.0**
			0.4		0.4
54.4			54.4	-0.8	53.6
54.4	**-0.6**	**0.4**	**54.2**	**-0.2**	**54.0**
			0.0	0.7	0.7
			0.0	7.2	7.2
306.8	**1.3**	**-1.9**	**1,877.1**	**18.6**	**1,895.8**

SEGMENT REPORTING

FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2008

OVERVIEW OF BUSINESS AREAS OF OPERATIONS (primary reporting format)	**Core Business**		**New Technologies**	
	2008 € million	**2007 € million**	**2008 € million**	**2007 € million**
Segment sales revenues	269.0	162.4	0.7	0.1
Segment income	63.8	36.7	-4.9	-1.3
Income from financial assets for using the equity method				
Pro rata income	0.0	0.0	-2.4	-1.2
Income from financial instruments	-1.8	0.1	0.0	0.0
Net income for the period				
Segment assets	1,145.0	1,030.0	163.0	125.3
Shares in financial assets accounted for using the equity method	0.0	0.0	147.9	137.8
Market values of financial instruments	5.5	4.6	0.0	0.0
Total assets				
Segment liabilities	191.3	226.0	26.4	28.4
Market values of financial instruments	3.3	0.7	0.0	0.0
Total liabilities				
Acquisition costs of segment assets (property, plant and equipment as well as intangible assets)	45.5	39.2	32.2	12.4
Depreciation and amortization on segment assets	8.1	4.8	1.0	0.2
Total amount of significant non-cash expenses	0.4	0.8	0.0	0.0

Silicon Trading		REC		Items not allocated		Group	
2008 € million	2007 € million	2008 € million	2007 € million	2008 € million	2007 € million	2008 € million	2007 € million
0.0	1.0	0.0	0.0	0.0	0.0	269.7	163.5
0.0	0.8	0.0	0.0	0.0	0.0	58.9	36.2
0.0	0.0	1.6	7.0	0.0	0.0	−0.8	5.8
0.0	0.0	16.1	2.9	0.0	0.0	14.3	3.0
						54.4	**33.7**
0.0	0.0	0.0	0.0	61.8	219.0	1,369.8	1,374.3
0.0	0.0	1,058.4	1,069.5	0.0	0.0	1,206.3	1,207.3
0.0	0.0	18.1	2.1	0.0	0.0	23.6	6.7
						2,599.7	**2,588.3**
0.0	0.0	0.0	0.0	483.0	499.4	700.7	753.8
0.0	0.0	0.0	0.0	0.0	0.0	3.3	0.7
						704.0	**754.5**
0.0	0.0	0.0	0.0	0.0	0.0	77.7	51.6
0.0	0.0	0.0	0.0	0.0	0.0	9.1	5.0
0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.8

NOTES TO THE INTERIM REPORT

FOR THE PERIOD FROM 1 JANUARY TO 31 MARCH 2008 OF Q-CELLS AG, BITTERFELD-WOLFEN, OT THALHEIM

1. GENERAL DISCLOSURES

BASIC INFORMATION

The present IFRS interim financial statements are the consolidated financial statements of Q-Cells AG. They have been neither audited nor examined by auditors. The consolidated financial statements are prepared in euros (€), since the majority of Group transactions are realised in this currency. All amounts are indicated in millions of euros (€ million), unless otherwise indicated. Amounts are rounded in accordance with commercial practice. Rounding differences may occur.

SIGNIFICANT EVENTS IN THE REPORTING PERIOD

In the reporting period, Q-Cells AG made the contractually agreed advance payment to LDK Solar Hi-Tech Co., Ltd., Xinyu City/China, with which it had agreed a supply contract for the delivery of silicon wafers with a total output of more than 6 GWp in December 2007.

In the first quarter of fiscal year 2008, the Company increased sales revenues by 65.0% compared with the same period in the previous year.

Compared with the same period in the previous year operating income improved from € 36.2 million to € 58.9 million (+62.7%), while net income for the period (after minorities) amounted to € 54.4 million and consequently exceeded the figure for the previous year (€ 33.7 million) by 61.4%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The quarterly report as of 31 March 2008 with selected notes has been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS) for interim reports (IAS 34).

The IFRS interim financial statements were drawn up using the accounting policies applied to the IFRS consolidated financial statements of Q-Cells AG as of 31 December 2007.

The income statement presented for the purposes of quarterly reporting only shows a total figure for both the cost of materials and personnel expenses.

These interim financial statements do not contain all the disclosures required for the consolidated financial statements at the end of a fiscal year and are therefore to be read with the consolidated financial statements as of 31 December 2007.

3. CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly or indirectly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which Q-Cells exercises a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of holding
Sontor GmbH (previously Brilliant 234. GmbH)	Bitterfeld-Wolfen, OT Thalheim/Germany	100.00%
Q-Cells International GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	100.00%
Q-Cells International USA Corp.	New Castle, Delaware/USA	100.00%*
Q-Cells International Finance B.V.	Rotterdam/Netherlands	100.00%
Q-Cells Asia Ltd.	Hong Kong/China	100.00%
Q-Cells Österreich AG	Vienna/Austria	100.00%
Q-Cells Beteiligungs GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	100.00%
Calyxo GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	93.00%
Calyxo USA Inc.	Perrysburg, Ohio/ USA	93.00%*
VHF Technologies S.A.	Yverdon-les-Bains/Switzerland	55.64%
Flexcell GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	55.64%*

* Indirectly

An investment agreement for a total of CHF 72.3 million was concluded with **VHF** on 20 December 2007. The investments are payments in the capital of the VHF. Accordingly, Q-Cells AG has to make payments to VHF totalling CHF 45.9 million in three tranches in 2008. The first tranche of CHF 20.5 million (€ 12.5 million) was paid on schedule in January 2008. As a result, the Q-Cells stake in VHF has increased by a further 4.64% to 55.64%. Further goodwill of € 0.7 million has arisen from the increase in the stake.

Q-Cells AG has established **Q-Cells Österreich AG** based in Vienna/Austria as a wholly owned subsidiary. It was registered in the Companies Register of the Vienna Commercial Court on 31 January 2008.

Q-Cells AG has acquired Marmor 218. VV GmbH, Munich through a notarised purchase agreement dated 6 March 2008. The company's name was changed to **Q-Cells Beteiligungs GmbH** in the Articles of Association and the company's registered office moved to Bitterfeld-Wolfen, OT Thalheim by means of a shareholders' resolution dated 6 March 2008. An application for registration in the Commercial Register has been submitted but it has not yet taken place.

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	Registered Office	Amount of holding
Joint ventures		
Solibro GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	67.50%
EverQ GmbH	Bitterfeld-Wolfen, OT Thalheim/Germany	33.33%
Associated companies		
The Solaria Corporation	Fremont, California/USA	31.40%
CSG Solar AG	Bitterfeld-Wolfen, OT Thalheim/Germany	21.71%
Renewable Energy Corporation ASA	Høvik/Norway	17.18%

Joint ventures
In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. For accounting purposes the equity method is applied.

EverQ has been informed by the European Commission that the investment subsidies granted for the construction of the two production lines EverQ1 and EverQ2 are to be the subject of another investigation. The amounts being investigated amount to € 10 million for EverQ1, which EverQ has already received, and up to € 20 million for EverQ2. The amounts specified relate in each case to a 100% stake in EverQ. After careful examinations by our own and external analysts, EverQ has come to the conclusion that the conditions for the investment subsidies for EverQ1 and EverQ2 were met. This is why EverQ has not created any provisions for the event that it has to repay the amounts in part or in full.

Associated companies
In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20.0% of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of significant influence by the shareholder can be concluded as a rule.

At the beginning of January 2008, a decision was made by an extraordinary meeting of **CSG Solar AG's** shareholders to increase its capital in return for cash. Q-Cells AG participated in line with its stake and contributed an additional € 2.6 million.

4. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

PROPERTY, PLANT AND EQUIPMENT

In the first quarter of 2008, € 44.4 million was invested in the core business and € 20.6 million in the pilot lines at Calyxo and Sontor.

FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

The Company has the following shares in joint ventures and associated companies:

	03/31/2008		12/31/2007	
	€ million	%	€ million	%
Associated companies				
Renewable Energy Corporation ASA, Høvik/Norway (REC)	1,068.0	17.18	1,069.5	17.18
CSG Solar AG, Bitterfeld-Wolfen, OT Thalheim	4.7	21.71	3.1	21.71
The Solaria Corporation, Fremont/California/USA	22.3	31.40	23.1	31.40
Joint ventures				
EverQ GmbH, Bitterfeld-Wolfen, OT Thalheim	28.8	33.33	27.6	33.33
Solibro GmbH, Bitterfeld-Wolfen, OT Thalheim	82.5	67.50	84.0	67.50
	1,206.3		**1,207.3**	

OTHER NON-CURRENT ASSETS

The non-current portion of advance payments made on future raw material supplies (€ 217.0 million; 31 December 2007: € 51.5 million) and a balloon repayment loan granted to EverQ GmbH, Bitterfeld-Wolfen, OT Thalheim, (€ 30.0 million; 31 December 2007: € 30.0 million) are reported under other non-current assets. The loan is due for repayment on 31 December 2009 and interest has been charged on it at 5.43% p.a. since 1 February 2007.

Current assets

INVENTORIES

	03/31/2008 € million	12/31/2007 € million
Raw materials, consumables and supplies	44.1	38.0
Finished and unfinished goods	35.6	36.6
Current portion of advance payments made on future raw material supplies	32.4	19.8
	112.1	**94.4**

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due within one year.

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. On the closing date, there were foreign currency receivables amounting to € 13.1 million (31 December 2007: € 10.3 million).

MARKET VALUES OF FINANCIAL INSTRUMENTS

REC put options
The changes in the value of the put options, which were significantly influenced by the balance sheet date-related fall in the price of REC shares, led to positive net income from the valuation of the options in the first quarter of € 16.1 million. The options serve to hedge the price of REC shares in part.

Embedded derivatives
Q-Cells AG has identified embedded derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales contracts was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes such financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives.

This item contains the positive market values of embedded derivatives amounting to € 2.0 million (31 December 2007: € 1.2 million). This is offset by an item on the liabilities side relating to negative values amounting to € 3.3 million (31 December 2007: € 0.7 million). In the first quarter of 2008, the net result from embedded derivatives amounted to € –1.8 million (31 December 2007: € 0.9 million). The expenses and income from similar economic transactions amount to € 0.8 million and € 2.6 million.

The results of measuring financial instruments at market values are shown in income from financial instruments.

FINANCIAL ASSETS

Time deposits
There were no time deposits with an original term of more than three months as of 31 March 2008 (31 December 2007: € 156.2 million).

Securities
The securities classified as "to be held to maturity" (€ 30.0 million; 31 December 2007: € 30.3 million) are bonds in euros with remaining terms to June 2008. The securities are measured at amortised cost.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are made up as follows:

	03/31/2008 € million	12/31/2007 € million
Cash and balances in banks	12.1	69.7
Time deposits	72.5	124.7
Securities	206.8	219.7
	291.4	**414.1**

SHAREHOLDERS' EQUITY

Please refer to the statement of changes in equity for details of the change in Q-Cells AG's shareholders' equity in the first quarter of 2008.

Non-current liabilities

CONVERTIBLE BOND

This item reflects the liability component of the convertible bond issued in February 2007, which amounted to € 407.5 million as of 31 March 2008 (31 December 2007: € 402.9 million).

OTHER NON-CURRENT LIABILITIES

As at 31 March 2008, other non-current liabilities mainly reflect non-current liabilities resulting from the acquisition of Solibro GmbH in the amount of € 13.2 million (31 December 2007: € 25.0 million) and the non-current portion of advance payments received on orders (€ 25.6 million; 31 December 2007: € 24.9 million).

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable are due within one year.

Payables in foreign currency are converted at the rate on the transaction date and subsequently measured at the rate on the closing date. As of the balance sheet date, liabilities in foreign currency amounted to € 4.2 million (31 December 2007: € 1.6 million).

OTHER CURRENT LIABILITIES

The reduction in other current liabilities compared with 31 December 2007 is mainly the result of settling wage tax and social security liabilities amounting to € 50.2 million resulting from the exercise of the stock option programme.

5. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The disclosures for the comparable period relate to the period from 1 January to 31 March 2007.

SALES REVENUES

Sales revenues rose by 65.0 % compared to 2007.

The segment reporting in these notes provides information on the breakdown by region.

PRODUCT	Cell Type	Revenues		Change
		01/01-03/31/2008 € million	01/01-03/31/2007 € million	€ million
Polycrystalline	**Q5** (125x125 mm)	0.4	0.2	0.2
	Q6LTT (156x156 mm)	244.6	144.6	100.0
	Q8 (210x210 mm)	0.1	0.1	0.0
Monocrystalline	**Q5M** (125x125 mm)	9.4	11.8	-2.4
	Q6LM (156x156 mm)	8.8	5.7	3.1
Sales revenues from the sale of solar cells		**263.3**	**162.4**	**100.9**
Silicon sales		0.0	1.0	-1.0
Project business		3.9	0.0	3.9
Other		2.5	0.1	2.4
		269.7	**163.5**	**106.2**

Sales of broken cells, other sales revenues and revenue deductions were allocated to individual products and cell types.

OTHER OPERATING INCOME

Other operating income is composed of the following items:

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Reversal of investment subsidies	1.4	0.9
Foreign exchange gains	1.1	0.7
Reversal of investment grants	0.8	0.6
Personnel expenses allowances	0.2	0.0
Other income	1.1	0.3
	4.6	**2.5**

COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. The cost of materials ratio (cost of materials related to sales and changes in inventories) amounts to 62.5% in the first quarter of 2008 (2007: 65.6%).

PERSONNEL EXPENSES

As of 31 March 2008, Q-Cells AG (Group) employed 1,730 (31 December 2007: 1,627) individuals. 70 trainees were engaged at the end of March 2008 (31 December 2007: 39). Q-Cells AG's Executive Board consists of four members, as in the first quarter of 2007. In the first quarter of 2008, the personnel expense ratio (personnel expenses related to sales and changes in inventories) was 7.5% (2007: 7.1%).

OTHER OPERATING EXPENSE

Other operating expenses comprise the following:

	01/01–03/31/2008 € million	01/01–03/31/2007 € million
General and administrative expenses	1.9	1.1
Temporary employee expenses	1.5	0.9
Legal and consulting costs	1.3	0.9
Other external services	1.1	0.9
Maintenance and repair costs	2.8	1.4
Foreign exchange differences	2.5	0.8
Training	0.3	0.5
Product warranty expenses	0.6	0.5
Selling expenses	0.9	0.5
Recruiting	0.4	0.5
Other travel expenses	0.6	0.5
Contributions and fees	0.0	0.2
Freight and storage costs	0.8	0.1
Other operating expense	2.3	0.6
	17.0	**9.4**

INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	01/01–03/31/2008 € million	01/01–03/31/2007 € million
Income from associated companies		
CSG Solar AG	–1.0	–0.5
The Solaria Corp.	–0.7	–0.1
Renewable Energy Corporation ASA (REC)	1.6	7.0
Income from joint ventures		
EverQ GmbH	0.7	–0.2
Solibro GmbH	–1.4	–0.4
	–0.8	**5.8**

INTEREST AND SIMILAR EXPENSE

The change compared with the first quarter of 2007 is due, in particular, to the addition of interest to the convertible bond.

RESULTS FROM FINANCIAL INSTRUMENTS

	01/01–03/31/2008 € million	01/01–03/31/2007 € million
Income from measurement of the REC put options	16.1	2.9
Income from embedded derivatives	–1.8	0.1
	14.3	**3.0**

INCOME TAXES

Income taxes break down as follows:

	01/01–03/31/2008 € million	01/01–03/31/2007 € million
Corporation tax	8.8	9.1
Trade tax	5.2	3.7
Deferred taxes	0.5	–0.8
	14.5	**12.0**

Taking into account the solidarity surcharge and trade income tax, the tax rate for the calculation of deferred taxes was 22.83% (31 March 2007: 33.07%).

EARNINGS PER SHARE

Earnings per share were calculated in accordance with IAS 33. In calculating basic earnings per share, net income for the period attributable to the ordinary shareholders is set in proportion to the number of ordinary shares.

Undiluted earnings per share	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Net income for the period attributable to ordinary shareholders (€ m)	39.4	27.1
Weighted average number of ordinary shares	80,689,389	77,023,592
Earnings per share (undiluted) in €	**0.49**	**0.35**

The weighted average number of ordinary shares is calculated as follows:

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Shares issued on 1 January	80,689,389	74,729,728
Effect of the capital increase through contributions in kind	0	2,293,864
Weighted average number of ordinary shares	**80,689,389**	**77,023,592**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Net income for the period after minorities	54.4	33.7
Net income for the period relating to preference shares	14.9	6.6
Net income for the period attributable to ordinary shareholders	**39.4**	**27.1**

Net income for the period attributable to preference shares was calculated on the assumption that net income for the period would be paid out to shareholders in full. In addition to the preferential dividend of 3 Euro-cent per share, it also takes account of those parts of the dividend that would be available for distribution to both groups of shareholders under the articles of association. In so doing, the figures were geared to the weighted average of the ordinary and preference shares issued.

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Weighted average number of preference shares	30,569,984	18,681,657
Proportionate preferential dividend attributable to the holders of preference shares (€ million)	0.2	0.1
Additional net income for the period attributable to the holders of preference shares (€ million)	14.7	6.5
Net income for the period relating to preference shares (€ million)	**14.9**	**6.6**

Diluted earnings per share

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Net income for the period attributable to ordinary shareholders (€ million)	39.4	27.1
Weighted average number of shares	83,246,529	81,719,764
Earnings per share (diluted) in €	**0.47**	**0.33**

The weighted average number of shares is calculated as follows:

	01/01-03/31/2008 € million	01/01-03/31/2007 € million
Weighted average number of ordinary shares (undiluted)	80,689,389	77,023,592
Impact of share options issued	2,557,140	4,696,172
Weighted average number of shares (diluted)	**83,246,529**	**81,719,764**

7,373,858 potential ordinary shares from the convertible bond do not have a dilutive effect since, if these additional shares were taken into account, the interest expense attributable to the convertible bond would increase earnings per share. 30,569,984 existing preference shares, which are convertible into ordinary shares, are already taken into account in calculating the attributable net income for the period and consequently do not have a dilutive effect either.

6. NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

In the first quarter of 2008, cash outflows for operating activities amounted to € 195.2 million (2007: cash inflow of € 13.0 million) and are mainly characterised by the increase in advance payments made in connection with a long-term silicon supply contract (€ 178.1 million) and payment of wage tax and social security contributions as a result of the exercise of stock options by employees in December 2007 (€ 50.2 million). If these extraordinary items had not applied, operating activities would have generated cash inflows of € 33.1 million (2007: € 20.3 million).

Interest paid has increased because of the coupon payment of € 6.8 million to holders of the convertible bond.

Investment in property, plant and equipment and in intangible assets of € 81.6 million (2007: € 50.6 million) to expand production capacity and the payments to acquire the investments in Solibro GmbH and CSG Solar AG of € 22.1 million (2007: € 14.1 million) led to cash outflows for investing activities. As a result of the reverse switch from time deposits amounting to € 156.4 million (2007: € 10.1 million) and inflows from investment subsidies of € 12.2 million (2007: € 2.3 million) investing activities generated cash inflows of € 64.9 million € (2007: cash outflow for investing activities of € 59.0 million).

Cash outflows for operating activities were financed by cash inflows from investing and financing activities and withdrawals from liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

Currency risk
Currency risks arise for Q-Cells primarily due to the fact that purchases are made in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk
The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Credit risks
There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures.

Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

Events of particular importance following the interim reporting date
Q-Cells AG waived its put options over REC shares vis à vis Orkla ASA in the contract dated 29 April 2008. At the same time, Orkla ASA waived its pre-emptive right to the REC shares owned by Q-Cells AG. As a result, the put options over REC shares recognised at € 18.1 million on 31 March 2008 were derecognised and charged to the income statement in April 2008.

In order to fund further growth a revolving loan facility amounting to 750 million € was granted to Q-Cells by an international consortium of banks on 7 May 2008. The duration of the loan ends on 31 March 2009. Q-Cells has not yet utilised the loan facility.

Bitterfeld-Wolfen, OT Thalheim, 14 May 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

7. OTHER DISCLOSURES

SEGMENT REPORTING

Q-Cells AG's primary segment reporting format is to report business segments of the core area of conventional cell technology, new technologies, silicon trading and the REC business (please refer to the section on associated companies.)

Q-Cells AG's secondary reporting format is segment reporting according to geographical categories. Income, expenses and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	01/01-03/31/2008		01/01-03/31/2007	
	€ million	**Share in %**	**€ million**	**Share in %**
Germany	83.1	30.8	69.4	42.4
Other EU countries	97.7	36.2	24.7	15.1
Rest of Europe	35.4	13.1	27.2	16.6
Asia	31.7	11.8	13.9	8.5
Africa	10.0	3.7	13.0	8.0
North America	11.1	4.1	0.4	0.3
Central and South America	0.0	0.0	14.9	9.1
Rest of the world	0.7	0.3	0.0	0.0
	269.7	**100.0**	**163.5**	**100.0**
Export ratio		**69.2**		**57.6**

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Purchase commitments
Commitments to suppliers for purchasing wafers and silicon for 2008 to 2018 exist in the amount of € 6,458.5 million (31 December 2007: € 297.6 million), of which € 531.9 million applies to 2008.

FINANCIAL RISKS

Security policy
Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk
Appropriate financial planning instruments are utilised to control our future liquidity position. We do not foresee any liquidity bottlenecks according to current planning.

FINANCIAL CALENDAR 2008

14 May	Publication of the First Quarter Report as at 31 March 2008
26 June	Annual General Meeting
13 August	Publication of the Second Quarter Report as at 30 June 2008
13 November	Publication of the Third Quarter Report as at 30 September 2008

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 99-10 101
FAX + 49 (0)3494 66 99-10 000
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 99-10 121
FAX + 49 (0)3494 66 99-10 000
MAIL presse@q-cells.com

Concept and design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
14 May 2008

Production
This Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emisssions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

Q-CELLS AG

OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany
TEL +49 (0) 3494 66 99-0
FAX +49 (0) 3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

END